 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 4, 1997
                                                     REGISTRATION NO. 333-37183

===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 3
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                             PREVIEW TRAVEL, INC.
          (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CONSTITUTION)

                                ---------------

         DELAWARE                     4724                   94-2965892
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF       INDUSTRIAL CLASSIFICATION   IDENTIFICATION NUMBER)
     INCORPORATION OR             CODE NUMBER)
      ORGANIZATION)

                               ---------------

                               747 FRONT STREET
                            SAN FRANCISCO, CA 94111
                                (415) 439-1200
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                 OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                               KENNETH J. ORTON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               747 FRONT STREET
                            SAN FRANCISCO, CA 94111
                                (415) 439-1200
 (NAME, ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------

                                  COPIES TO:

           MARK A. MEDEARIS                     JAMES N. STRAWBRIDGE
           SONYA F. ERICKSON                       JOSE F. MACIAS
             EDWARD Y. KIM                        ROBERT M. TARKOFF
           VENTURE LAW GROUP              WILSON SONSINI GOODRICH & ROSATI
      A PROFESSIONAL CORPORATION              PROFESSIONAL CORPORATION
          2800 SAND HILL ROAD                    650 PAGE MILL ROAD
         MENLO PARK, CA 94025                    PALO ALTO, CA 94304

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED OCTOBER 29, 1997

PROSPECTUS
----------
                                2,500,000 SHARES

                           [LOGO OF PREVIEW TRAVEL(SM)]

                              PREVIEW TRAVEL, INC.

                                  COMMON STOCK

  All of the 2,500,000 shares of Common Stock offered hereby are being sold by the Company. Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol PTVL.

                                   --------

            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 5.

                                   --------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                              IS A CRIMINAL OFFENSE.

================================================================================
                             PRICE TO          UNDERWRITING         PROCEEDS TO
                              PUBLIC           DISCOUNTS (1)        COMPANY (2)
-------------------------------------------------------------------------------
Per Share.............          $                   $                   $
-------------------------------------------------------------------------------
Total (3).............         $                   $                   $
================================================================================

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.

(2) Before deducting expenses payable by the Company estimated at $850,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 375,000 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to
    Public, Underwriting Discount and Proceeds to Company will be $         ,
    $          and $         , respectively. See "Underwriting."

                                   --------

  The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available
for delivery on or about      , 1997, at the offices of the agent of Hambrecht
& Quist LLC in New York, New York.

HAMBRECHT & QUIST                        NATIONSBANC MONTGOMERY
                                            SECURITIES, INC.

     , 1997

[PREVIEW TRAVEL LOGO]                                                 [AOL LOGO]

                                                                   [EXCITE LOGO]

  Preview Travel is a leading provider of branded online travel services for leisure and small business travelers and a producer of travel-related programming for broadcast and cable television. In addition to its own Web sites, the Company operates a co-branded travel web site with Excite and the primary travel service on America Online, both under long-term strategic distribution agreements that expire in 2002.

                              TRAVEL ON YOUR TERMS

  Preview Travel's easy-to-use online travel services empower consumers with the information and tools they need to plan and purchase their own travel 24 hours a day, seven days a week. The Company's online services are enhanced by round-the-clock customer service and personalized communications.

         [GRAPHICS DEPICTING THREE SCREENS ON PREVIEW TRAVEL WEB SITE]

ONLINE TRAVEL RESERVATIONS

  Preview Travel provides its customers with real-time access to schedule, pricing and availability information for over 500 airlines, access to rooms at more than 13,000 hotels worldwide and access to rental cars from all the major agencies. Complete vacation packages, cruises and specialty tours are also available. The Company's services are designed to enable customers to make informed choices about their travel purchases.

AWARD-WINNING CONTENT

  Preview Travel's destination information features award-winning editorial content supported by a wide variety of multimedia. The Company's travel experts constantly search for the latest travel trends and bargains and produce a wide range of news and feature articles for online distribution, updated each business day. Much of this content is provided by Preview Travel's broadcast subsidiary, News Travel Network, which produces travel-related television programs and maintains an extensive travel video library.

  The Company intends to distribute to its stockholders annual reports containing financial statements audited by its independent auditors and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  Preview Travel, Farefinder, Preview Vacations and Travel Update are trademarks and service marks of the Company. This Prospectus also contains the trademarks of other companies.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

THE COMPANY

  Preview Travel, Inc. ("Preview Travel" or the "Company") is a leading provider of branded online travel services for leisure and small business travelers. The Company operates its own Web sites (www.previewtravel.com, www.reservations.com and www.vacations.com), the primary travel service on America Online, Inc. ("AOL") (AOL keyword: previewtravel) and a co-branded travel Web site with Excite, Inc. ("Excite") (City.Net). The Company offers one-stop travel shopping and reservation services, providing reliable, real-time access to schedule, pricing and availability information for over 500 airlines, 13,000 hotels and all major car rental companies. The Company's proprietary technology and user-friendly interface enable customers to easily and quickly access travel information 24 hours a day, seven days a week, to make informed choices about their travel purchases. In addition to its reservation and ticketing service, the Company offers vacation packages, discounted and promotional fares, travel news and destination content. The Company complements its compelling content and user-friendly interface with a high level of customer service.

  Through its News Travel Network, Inc. division ("NTN"), Preview Travel produces entertainment programming for broadcast and cable television and the in-flight market. NTN also produces 90-second news inserts for local television station newscasts. NTN has compiled and continually updates an extensive library of over 6,000 hours of proprietary, broadcast quality footage featuring over 2,000 destinations around the world. NTN employs an in-house sales staff that syndicates this programming to television stations worldwide and sells the commercial airtime within these programs to national advertisers.

  To broaden its online presence and build brand recognition, the Company entered into long-term agreements with AOL, the leading online service provider with over nine million members, and Excite, a leading search engine provider with over two million visitors per day. The Company is AOL's primary and preferred provider of online travel services and the exclusive provider of travel reservations services on the Company's co-branded Web site for Excite's Travel Channel (City.Net) in the U.S. and the WebCrawler Travel Channel. Through such long term agreements, the Company's travel services are prominently featured on the AOL and Excite travel channels and contextually integrated throughout the AOL and Excite services.

  Since launching its online booking service in May 1996, the Company has experienced significant growth in its gross bookings. As of September 30, 1997, over two million users had registered on the Company's online site, and over $74 million in gross bookings of travel services had been purchased by approximately 145,000 customers in over 217,000 transactions. Of the customers who had purchased the Company's travel services as of September 30, 1997, approximately 35% were repeat customers.

  Preview Travel's objective is to be the leading provider of branded online travel services for leisure and small business travelers. The Company plans to attain this goal by delivering compelling value to customers, building customer loyalty and brand recognition, enhancing and expanding strategic relationships and broadening existing offerings.

  Preview Travel, Inc. (formerly Preview Media, Inc.) was incorporated in March 1985 under the laws of the State of California. Prior to completion of this offering, the Company intends to reincorporate under the laws of the State of Delaware. The Company's principal executive offices are located at 747 Front Street, San Francisco, California 94111. Its telephone number at that location is (415) 439-1200. As used in this Prospectus, the "Company" refers to Preview Travel, Inc. and its subsidiaries.

                                  THE OFFERING

Common Stock offered by the
 Company...................   2,500,000 shares
Common Stock to be out-
 standing after the offer-
 ing.......................  11,654,368 shares (1)
Use of proceeds............  Working capital, payment of obligations and general corporate purposes. See "Use of Proceeds."
Nasdaq National Market sym-
 bol.......................  PTVL

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                            YEAR ENDED
                           DECEMBER 31,                              QUARTER ENDED
                          ----------------  --------------------------------------------------------------------
                                            MAR. 31,  JUNE 30, SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30,
                           1995     1996      1996      1996     1996      1996      1997      1997      1997
                           ----     ----    --------  -------- --------- --------  --------  --------  ---------
CONSOLIDATED STATEMENTS
 OF OPERATIONS DATA:
 Online revenues........  $   579  $ 2,573  $   167    $  424   $   745  $ 1,237   $ 1,496   $ 1,174    $ 1,556
 Television revenues....    9,564    9,801    2,390     2,875     2,805    1,731     2,023     2,033      1,845
                          -------  -------  -------    ------   -------  -------   -------   -------    -------
  Total revenues........   10,143   12,374    2,557     3,299     3,550    2,968     3,519     3,207      3,401
 Gross profit...........      672    3,066      577     1,098     1,073      319     1,223       851      1,042
 Loss from operations...   (4,667)  (5,501)  (1,231)     (574)   (1,182)  (2,513)   (1,526)   (1,540)    (2,480)
 Net loss...............  $(4,933) $(5,592) $(1,299)   $ (650)  $(1,159) $(2,484)  $(1,505)  $(1,542)    (2,498)
 Pro forma net loss per
  share (2).............  $ (0.70) $ (0.65) $ (0.16)   $(0.08)  $ (0.13) $ (0.27)  $ (0.16)  $ (0.17)   $ (0.27)
 Weighted average shares
  used in pro forma net
  loss per share
  calculation (2).......    7,043    8,573    7,958     8,008     9,194    9,208     9,221     9,231      9,275
SUPPLEMENTAL FINANCIAL
 DATA (UNAUDITED):
 Gross bookings (3).....  $ 2,043  $20,263  $   537    $2,786   $ 6,207  $10,733   $14,117   $17,816    $22,074

                                                     SEPTEMBER 30, 1997
                                             -----------------------------------
                                             ACTUAL  PRO FORMA(4) AS ADJUSTED(5)
                                             ------  ------------ --------------
CONSOLIDATED BALANCE SHEET DATA:
 Cash and cash equivalents.................. $13,640   $17,564       $42,289
 Total assets...............................  20,922    24,846        49,571
 Long-term obligations (6)..................   3,095     2,345         2,345
 Total stockholders' equity.................  13,681    18,355        43,080

------------------

(1) Includes an aggregate of 849,814 shares issuable upon exercise of warrants outstanding as of September 30, 1997 at a weighted average exercise price of $4.61 per share, substantially all of which are expected to be exercised upon completion of this offering. Such warrants also may be exercised on a net issuance basis, which would result in no cash proceeds to the Company. Also includes an aggregate of 340,909 shares issuable upon conversion of convertible subordinated notes outstanding as of September 30, 1997, which conversion will not result in any cash proceeds to the Company. Excludes
    (a) 1,157,914 shares issuable upon exercise of outstanding options at a weighted average exercise price of $3.54 per share as of September 30, 1997, (b) 31,666 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $5.97 per share as of such date and (c) an aggregate of 2,362,155 shares available for future issuance under the Company's 1988 Stock Option Plan, 1997 Stock Option Plan, 1997 Directors' Stock Option Plan and 1997 Employee Stock Purchase Plan. See "Management-- Stock Plans" and Note 9 of Notes to Consolidated Financial Statements.
(2) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of shares used in computing pro forma net loss per share.

(3) Represents the total purchase price of all travel services booked through the Company's online reservation system. This presentation of gross bookings does not affect the Company's operating results, and gross bookings are not included in revenues. Management believes that gross bookings provide a more consistent comparison between historical periods than do online revenues. Gross bookings are not required by generally accepted accounting principles ("GAAP") and should not be considered in isolation or as a substitute for other information prepared in accordance with GAAP, and period-to-period comparisons of gross bookings are not necessarily meaningful as a measure of the Company's revenues due to, among other things, changes in commission rates, and, as with operating results, should not be relied upon as an indication of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(4) Includes effects of exercise of warrants and conversion of convertible subordinated notes as described in footnote (1) above.

(5) As adjusted to reflect (a) the sale of 2,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share after deduction of the estimated underwriting discounts and offering expenses payable by the Company. See "Use of Proceeds" and "Capitalization."

(6) Long-term obligations include capital lease obligations, long-term notes payable, line of credit, subordinated convertible notes payable, subordinated notes payable and bank equipment note.

                              ------------------

  Except as otherwise noted herein, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option and gives effect to: (i) the reincorporation of the Company in Delaware pursuant to a merger at an exchange ratio of one share of Common Stock of the Delaware corporation for each two shares of Common Stock and common stock equivalents of the California corporation to be effected prior to completion of this offering, (ii) the automatic conversion of all outstanding shares of Preferred Stock into Common Stock upon completion of this offering and (iii) the filing of the Company's Amended and Restated Certificate of Incorporation, authorizing a class of 5,000,000 shares of undesignated Preferred Stock upon completion of this offering. See "Description of Capital Stock" and "Underwriting."

                                 RISK FACTORS

  This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results and timing of certain events could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus. The following risk factors should be considered carefully in evaluating the Company and an investment in the shares of Common Stock offered hereby.

  Limited Operating History of Online Business; History of Net Operating Losses; Accumulated Deficit. The Company incurred net losses of $5.4 million, $4.9 million, $5.6 million and $5.6 million in 1994, 1995, 1996 and the nine months ended September 30, 1997, respectively. As of September 30, 1997, the Company had an accumulated deficit of approximately $21.2 million. The Company's television programming operations, which represented 58% of its revenues for the first nine months ended September 30, 1997, have incurred net operating losses in each of the last four years, and the Company anticipates that its television programming operations will continue to incur net operating losses for the foreseeable future. As a result, the Company believes that its future success depends on its ability to significantly increase revenues from its Internet and commercial online service operations, for which it has a limited operating history. The Company initiated its online operations in 1994, first recognized revenues from its online operations in the first quarter of 1995 and booked its first airline ticket reservations online in the second quarter of 1996. Accordingly, the Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development, particularly companies engaged in new and rapidly evolving markets such as online commerce. There can be no assurance that the Company will be successful in addressing such risks, and the failure to do so could have a material adverse effect on the Company's business, operating results and financial condition.

  Anticipated Losses and Negative Cash Flow. The Company believes that its success will depend in large part on, among other things, its ability to generate sufficient sales volume to achieve profitability and effectively maintain existing relationships and develop new relationships with travel suppliers, strategic partners and advertising customers. Accordingly, the Company intends to expend significant financial and management resources on brand development, marketing and promotion, site and content development, strategic relationships and technology and operating infrastructure. As a result, the Company expects to incur additional losses and continued negative cash flow from operations for the foreseeable future, and such losses are anticipated to increase significantly from current levels. There can be no assurance that the Company's revenues will increase or even continue at their current level or that the Company will achieve or maintain profitability or generate cash from operations in future periods. In view of the rapidly evolving nature of the Company's business and its limited operating history in the online business, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied upon as an indication of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Unpredictability of Future Revenues; Fluctuations in Quarterly Results. As a result of the Company's limited operating history in online commerce and the emerging nature of the markets in which the Company competes, the Company is unable to accurately forecast its revenues. The Company's current and future expense levels are based predominantly on its operating plans and estimates of future revenues and are to a large extent fixed. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues would likely have an immediate material adverse effect on the Company's business, operating results and financial condition. Further, the Company currently intends to substantially increase its operating expenses to develop and offer new and expanded travel services, to fund increased sales and marketing and customer service operations, and to develop its technology and transaction-processing systems. To the extent such expenses precede or are not subsequently followed by increased revenues, the Company's operating results will fluctuate and net anticipated losses in a given quarter may be greater than expected.

  The Company expects that it will experience seasonality in its business, reflecting seasonal fluctuations in the travel industry, Internet and commercial online service usage and advertising expenditures. The Company anticipates that travel bookings will typically increase during the second quarter in anticipation of summer travel and will typically decline during the fourth quarter. Internet and commercial online service usage and the rate of growth of such usage may be expected typically to decline during the summer. In addition, advertising sales in traditional media, such as broadcast and cable television, generally decline in the first and third quarters of each year. Depending on the extent to which the Internet and commercial online services are accepted as an advertising medium, seasonality in the level of advertising expenditures could become more pronounced for Internet-based advertising. Seasonality in the travel industry, Internet and commercial online service usage and advertising expenditures is likely to cause quarterly fluctuations in the Company's operating results and could have a material adverse effect on the Company's business, operating results and financial condition.

  The Company expects to experience significant fluctuations in its future quarterly operating results due to a variety of other factors, many of which are outside the Company's control. Factors that may adversely affect the Company's quarterly operating results include, but are not limited to, (i) the Company's ability to retain existing customers, attract new customers at a steady rate and maintain customer satisfaction, (ii) changes in inventory availability from third party suppliers or commission rates paid by travel suppliers, such as the reduction in commissions paid by major airlines for online bookings implemented during the first nine months of 1997, (iii) the announcement or introduction of new or enhanced sites, services and products by the Company or its competitors, (iv) general economic conditions and economic conditions specific to the Internet, online commerce or the travel industry, (v) the level of use of online services and consumer acceptance of the Internet and commercial online services for the purchase of consumer products and services such as those offered by the Company, (vi) the Company's ability to upgrade and develop its systems and infrastructure and to attract new personnel in a timely and effective manner, (vii) the level of traffic on the Company's online sites, (viii) technical difficulties, system downtime or Internet brownouts, (ix) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure, (x) governmental regulation and (xi) unforeseen events affecting the travel industry.

  Gross margins may be impacted by a number of different factors, including the mix of television revenues versus online revenues, the mix of online commission revenues versus online advertising revenues, the mix of travel services sold, the mix of revenues from AOL, Excite and the Company's Web site, the mix of airline ticket commissions (which vary from airline to airline) and the amount of override commissions. The Company typically realizes higher gross margins on advertising revenues than commission revenues, higher commissions on vacation packages than hotel rooms and car rentals, higher commissions on hotel rooms and car rentals than airline tickets, higher gross margins on advertising revenues from the Company's own Web site than through AOL or Excite, higher commissions from certain airlines than others and higher gross margins in periods of higher overrides. Any change in one or more of the foregoing factors could materially adversely affect the Company's gross margins and operating results in future periods.

  As a result of the foregoing factors, the Company's annual or quarterly operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Dependence on the Travel Industry. The Company derives a significant portion of its revenues directly or indirectly from the travel industry, and the Company's future growth is dependent on the travel industry. The travel industry, especially leisure travel, which is dependent on personal discretionary spending levels, is sensitive to changes in economic conditions and tends to decline during general economic downturns and recessions. The travel industry is also highly susceptible to unforeseen events, such as political instability, regional hostilities, fuel price escalation, travel-related accidents, unusual weather patterns or other adverse occurrences. Any event that results in decreased travel generally would likely have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Uncertain Acceptance of the Preview Travel Brand; Dependence on Increased Bookings. The Company believes that establishing, maintaining and enhancing the Preview Travel brand is a critical aspect of its efforts to attract and expand its online traffic. The number of Internet sites that offer competing services, many of which already have well-established brands in online services or the travel industry generally, increase the importance of establishing and maintaining brand name recognition. Promotion of the Preview Travel brand will depend largely on the Company's success in providing a high-quality online experience supported by a high level of customer service, which cannot be assured. In addition, to attract and retain online users, and to promote and maintain the Preview Travel brand in response to competitive pressures, the Company may find it necessary to increase substantially its financial commitment to creating and maintaining a strong brand loyalty among customers. If the Company is unable to provide high-quality online services or customer support, or otherwise fails to promote and maintain its brand, or if the Company incurs excessive expenses in an attempt to promote and maintain its brand, the Company's business, operating results and financial condition would be materially adversely affected.

  The Company's future success, and in particular its revenues and operating results, depends upon its ability to successfully execute several key aspects of its business plan. The Company must increase the dollar volume of transactions booked through its online sites, either by generating significantly higher and continuously increasing levels of traffic to its online sites or by increasing the percentage of visitors to its online sites who purchase travel services, or through some combination thereof. The Company must also increase the number of repeat purchasers of travel services through its online sites. In addition, the Company must deliver a high level of customer service and compelling content in order to attract users with demographic characteristics valuable to advertisers. Although the Company has implemented strategies, including its relationships with AOL and Excite, designed to accomplish these objectives, there can be no assurance that the Company will be able to increase the dollar volume of transactions booked through its online sites, increase traffic to its online sites, increase the percentage of visitors who purchase travel services, increase the number of repeat purchasers or increase its advertising revenues. The failure to do one or more of the foregoing would likely have a material adverse effect on the Company's business, operating results or financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Reliance on Distribution Agreements with America Online and Excite. In September 1997, the Company entered into agreements with AOL and Excite establishing the Company as the primary and preferred provider of travel services on AOL and the exclusive provider of travel reservations services on Excite's Travel Channel (City.Net) in the U.S. and on the WebCrawler Travel Channel until September 2002. Under these agreements, both AOL and Excite are obligated to promote the Company and to deliver minimum numbers of annual page views to the online areas featuring the Company's travel services. In addition, the Company is eligible to receive payments from Excite representing a share of advertising revenues received by Excite in connection with the online areas featuring the Company's travel services; however, there can be no assurance that such payments, if any, will be significant. Over the next five years, the Company is obligated to make minimum payments totaling $56 million to AOL and Excite, as well as pay to AOL and Excite a percentage of certain commissions earned by the Company in excess of specified thresholds. The Company is also obligated to share certain advertising revenues with each of AOL and Excite, as specified in their respective agreements. Moreover, the Company's agreement with AOL is conditioned upon the Company achieving specified levels of travel services bookings, which will require the Company to significantly increase such bookings from current levels. There can be no assurance that the Company will achieve sufficient online traffic, travel bookings or commissions to realize economies of scale that justify the Company's significant fixed financial obligations to AOL and Excite or that the Company will satisfy the minimum levels of travel services bookings required to maintain the AOL agreement, and failure to do so would likely have a material adverse effect on the Company's business, operating results and financial condition. In addition, neither the AOL agreement nor the Excite agreement provides the Company with renewal rights upon expiration of their respective five-year terms. The AOL agreement provides AOL with the right to renew the AOL agreement for successive one-year terms on a non-exclusive basis during which period AOL would continue to receive commissions and share in advertising revenues, but the Company would not be obligated to make any additional minimum payments. There can be no assurance that such agreements will be renewed on commercially acceptable terms, or at all.

  In addition, the Company entered into a database services agreement with AOL to develop and manage a travel-related destinations database for AOL with content that is reasonably satisfactory to AOL. The Company has committed to an aggressive schedule to develop and maintain the destinations database which will require significant efforts and resources on the Company's part. There can be no assurance that the Company will be able to fulfill its commitments to AOL on the agreed upon schedule, and failure to do so could result in a breach of the distribution agreement with AOL, as well as the database services agreement, which would likely have a material adverse effect on the Company's business, operating results and financial condition.

  Furthermore, the Company's significant investment in the AOL and Excite relationships is based on the continued positive market presence, reputation and anticipated growth of AOL and Excite, as well as the commitment by each of AOL and Excite to deliver specified numbers of annual page views. Any decline in the significant market presence, business or reputation of AOL or Excite, or the failure of either or both of AOL and Excite to deliver the specified numbers of annual page views, will reduce the value of these strategic agreements to the Company and will likely have a material adverse effect on the business, operating results and financial condition of the Company. In addition, while the Company and Excite have agreed to cooperate on advertising, AOL and the Company have the right to separately pursue and sell advertising in the Company's content areas distributed through AOL. There can be no assurance that the Company and AOL will not compete for limited travel supplier advertising revenues. Travel services sold through AOL accounted for 89%, 77% and 67% of the Company's online revenues for the three months ended March 31, 1997, June 30, 1997 and September 30, 1997, respectively. Travel services sold through Excite accounted for 8% and 13% of the Company's online revenues for the three months ended June 30, 1997 and September 30, 1997, respectively. The Company's arrangements with AOL and Excite are expected to continue to represent significant distribution channels for the Company's travel services, and any termination of either or both of the Company's agreements with AOL and Excite would likely have a material adverse effect on the Company's business, operating results and financial condition.

  Except for its arrangements with AOL and Excite, the Company has no other long-term distribution arrangements with any other service provider on the Internet or commercial online services and accordingly must rely on search engines, directories and other navigational tools which significantly affect traffic to the Company's online sites. There can be no assurance that such cooperation will be available to the Company on acceptable commercial terms or at all or that such relationships will not already be established with the Company's competitors. If the Company is unable to maintain satisfactory relationships with AOL or Excite, or if the Company is unable to develop and maintain satisfactory relationships with additional third parties on acceptable commercial terms, or if the Company's competitors are better able to leverage such relationships, the Company's business, operating results and financial condition could be materially adversely affected. See "Use of Proceeds," "Business--Strategic Relationships" and Note 14 of Notes to Consolidated Financial Statements.

  Reliance on Travel Suppliers; Potential Adverse Changes in Commission Payments. The Company is dependent on airlines, hotels and other providers of travel services ("travel suppliers") in order to offer its customers comprehensive access to travel services and products. Consistent with industry practices, the Company currently has no agreements with its travel suppliers that obligate such suppliers to sell services or products through the Company. In addition, travel suppliers may be unable or choose not to make their inventory of services and products available through online distribution, including those services offered by the Company. Accordingly, travel suppliers could elect to sell exclusively through other sales and distribution channels or to restrict the Company's access to their inventory, which could significantly decrease the amount or breadth of the Company's inventory of available travel offerings and could have a material adverse effect on the Company's business, operating results and financial condition.

  In addition, a substantial majority of the Company's online revenue is dependent on the commissions customarily paid by travel suppliers for bookings made through the Company's online travel service. Consistent with industry practices, these travel suppliers are not obligated to pay any specified commission rate for bookings made through the Company or to pay commissions at all. Accordingly, travel suppliers can reduce current industry commission rates or eliminate such commissions entirely, which would likely have a material adverse effect on the Company's business, operating results and financial condition.

  For example, in 1995, most of the major airlines placed a cap on per-ticket commissions payable to all travel agencies for domestic airline travel. In the first nine months of 1997, the major U.S. airlines reduced the commission rate from 10% to 5% and maximum per-ticket commissions payable for online reservations, which had a material adverse affect on the Company's results of operations for the three months ended June 30, 1997 and September 30, 1997. More recently, in September 1997, the major U.S. airlines reduced the commission rate payable to traditional travel agencies from 10% to 8%. There can be no assurance that airlines or other of the Company's travel suppliers will not further reduce the amount of commissions payable to the Company.

  In addition, certain travel suppliers have initiated direct online distribution channels and, in some cases, have offered negotiated rates directly to major corporate customers. Further, the Company's travel service offerings are limited to those travel suppliers whose services and products are available through the global distribution services ("GDS") systems accessed by the Company, namely, the Apollo GDS system ("Apollo") operated by Galileo International Partnership ("Galileo") for airlines and car rentals and the GDS system operated by Pegasus Systems, Inc. ("Pegasus") for hotel reservations. For example, Southwest Airlines is currently unavailable in the Apollo GDS system, and, therefore, the Company is unable to offer access to Southwest Airline's inventory. There can be no assurance that the Company's current travel suppliers will continue to sell services or products through Apollo or Pegasus on current terms with adequate compensation to the Company, or at all, or that the Company will be able to establish new or extend current travel supplier relationships to ensure uninterrupted access to a comprehensive supply of the travel services. The Company's failure to do so would likely result in a material adverse effect on its business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Reliance on Third Party Systems. The Company is dependent upon certain third party service providers, including, without limitation, the following: AOL and AOL's ANS Communications subsidiary (which AOL has agreed to sell to WorldCom, Inc.), which provide AOL customers with access to the Company's online services; GeoNet Communications, which provides the Company with access to multiple Internet connections; Pegasus, which provides the Company with access to a global hotel reservation system and which operates an online travel service competitive with the Company; and Galileo, which provides the Company with access to the Apollo GDS system.

  The Company is dependent on these third party providers to continue to offer and maintain these services. Any discontinuation of such services, or any reduction in performance that requires the Company to replace such services, would be disruptive to the Company's business. In particular, if the Company were required to replace services provided by the Apollo GDS system, the Company believes it could take up to one year and require substantial expenditures to fully transition the Company's travel services to an alternative service provider. In the past, these third party providers have experienced interruptions or failures in their systems or services, which have temporarily prevented the Company's customers from accessing or purchasing certain travel services through the Company's online sites. Any reduction in performance, disruption in Internet or online access or discontinuation of services provided by AOL, ANS Communications, GeoNet Communications or any other Internet service provider, or any disruption in the Company's ability to access the Apollo GDS system, Pegasus or any other travel reservation systems, could have a material adverse effect on the Company's business, operating results and financial condition. In addition, the Company is dependent on Apollo and Pegasus to ensure that all software used in connection with their GDS systems will manage and manipulate data involving the transition of dates from 1999 to 2000 without functional or data abnormality and without inaccurate results related to such dates. Any failure by Galileo or Pegasus to ensure that such software complies with year 2000 requirements could have a material adverse effect on the Company's business, operating results and financial condition. The Company's agreements with its third party service providers have terms of, or expire within, one year or less and in some cases are subject to cancellation for any reason or no reason upon short notice. Specifically, the Company does not have a written agreement with Pegasus, and its agreement with ANS Communications is currently on a month-to-month basis. The Company's agreement with GeoNet Communications becomes month-to-month as of January 31, 1998. Any cancellation of services, or failure to renew such services upon expiration, by any of such third party providers without notice sufficient to allow the Company to transition to a new service provider in a timely and cost-effective manner would have a material adverse effect on the Company's business, operating results and financial condition. See "Business-- Strategic Relationships" and "--Technology."

  Competition. The online travel services market is new, rapidly evolving and intensely competitive, and the Company expects such competition to intensify in the future. The Company competes primarily with traditional travel agency and online travel reservation services. In the online travel services market, the Company competes with other entities that maintain similar commercial Web sites, such as Expedia (operated by Microsoft Corporation), Travelocity (operated by SABREGroup Holdings Inc., a majority-owned subsidiary of American Airlines), CUC International, Inc., TravelWeb (operated by Pegasus) and Internet Travel Network, among others. Several traditional travel agencies, including larger travel agencies such as American Express Travel Related Services Co. Inc., Uniglobe Travel and Carlson Wagonlit Travel, have established, or may establish in the future, commercial Web sites offering online travel services.

  In addition to the traditional travel agency channel, most travel suppliers also sell their services directly to customers, predominantly by telephone. As the market for online travel services grows, the Company believes that the range of companies involved in the online travel services industry, including travel suppliers, traditional travel agencies and travel industry information providers, will increase their efforts to develop services that compete with the Company's services. Many airlines and hotels offer travel services directly through their own Web sites, eliminating the need to pay commissions to third parties such as the Company. The Company is unable to anticipate which other companies are likely to offer competitive services in the future. There can be no assurance that the Company's online operations will compete successfully with any current or future competitors.

  In the television and in-flight programming markets, the Company's News Travel Network division competes for airtime for its programs with news and entertainment programming produced by local stations, broadcast and cable networks, infomercial producers and third party syndicators. NTN competes for national advertising sales with networks, national advertising firms and syndicators.

  Many of the Company's current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company and may enter into strategic or commercial relationships with larger, more established and well-financed companies. Certain of the Company's competitors may be able to secure services and products from travel suppliers on more favorable terms, devote greater resources to marketing and promotional campaigns and devote substantially more resources to Web site and systems development than the Company. In addition, new technologies and the expansion of existing technologies may increase competitive pressures on the Company. In particular, Microsoft Corporation has publicly announced its intent to invest heavily in the area of travel technology and services. Increased competition may result in reduced operating margins, as well as loss of market share and brand recognition. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and competitive pressures faced by the Company could have a material adverse effect on the Company's business, operating results and financial condition. See "Business-- Competition."

  Dependence on Continued Growth of Online Commerce. The Company's future revenues and any future profits are substantially dependent upon the widespread acceptance and use of the Internet and commercial online services as an effective medium of commerce by consumers. For the Company to be successful, these consumers must accept and utilize novel ways of conducting business and exchanging information. Convincing consumers to purchase travel services online may be particularly difficult, as such consumers have traditionally relied on travel agents for advice and recommendations as to destinations and accommodations as well as bookings, and are accustomed to a high degree of human interaction in purchasing travel services. Rapid growth in the use of and interest in the Web, the Internet and commercial online services is a recent phenomenon, and there can be no assurance that acceptance and use will continue to develop or that a sufficiently broad base of consumers will adopt, and continue to use, the Internet and commercial online services as a medium of commerce, particularly for purchases of travel services.

  Demand for recently introduced services and products over the Internet and commercial online services is subject to a high level of uncertainty and there exist few proven services and products. The development of the Internet and commercial online services as a viable commercial marketplace is subject to a number of factors, including continued growth in the number of users of such services, concerns about transaction security, continued development of the necessary technological infrastructure and the development of complementary services and products. If the Internet and commercial online services do not become a viable commercial marketplace, the Company's business, operating results and financial condition would be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Risks Associated with Advertising Revenues. During the year ended December 31, 1996 and the nine months ended September 30, 1997, approximately 58% and 41%, respectively, of the Company's total revenues were derived from the sale of advertising in connection with its television programming and, to a much lesser extent, its online sites. The Company's advertising customers may terminate their advertising commitments at any time without penalty. Consequently, the Company's advertising customers may move their advertising to competing online sites or television programs or to other traditional media quickly and at low cost, thereby increasing the Company's exposure to competitive pressures and fluctuations in net revenues and operating results. In particular, to support its television operations, which are substantially dependent on advertising revenues that historically have been derived from a very limited customer base, the Company must overcome significant competition from national syndicators and broadcast stations and cable networks to obtain advertising commitments. If the Company loses advertising customers, fails to attract new customers or is forced to reduce advertising rates in order to retain or attract advertising customers, the Company's business, operating results and financial condition could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Marketing and Sales."

  Management of Potential Growth. The Company has rapidly and significantly expanded its operations, and anticipates that further significant expansion will be required to address potential growth in its customer base and market opportunities. The Company has also recently added a number of key managerial and technical employees, and the Company expects to add additional key personnel in the future. This expansion has placed, and is expected to continue to place, a significant strain on the Company's management, operational and financial resources. To manage the expected growth of its operations and personnel, the Company will be required to improve existing and implement new transaction-processing, operational, customer service and financial systems, procedures and controls, implement a formal disaster recovery program and expand, train and manage the Company's growing employee base. The Company also will be required to expand its finance, administrative and operations staff. Further, the Company's management will be required to maintain and expand its relationships with various travel service suppliers, other Web sites and other Web service providers, Internet and commercial online service providers and other third parties necessary to the Company's business. There can be no assurance that the Company's current and planned personnel, systems, procedures and controls will be adequate to support the Company's future operations, that management will be able to hire, train, retain, motivate and manage required personnel or that the Company's management will be able to successfully identify, manage and exploit existing and potential market opportunities. If the Company is unable to manage growth effectively, its business, operating results and financial condition could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Employees" and "Management."

  Dependence on Attraction and Retention of Key Employees. The Company's performance is substantially dependent on the continued services and on the performance of its senior management and certain other key personnel. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the Company's business, operating results and financial condition. The Company does not have long-term employment agreements with any of its key personnel. The Company's future success also depends on its ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, editorial, marketing and customer service personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to successfully attract, assimilate or retain sufficiently qualified personnel. In particular, the Company may encounter difficulties in attracting a sufficient number of qualified software developers for its online services and transaction-processing systems, and there can be no assurance that the Company will be able to retain and attract such developers. The failure to retain and attract necessary technical, managerial, editorial, merchandising, marketing and customer service personnel could have a material adverse effect on the Company's business, operating results and financial condition.

  Although none of the Company's employees is represented by a labor union, it is common for employees in the television industry to belong to a union, and there can be no assurance that the Company's employees will not join or form a labor union or that the Company, for certain purposes, will not be required to become a union signatory. See "Business--Employees" and "Management."

  Risk of Capacity Constraints; Reliance on Internally Developed Systems; System Development Risks. The Company's revenues depend on the number of customers who use its online travel sites to book their travel reservations. Accordingly, the satisfactory performance, reliability and availability of the Company's online sites, transaction-processing systems and network infrastructure are critical to the Company's operating results, as well as its ability to attract and retain customers and maintain adequate customer service levels. Any system interruptions that result in the unavailability of the Company's online sites or reduced performance of the reservation system would reduce the volume of reservations and the attractiveness of the Company's service offerings, which could have a material adverse effect on the Company's business, operating results and financial condition.

  The Company uses an internally developed system for its online sites and substantially all aspects of transaction processing, including customer profiling, making reservations, credit card verification and confirmations. The Company has experienced periodic system interruptions, which it believes will continue to occur from time to time. Any substantial increase in the volume of traffic on the Company's online sites or the number of reservations made by customers will require the Company to expand and upgrade further its technology, transaction-processing systems and network infrastructure. The Company has experienced and expects to continue to experience temporary capacity constraints due to sharply increased traffic during "fare wars" or other promotions, which may cause unanticipated system disruptions, slower response times, degradation in levels of customer service, impaired quality and speed of reservations and confirmations and delays in reporting accurate financial information.

  There can be no assurance that the Company's transaction-processing systems and network infrastructure will be able to accommodate such increases in traffic in the future, or that the Company will, in general, be able to accurately project the rate or timing of such increases or upgrade its systems and infrastructure to accommodate future traffic levels on its online sites. In addition, there can be no assurance that the Company will be able in a timely manner to effectively upgrade and expand its transaction-processing systems or to successfully integrate any newly developed or purchased modules with its existing systems. Any inability to do so could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Technology."

  Risk of System Failure; Single Site. The Company's success, in particular its ability to successfully receive and fulfill orders online and provide high-quality customer service, largely depends on the efficient and uninterrupted operation of its computer and communications hardware systems. Substantially all of the

Company's computer and communications systems are located at a single facility in San Francisco, California. The Company's systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. The Company currently does not have redundant systems or a formal disaster recovery plan and does not carry sufficient business interruption insurance to compensate it for losses that may occur. Despite the implementation of network security measures by the Company, its servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and confirm customer reservations. The occurrence of any of the foregoing risks could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Technology" and "-- Facilities."

  Risks Associated with Television Operations. The Company's ability to generate revenues from its television operations, as well as its ability to use its television and in-flight programming to promote and enhance its online services and brand recognition, depends upon its ability to reflect in its programming the changing tastes of consumers, news directors and program directors, and to secure and maintain distribution for its television and in-flight programming on acceptable commercial terms through local stations, domestic and international cable and broadcast networks and airlines. These syndication agreements typically have durations of one year or less, and there can be no assurance that such stations, networks and airlines will continue to renew syndication agreements for the Company's programs. In addition, the Company's ability to cost effectively update and expand its film library is essential to its ability to continue to offer compelling content.

  Although the Company maintains a back-up of its film library in offsite storage, both the film library and the back-up library are vulnerable to damage from fire, flood, break-ins, earthquake and similar events. Loss of access to the Company's film library for an extended period of time could have a material adverse effect on the Company's business, operating results and financial condition.

  Although the Company's television operations have had positive cash flow from operations in the past, the Company has experienced negative cash flow from television operations in each of the last two years and expects to experience negative cash flow from television operations for the foreseeable future. The Company must generate substantial revenues from sales of its television programs, and, in particular, advertising sales for such programs, in order to offset the significant fixed costs associated with its television operations. The Company historically has derived advertising revenues from a limited customer base. In particular, a single customer, MCI Telecommunications Corporation ("MCI"), accounted for 49% and 58% of the Company's television advertising revenues in 1995 and 1996, respectively. Commencing in the first quarter of 1997, MCI began to phase out its sponsorship of the Company's television programming, which phase-out was completed in the quarter ended September 30, 1997. Revenues attributable to MCI comprised 36.5% and 36.7% of the Company's total television revenues for the first nine months and the quarter, respectively, ended September 30, 1997. However, because the Company does not expect to receive any additional revenues from MCI for television sponsorships, the Company expects revenues attributable to MCI to decrease significantly in future periods. In addition, the Company faces significant competition from national syndicators and broadcast and cable networks in its efforts to replace MCI's sponsorship, expand its customer base and obtain sufficient levels of advertising sales to achieve profitability in its television operations. In certain market conditions, the Company could be required to substantially lower its advertising rates in order to sell its available inventory of television time and Web advertising space. There can be no assurance that the Company will generate sufficient revenues from the licensing of its television programs and sale of advertising to achieve profitability, and the failure to do so could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Preview Travel Television Operations."

  Rapid Technological Change. The Internet and the online commerce industry are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render the Company's existing online sites and proprietary technology and systems obsolete. The emerging nature of these products and services and their rapid evolution will require that the Company continually improve the performance, features and reliability of its online services, particularly in response to competitive offerings. The Company's success will depend, in part, on its ability to enhance its existing services, to develop new services and technology that address the increasingly sophisticated and varied needs of its prospective customers and to respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of online sites and other proprietary technology entails significant technical and business risks and requires substantial expenditures and lead time. There can be no assurance that the Company will successfully use new technologies effectively or adapt its online sites, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. If the Company is unable, for technical, legal, financial or other reasons, to adapt in a timely manner in response to changing market conditions or customer requirements, its business, operating results and financial condition could be materially adversely affected. See "Business--Technology."

  Online Commerce and Database Security Risks. A fundamental requirement for online commerce and communications is the secure transmission of confidential information over public networks. The Company relies on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as customer credit card numbers. In addition, the Company maintains an extensive confidential database of customer profiles and transaction information. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the algorithms used by the Company to protect customer transaction and personal data contained in the Company's customer database. If any such compromise of the Company's security were to occur, it could have a material adverse effect on the Company's reputation, business, operating results and financial condition. A party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's operations. The Company may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and commercial online services and the privacy of users may also inhibit the growth of the Internet and commercial online services, especially as a means of conducting commercial transactions. To the extent that activities of the Company or third-party contractors involve the storage and transmission of proprietary information, such as credit card numbers or other personal information, security breaches could expose the Company to a risk of loss or litigation and possible liability. There can be no assurance that the Company's security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Technology."

  Need for Additional Capital. The Company requires substantial working capital to fund its business and expects to use a portion of the net proceeds of this offering to fund its operating losses. In the last two years, the Company has experienced negative cash flow from operations and expects to continue to experience significant negative cash flow from operations for the foreseeable future. The Company currently anticipates that the net proceeds of the offering, together with its existing capital resources, will be sufficient to meet the Company's capital requirements through at least the next 12 months. Thereafter, the Company may be required to raise additional funds, in part to fund its financial obligations to AOL and Excite. There can be no assurance that such financing will be available in sufficient amounts or on terms acceptable to the Company, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Risks Associated with Offering New Services. The Company plans to introduce new and expanded services and to enter into new relationships with third parties in order to generate additional revenues, attract more consumers and respond to competition. For example, the Company may offer travel insurance, travel financing services and travel-related merchandise. There can be no assurance that the Company would be able to offer such services in a cost-effective or timely manner or that any such efforts would be successful. Furthermore, any new service launched by the Company that is not favorably received by consumers could damage the Company's reputation or its brand name. Expansion of the Company's services in this manner would also require significant additional expenses and development and may strain the Company's management, financial and operational resources. The Company's inability to generate revenues from such expanded services or products sufficient to offset their cost could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Strategy."

  Liability for Internet and Television Content. As a publisher and distributor of online and television content, the Company faces potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that the Company publishes or distributes. Such claims have been brought, and sometimes successfully pressed, against online services. In addition, the Company does not and cannot practically screen all of the content generated by its users on the bulletin board system on the Company's online sites, and the Company could be exposed to liability with respect to such content. Although the Company carries general liability insurance, the Company's insurance may not cover claims of these types or may not be adequate to indemnify the Company for all liability that may be imposed. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could have a material adverse effect on the Company's reputation and its business, operating results and financial condition.

  Uncertain Protection of Intellectual Property; Risks of Third Party Licenses. The Company regards its copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to its success, and relies on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with the Company's employees, customers, partners and others to protect its proprietary rights. The Company pursues the registration of certain of its key trademarks and service marks in the United States and internationally. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which the Company's products and services are made available online. The Company has licensed in the past, and expects that it may license in the future, certain of its proprietary rights, such as trademarks or copyrighted material, to third parties. While the Company attempts to ensure that the quality of its brand is maintained by such licensees, there can be no assurance that such licensees will not take actions that might materially adversely affect the value of the Company's proprietary rights or reputation, which could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate or that third parties will not infringe or misappropriate the Company's copyrights, trademarks, trade dress and similar proprietary rights. In addition, there can be no assurance that other parties will not assert infringement claims against the Company. The Company may be subject to legal proceedings and claims from time to time in the ordinary course of its business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by the Company and its licensees. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. See "Business-- Legal Proceedings."

  The Company also intends to strategically license certain content for its online sites from third parties, including content which is integrated with internally developed content and used on the Company's online sites to provide key services. There can be no assurance that these third party content licenses will be available to the Company on commercially reasonable terms or that the Company will be able to successfully integrate such third party content. Such content licenses may expose the Company to increased risks, including risks associated with the assimilation of new content, the diversion of resources from the development of the Company's content, the inability to generate revenues from new content sufficient to offset associated acquisition costs and the maintenance of uniform, appealing content. The inability to obtain any of these licenses could result in delays in site development or services until equivalent content can be identified, licensed and integrated. Any such delays in site development or services could have a material adverse effect on the Company's business, operating results and financial condition.

  Governmental Regulation and Legal Uncertainties. Certain segments of the travel industry are heavily regulated by the United States and international governments, and accordingly, certain services offered by the Company are affected by such regulations. For example, the Company is subject to United States Department of Transportation ("DOT") regulations prohibiting unfair and deceptive practices. In addition, DOT regulations concerning the display and presentation of information that are currently applicable to the GDS services accessed by the Company could be extended to the Company in the future, as well as other laws and regulations aimed at protecting consumers accessing online travel services or otherwise. In California, under the Seller of Travel Act, the Company is required to register as a seller of travel, comply with certain disclosure requirements and participate in the State's restitution fund. The television industry is also subject to extensive regulation at federal, state and local levels, including the Federal Communications Act and rules and regulations of the Federal Communications Commission. In addition, legislative and regulatory proposals under ongoing consideration by Congress and federal agencies may materially affect the television industry and the Company's ability to obtain distribution for its television programming.

  The Company is also subject to regulations applicable to businesses generally and laws or regulations directly applicable to access to online commerce. Although there are currently few laws and regulations directly applicable to the Internet and commercial online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or commercial online services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. Furthermore, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations may decrease the growth of the Internet or commercial online services, which could, in turn, decrease the demand for the Company's products and services and increase the Company's cost of doing business, or otherwise have a material adverse effect on the Company's business, operating results and financial condition.

  Moreover, the applicability to the Internet and commercial online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. For example, tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject the Company to additional state sales and income taxes. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to the Company's business, or the application of existing laws and regulations to the Internet and commercial online services could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Government Regulation."

  Risks Associated with International Expansion. A key component of the Company's strategy is to expand its operations into international markets. The Company anticipates that it will expend significant financial and management resources to establish local offices overseas, create localized user interfaces and comply with local customs and regulations. If the revenues generated by these international operations are insufficient to offset the expense of establishing and maintaining such operations, the Company's business, operating results and financial condition could be materially adversely affected. To date, the Company has no experience in developing localized versions of its online sites and marketing and distributing its travel services internationally. There can be no assurance that the Company will be able to successfully market or sell its services in these international markets. In addition to the uncertainty as to the Company's ability to expand its international presence, there are certain risks inherent in conducting business on an international level, such as unexpected changes in regulatory requirements, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, political instability, currency rate fluctuations, seasonality in leisure travel in certain countries and potentially adverse tax consequences. There can be no assurance that one or more of the foregoing factors will not have a material adverse effect on the Company's future international operations and, consequently, on its business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Risks Associated with Potential Acquisitions. The Company's current strategy is to broaden the scope and content of its online sites through the acquisition of existing online services and businesses specializing in travel-related content, as well as through internally developed new travel services offerings. Although no such acquisitions are currently being negotiated, any future acquisitions would expose the Company to increased risks, including risks associated with the assimilation of new operations, sites and personnel, the diversion of resources from the Company's existing businesses, sites and technologies, the inability to generate revenues from new sites or content sufficient to offset associated acquisition costs, the maintenance of uniform standards, controls, procedures and policies and the impairment of relationships with employees and customers as a result of any integration of new management personnel. Acquisitions may also result in additional expenses associated with amortization of acquired intangible assets or potential businesses. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions, and its inability to overcome such risks could have a material adverse effect on the Company's business, operating results and financial condition.

  Lack of Prior Market and Possible Volatility of Stock Price. Prior to the offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active trading market will develop or be sustained. The initial public offering price for the Common Stock to be sold by the Company will be established by negotiations among the Company and the Representatives of the Underwriters and may bear no relationship to the price at which the Common Stock will trade after completion of the offering. See "Underwriting" for factors to be considered in determining such offering price. The market price of the Common Stock could be subject to significant fluctuations in response to quarter-to-quarter variations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, and other events or factors. For example, a shortfall in revenues or net income, or an increase in losses from levels expected by securities analysts, could have an immediate and significant adverse effect on the market price of the Company's Common Stock. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have particularly affected the market prices of many high technology companies and that have often been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price for the Common Stock.

  Antitakeover Effect of Certain Charter Provisions. After completion of the offering, the Board of Directors will have the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock, which could have an adverse impact on the market price of the Common Stock. The Company has no present plans to issue shares of Preferred Stock. Further, certain provisions of the Company's charter documents, including provisions eliminating the ability of stockholders to take action by written consent and limiting the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice, may have the effect of delaying or preventing changes in control or management of the Company, which could have an adverse effect on the market price of the Company's Common Stock. See "Description of Capital Stock."

  Shares Eligible for Future Sale. Sales of substantial amounts of Common Stock in the public market after the offering or the anticipation of such sales could have a material adverse effect on then-prevailing market prices. All of the 2,500,000 shares offered hereby, as well as approximately 44,943 additional shares may be resold immediately in the public market. Beginning 90 days after the date of this Prospectus, approximately 74,593 additional shares may be resold in the public market. Beginning 180 days after the date of this Prospectus, upon expiration of pre-existing lock-up agreements and lock-up agreements between the representatives of the Underwriters and officers, directors and certain stockholders of the Company, approximately 1,145,524 additional shares will be eligible for sale without restriction under Rule 144(k) under the Securities Act of 1933, as amended (the "Securities Act") and 6,331,286 additional shares (as well as an additional 1,157,914 shares issuable upon exercise of outstanding options) will be eligible for sale subject to compliance with the restrictions of Rule 144 and, under certain circumstances, Rule 701 under the Securities Act. Any early release of the lock-up agreement by the Underwriters, which, if granted, could permit sales of a substantial number of shares and could adversely affect the trading price of the Company's shares, may not be accompanied by an advance public announcement by the Company. In addition, the Company intends to file a registration statement on Form S-8 under the Securities Act approximately 30 days after the date of this Prospectus to register approximately 2,362,155 shares of Common Stock reserved for issuance under the Company's 1997 Employee Stock Purchase Plan, 1997 Directors' Stock Option Plan and 1988 and 1997 Stock Option Plans and 1,157,914 shares subject to outstanding options granted under the 1988 Stock Option Plan. Holders of approximately 7,895,263 shares of Common Stock (the "Registrable Securities"), including 881,480 shares issuable upon exercise of warrants outstanding as of September 30, 1997 and 340,909 shares issuable upon conversion of convertible subordinated notes outstanding as of September 30, 1997, also will have the right to include such shares in any future registration of securities effected by the Company and to require the Company to register their shares for future sale, subject to certain exceptions. See "Description of Capital Stock-- Registration Rights of Certain Holders" and "Shares Eligible for Future Sale."

  Dilution. The initial public offering price is expected to be substantially higher than the book value per share of the outstanding Common Stock. Investors purchasing shares of Common Stock in the offering will therefore incur immediate, substantial dilution in the amount of $7.30 per share. In addition, investors purchasing shares of Common Stock in the offering will incur additional dilution to the extent outstanding options are exercised. See "Dilution."

                                USE OF PROCEEDS

  The net proceeds to the Company (after deducting underwriting discounts and estimated offering expenses) from the sale of the 2,500,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share are estimated to be $24,725,000 ($28,561,000 if the Underwriters' over-allotment option is exercised in full).

  The principal purposes of this offering are to obtain additional capital, to create a public market for the Common Stock, to facilitate future access by the Company to public equity markets and to provide increased visibility and credibility in a marketplace in which many of the Company's current and potential competitors are or will be publicly held companies. The Company intends to use a portion of the net proceeds to pay a portion of its obligations to AOL and Excite pursuant to the Company's agreements with AOL and Excite, which require the Company to make minimum payments to AOL and Excite totaling $56 million over the next five years. In particular, the Company intends to use a portion of the net proceeds of this offering to make a required $6.4 million prepayment of its obligations to AOL. The Company also expects to use approximately $3 million of the net proceeds for capital expenditures, including the acquisition of redundant computer and communications systems. In addition, the Company may, when the opportunity arises, use a portion of the net proceeds to license and acquire content for its online sites, to establish additional distribution channels, to expand into international markets and to acquire or invest in complementary businesses, products, services or technologies. The Company has no specific plan for use of the remaining proceeds and expects to use such proceeds for general corporate purposes, including working capital to fund anticipated operating losses and capital expenditures.

  Pending such uses, the Company intends to invest such funds in short-term, investment grade, interest-bearing obligations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on its capital stock or other securities. The Company currently anticipates that its will retain all of its future earnings for use in the expansion and operation of its business and does not anticipate paying cash dividends in the foreseeable future. Under the terms of the Company's current bank line of credit, the Company's ability to pay dividends is disallowed without prior approval from the bank. See Note 4 of Notes to Consolidated Financial Statements.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of September 30, 1997 (i) on an actual basis, (ii) on a pro forma basis, giving effect to the conversion of all shares of Preferred Stock into shares of Common Stock and giving effect to the transactions described in footnote (1) below and (iii) as adjusted to give effect to the sale by the Company of the 2,500,000 shares of Common Stock offered hereby at an assumed offering price of $11.00 per share, after deducting underwriting discounts and commissions payable by the Company. This table should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                 AS OF SEPTEMBER 30, 1997
                                             ----------------------------------
                                              ACTUAL   PRO FORMA(1) AS ADJUSTED
                                             --------  ------------ -----------
                                                      (IN THOUSANDS)
Total debt.................................. $  1,055    $    305    $    305
                                             --------    --------    --------
Shareholders' equity:
  Preferred Stock, $0.001 par value,
   6,134,563 shares authorized; 6,033,687
   shares issued and outstanding (actual);
   5,000,000 shares authorized; none issued
   or outstanding (pro forma and as
   adjusted)................................        6         --          --
  Common Stock, $0.001 par value, 11,550,000
   shares authorized, 1,929,958 shares
   issued and outstanding (actual);
   50,000,000 shares authorized; 9,154,368
   shares issued and outstanding (pro
   forma); 11,654,368 shares issued and
   outstanding (as adjusted)................        2          10       2,510
  Additional paid-in capital................   34,962      39,634      61,859
  Other.....................................      (95)        (95)        (95)
  Accumulated deficit.......................  (21,203)    (21,194)    (21,194)
                                             --------    --------    --------
    Total shareholders' equity..............   13,681      18,355      43,080
                                             --------    --------    --------
     Total capitalization................... $ 14,736    $ 18,660    $ 43,385
                                             ========    ========    ========

---------------------

(1) Includes an aggregate of 849,814 shares issuable upon exercise of warrants outstanding as of September 30, 1997 at a weighted average exercise price of $4.61 per share, substantially all of which are expected to be exercised upon completion of this offering. Such warrants also may be exercised on a net issuance basis, which would result in no cash proceeds to the Company. Also includes an aggregate of 340,909 shares issuable upon conversion of convertible subordinated notes outstanding as of September 30, 1997, which conversion will not result in any cash proceeds to the Company. Excludes (a) 1,157,914 shares issuable upon exercise of outstanding options at a weighted average exercise price of $3.54 per share as of September 30, 1997, (b) 31,666 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $5.97 per share as of such date and (c) an aggregate of 2,362,155 shares available for future issuance under the Company's 1988 Stock Option Plan, 1997 Stock Option Plan, 1997 Directors' Stock Option Plan and 1997 Employee Stock Purchase Plan. See "Management--Stock Plans" and Note 9 of Notes to Consolidated Financial Statements.

                                   DILUTION

  As of September 30, 1997, the Company had a historical and pro forma net tangible book value of approximately $13,681,000 or $7.09 per share of Common Stock, and $18,355,000 or $2.01 per share of Common Stock, respectively. Pro forma net tangible book value represents total tangible assets less total liabilities, including the effect of the conversion of convertible subordinated notes and the exercise of certain warrants, divided by the number of shares of Common Stock outstanding at that date including shares of Common Stock to be issued upon the conversion of the Preferred Stock immediately prior to the consummation of the offering. Without taking into account any other changes in the pro forma net tangible book value after September 30, 1997, other than to give effect to the receipt by the Company of the net proceeds from the sale of the 2,500,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share, the pro forma net tangible book value at September 30, 1997 would have been approximately $43,080,000 or $3.70 per share. This represents an immediate increase in net tangible book value of $1.69 per share to existing stockholders and an immediate dilution of $7.30 per share to new investors purchasing shares of Common Stock in this offering. The following table illustrates this per share dilution:

   Assumed initial public offering price per share...............         $11.00
     Net tangible book value per common share as of September 30,
      1997.......................................................   7.09
      Effect of pro forma adjustments:
       Conversion of Preferred Stock to Common Stock.............  (5.37)
       Conversion of notes to Common Stock.......................    .02
       Exercise of warrants......................................    .27
                                                                   -----
     Pro forma net tangible book value per share.................   2.01
     Increase per share attributable to new investors............   1.69
                                                                   -----
   Pro forma net tangible book value per share after the
    offering.....................................................           3.70
                                                                          ------
   Dilution per share to new investors...........................         $ 7.30
                                                                          ======

  The following table summarizes, on a pro forma basis, as of September 30, 1997, the differences between the number of shares of Common Stock purchased from the Company, the aggregate consideration paid and the average price per share paid by existing stockholders and new investors purchasing shares of Common Stock in this offering:

                                SHARES                           AVERAGE PRICE
                              PURCHASED    TOTAL CONSIDERATION     PER SHARE
                            -------------- --------------------- -------------
                            NUMBER PERCENT  AMOUNT     PERCENT
                            ------ ------- ---------- ----------
   Existing stockholders
    (1)....................  9,154   78.5% $   36,882      57.3%    $ 4.03
   New investors (1).......  2,500   21.5      27,500      42.7      11.00
                            ------  -----  ----------  --------
     Total................. 11,654  100.0% $   64,382     100.0%
                            ======  =====  ==========  ========

---------------------

(1) The foregoing tables include an aggregate of 849,814 shares issuable upon exercise of warrants outstanding as of September 30, 1997 at a weighted average exercise price of $4.61 per share, substantially all of which are expected to be exercised upon completion of this offering. Such warrants also may be exercised on a net issuance basis, which would result in no cash proceeds to the Company. Also includes an aggregate of 340,909 shares issuable upon conversion of convertible subordinated notes outstanding as of September 30, 1997, which conversion will not result in any cash proceeds to the Company. Excludes (a) 1,157,914 shares issuable upon exercise of outstanding options at a weighted average exercise price of $3.54 per share as of September 30, 1997, (b) 31,666 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $5.97 per share as of such date and (c) an aggregate of 2,362,155 shares available for future issuance under the Company's 1988 Stock Option Plan, 1997 Stock Option Plan, 1997 Directors' Stock Option Plan and 1997 Employee Stock Purchase Plan. See "Management--Stock Plans" and Note 9 of Notes to Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data for the years ended December 31, 1994, 1995 and 1996 and the nine-month period ended September 30, 1997 and as of December 31, 1995 and 1996 and September 30, 1997 have been derived from the Company's consolidated financial statements included elsewhere in this Prospectus which have been audited by Coopers & Lybrand L.L.P., independent public accountants, whose report thereon is also included elsewhere in this Prospectus. The following selected consolidated financial data for the years ended December 31, 1992 and 1993 and as of December 31, 1992, 1993 and 1994 have been derived from the audited consolidated financial statements of the Company not included in this Prospectus. The selected consolidated financial data for the nine-month period ended September 30, 1996 have been derived from the Company's unaudited consolidated financial statements included elsewhere in this Prospectus. Results of operations for interim periods are not necessarily indicative of results to be expected for the entire year. The following information is qualified by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes thereto included elsewhere in this Prospectus.

                                                                                     NINE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                      SEPTEMBER 30,
                            -------------------------------------------------------  -------------------
                            1992    1993       1994          1995          1996        1996      1997
                            ----    ----       ----          ----          ----        ----      ----
 CONSOLIDATED STATEMENTS
  OF OPERATIONS DATA:                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
 Revenues:
  Online.................   $  --  $   --  $         --  $        579  $      2,573  $  1,336  $   4,226
  Television.............   7,944  12,309         9,598         9,564         9,801     8,070      5,901
                            -----  ------  ------------  ------------  ------------  --------  ---------
   Total revenues........   7,944  12,309         9,598        10,143        12,374     9,406     10,127
                            -----  ------  ------------  ------------  ------------  --------  ---------
 Cost of revenues:
  Online.................      --      --            --         1,078         2,308     1,459      2,672
  Television.............   5,491   9,972         9,103         8,393         7,000     5,200      4,339
                            -----  ------  ------------  ------------  ------------  --------  ---------
   Total cost of reve-
    nues.................   5,491   9,972         9,103         9,471         9,308     6,659      7,011
                            -----  ------  ------------  ------------  ------------  --------  ---------
 Gross profit............   2,453   2,337           495           672         3,066     2,747      3,116
                            -----  ------  ------------  ------------  ------------  --------  ---------
 Operating expenses:
  Marketing and sales....      --      --         2,759         2,687         4,373     2,874      4,540
  Research and develop-
   ment..................      --      --            --           626         1,314       894      1,202
  General and administra-
   tive..................      --      --         1,162         2,026         2,880     1,966      2,954
  Loss on cancelled pro-
   gramming (1)..........      --      --         2,166            --            --        --         --
                            -----  ------  ------------  ------------  ------------  --------  ---------
   Total operating ex-
    penses (2)...........   2,268   2,617         6,087         5,339         8,567     5,734      8,696
                            -----  ------  ------------  ------------  ------------  --------  ---------
 Income (loss) from oper-
  ations.................     185    (280)       (5,592)       (4,667)       (5,501)   (2,987)    (5,580)
                            -----  ------  ------------  ------------  ------------  --------  ---------
 Interest income (ex-
  pense) (2).............      --      --          (246)         (264)          (89)     (120)         3
                            -----  ------  ------------  ------------  ------------  --------  ---------
 Income (loss) before in-
  come taxes.............     185    (280)       (5,838)       (4,931)       (5,590)   (3,107)    (5,577)
 Income benefit (loss)...     (74)    (23)          420            (2)           (2)       (1)        (2)
                            -----  ------  ------------  ------------  ------------  --------  ---------
 Net income (loss).......   $ 111  $ (303) $     (5,418) $     (4,933) $     (5,592) $ (3,108) $  (5,579)
                            =====  ======  ============  ============  ============  ========  =========
 Historical net income
  (loss) per share (3)...   $0.02  $(0.10) $      (1.82) $      (1.61) $      (1.60) $  (0.90) $   (1.56)
                            =====  ======  ============  ============  ============  ========  =========
 Weighted average shares
  used in historical net
  income (loss) per share
  calculation............   4,917   2,914         2,997         3,085         3,488     3,468      3,581
                            =====  ======  ============  ============  ============  ========  =========
 SUPPLEMENTAL FINANCIAL
  DATA (UNAUDITED):
 Gross bookings (4)......   $  --  $   --  $         --  $      2,043  $     20,263  $  9,530  $  54,007
                            =====  ======  ============  ============  ============  ========  =========

                                          DECEMBER 31,
                               ----------------------------------- SEPTEMBER 30,
                                1992   1993   1994    1995   1996      1997
                                ----   ----   ----    ----   ----  -------------
 CONSOLIDATED BALANCE SHEET
  DATA:                                         (IN THOUSANDS)
 Cash and cash equivalents...  $  490 $  765 $  138  $1,064 $6,016    $13,640
 Total assets................  10,829 13,011  8,593   9,066 12,554     20,922
 Long-term obligations (5)...   3,819  6,197  6,164   4,993  4,656      3,095
 Total shareholders' equity..   4,613  4,336 (1,027)  1,249  4,411     13,681

------------------
(1) Effective September 30, 1994, the Company cancelled all further development of environmental-related programming, primarily IMPACT Environmental Reports, a series of daily 90-second environmental news inserts licensed to local broadcast television stations.
(2) Prior to 1994, the Company did not classify operating expenses, interest income or interest expense. As a result, only total operating expenses (including interest income and interest expense) are presented for 1992 and 1993.
(3) See Note 1 of Notes to Consolidated Financial Statements for a description of the method used to determine the number of shares used in computing net loss per share.

(4) Represents the total purchase price of all travel services booked through the Company's online reservation system. This presentation of gross bookings does not affect the Company's operating results, and gross bookings are not included in revenues. Management believes that gross bookings provide a more consistent comparison between historical periods than do online revenues. Gross bookings are not required by GAAP and should not be considered in isolation or as a substitute for other information prepared in accordance with GAAP, and period-to-period comparisons of gross bookings are not necessarily meaningful as a measure of the Company's revenues due to, among other things, changes in commission rates, and, as with operating results, should not be relied upon as an indication of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(5) Long-term obligations include capital lease obligations, long-term notes payable, line of credit, subordinated convertible notes payable, subordinated notes payable and bank equipment note.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. This Prospectus contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results and the timing of certain events could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

  Preview Travel is a leading provider of branded online travel services for leisure and small business travelers. Since its inception in 1985, the Company has operated as a producer of travel-related programming for broadcast television stations and cable networks around the world. In 1994, the Company began offering travel services by developing television programs ("infomercials") designed to generate interest in vacation packages offered by the Company. The Company sold these vacation packages directly to consumers by telephone. At the time, the commercial online services industry was beginning to develop as a new medium to entertain, inform and transact with consumers. In response to strong interest in travel from its television audience and in recognition of new opportunities presented by the online market, the Company adopted a new business model to address this demand in a more cost-effective manner. Consequently, the Company shifted its business focus and resources from infomercials to online travel services. The Company launched its online service on AOL in January 1995 and on the Web in December 1995, providing users with access to travel information and the ability to book travel services by telephone. In May 1996, the Company launched its online airline reservation service and, in the first half of 1997, enhanced its online reservation service to include hotels and car rentals. In April 1997, the Company launched its co-branded Web site for Excite's Travel Channel (City.Net). In the third quarter of 1997, the Company expanded and extended its relationships with Excite and AOL, respectively, by entering into new five-year distribution agreements. See "Business--Strategic Relationships."

  Overview of Television Operations. From inception through 1994, the Company derived all of its revenues from its television operations. In 1995, 1996 and the nine months ended September 30, 1997, the Company's television operations accounted for approximately 94%, 79% and 58% of the Company's total revenues, respectively. Television revenues are derived primarily from fees associated with the licensing of travel-related news and entertainment programming and sales of advertising time. Program license revenues are recognized when all of the following conditions are met: (i) the license period begins, (ii) the license fee and the production costs are known and (iii) the program has been accepted by the licensee and is available for telecast. Advertising revenues are recognized when all the terms of the advertising agreement are met, and advertising is shown on various media as designated by the agreement.

  The Company produces travel-related news inserts and news and entertainment programs that are syndicated in exchange for either cash or commercial advertising time. The Company also syndicates third party news inserts. The local commercial advertising time earned for providing these programs is aggregated and sold to advertisers seeking to reach a national audience. To fulfill such advertisers' requirements to reach a national audience, the Company from time to time purchases commercial advertising time for resale in selected markets. In addition, the Company produces in-flight programs for several airlines, primarily Northwest Airlines. In 1996, the Company discontinued its practice of exchanging commercial advertising time on its news and entertainment programming for travel services such as airline tickets, hotel rooms and car rentals ("travel inventory"). During the year ended December 31, 1996, the Company significantly reduced its travel inventory and wrote off the remaining balance of unused travel inventory.

  In 1995 and 1996, advertising revenue from MCI comprised 49% and 58%, respectively, of the Company's total television revenues. Commencing in the first quarter of 1997, MCI began to phase out its sponsorship of the Company's television programming, which phase-out was completed in the quarter ended September 30, 1997. Revenues attributable to MCI comprised 36.5% and 36.7% of the Company's total television revenues for the nine months and the quarter, respectively, ended September 30, 1997. However, because the Company does not expect to receive any additional revenues from MCI for television sponsorships, the Company expects revenues attributable to MCI to decrease significantly in future periods.

  The Company's television operations historically have generated positive operating cash flows with respect to such operations; however, there can be no assurance that the Company's television operations will generate positive operating cash flows in future periods. As a result of the amortization of the Company's film library as well as depreciation and other factors, the Company's television operations have incurred net operating losses in each of the last four years, and the Company anticipates that its television operations will continue to incur net operating losses for the foreseeable future. As a result of these losses and the Company's anticipated increase in operating expenses primarily for its online operations, the Company believes that its future success depends on its ability to maintain its current level of television revenues and to significantly increase revenues from its online operations, for which it has a limited operating history. See "Risk Factors-- Limited Operating History of Online Business; History of Net Operating Losses; Accumulated Deficit," "--Anticipated Losses and Negative Cash Flow," "-- Dependence on the Travel Industry," "--Uncertain Acceptance of the Preview Travel Brand; Dependence on Increased Bookings," "--Dependence on Continued Growth of Online Commerce," "--Risks Associated with Advertising Revenues," "--Management of Potential Growth," "--Risks Associated with Television Operations" and "--Risks Associated with International Expansion."

  Overview of Online Operations. The Company's online revenues are predominantly comprised of commissions paid by airlines, hotels, rental car agencies, cruise lines and vacation packagers (collectively, "travel suppliers") for travel services booked through the Company and, to a much lesser extent, the sale of advertisements on the Company's online sites. In addition, certain travel suppliers pay performance-based compensation known as "override commissions" to travel agencies. Commission revenues for air travel, hotel rooms, car rentals and travel packages, net of allowances for cancellations, are recognized upon the confirmation of the reservation. Overrides are recognized on a cash basis, which reflects the performance in the prior monthly or quarterly period.

  The Company's online travel services have experienced substantial growth since the Company first enabled customers to book travel services online in May 1996. Gross bookings of travel services online increased from approximately $2.8 million in the second quarter of 1996 to $22.1 million in the third quarter of 1997, which resulted in online revenues of approximately $424,000 and $1.6 million, respectively, for the corresponding periods. The commission rates paid by travel suppliers, in addition to overrides, are determined by individual travel suppliers and are subject to change. Historically, typical standard base commission rates paid by travel suppliers have been approximately 10% for hotel reservations and car rentals and 10% to 15% for cruises and vacation packages. During the quarter ended June 30, 1997, the commissions paid by most of the major airlines for online reservations was changed from a typical base rate of 10% to approximately 5% (excluding overrides). Travel suppliers can further reduce current industry commission rates or eliminate such commissions entirely, which would likely have a material adverse effect on the Company's revenues and operating results. See "Risk Factors--Reliance on Travel Suppliers; Potential Adverse Changes in Commission Payments."

  Travel services sold through AOL accounted for 89%, 77% and 67% of the Company's online revenues for the three months ended March 31, 1997, June 30, 1997 and September 30, 1997, respectively. Travel services sold through Excite accounted for 8% and 13% of the Company's online revenues for the three months ended June 30, 1997 and September 30, 1997, respectively. The Company's arrangements with AOL and Excite are expected to continue to represent significant distribution channels for the Company's travel services, and any termination of either or both of the Company's agreements with AOL and Excite would likely have a material adverse effect on the Company's business, operating results and financial condition. See

"Risk Factors--Reliance on Distribution Agreements with America Online and Excite." Since launching its online operations, the Company's cost of revenues and operating expenses have grown substantially and are expected to continue to grow substantially in absolute dollars for the foreseeable future. In particular, the Company's new agreements with AOL and Excite require minimum aggregate payments of approximately $56 million over the next five years in exchange for their providing distribution, marketing and other services. There can be no assurance that the Company will achieve sufficient online traffic, travel bookings or commissions to realize economies of scale that justify the Company's significant fixed financial obligations to AOL and Excite. Further, there can be no assurance that the Company will satisfy the minimum levels of travel services bookings, or provide satisfactory content on the specified time schedule, required to maintain the AOL agreements. Failure to do either of the foregoing would likely have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors-- Reliance on Distribution Agreements with American Online and Excite."

  Gross Margins. Gross margins may be impacted by a number of different factors, including the mix of television revenues versus online revenues, the mix of online commission revenues versus online advertising revenues, the mix of travel services sold, the mix of revenues from AOL, Excite and the Company's Web site, the mix of airline ticket commissions (which vary from airline to airline) and the amount of override commissions. The Company typically realizes higher gross margins on advertising revenues than commission revenues, higher commissions on vacation packages than hotel rooms and car rentals, higher commissions on hotel rooms and car rentals than airline tickets, higher gross margins on advertising revenues from its own Web site than through AOL or Excite, higher commissions from certain airlines than others, and higher gross margins in periods of higher overrides. Any change in one or more of the foregoing factors could materially adversely affect the Company's gross margins and operating results in future periods. See "Risk Factors--Unpredictability of Future Revenues; Fluctuations in Quarterly Results."

  Anticipated Losses. The Company has incurred significant operating losses and, as of September 30, 1997, had an accumulated deficit of $21.2 million. The Company believes that its success will to a large part depend on its ability to greatly increase sales volume to realize economies of scale. The Company expects to continue to incur significant operating losses on a quarterly and annual basis for the foreseeable future, and the rate at which such losses will be incurred is expected to increase significantly from current levels, resulting in corresponding decreases in working capital, total assets and shareholders' equity. In particular, the Company's operating expenses are expected to increase substantially in the fourth quarter of 1997 as compared to the second and third quarters of 1997, primarily due to commencement of the Company's payment obligations to AOL and Excite and promotional and marketing expenses for the Company's online travel services, resulting in corresponding increases in operating losses and decreases in working capital, total assets and shareholders' equity. See "Risk Factors--Limited Operating History of Online Business; History of Net Operating Losses; Accumulated Deficit" and "-- Anticipated Losses and Negative Cash Flow."

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, the percentage relationship of certain items from the Company's consolidated statement of operations to total revenues, except as indicated:

                                                               NINE MONTHS
                                         YEAR ENDED               ENDED
                                        DECEMBER 31,          SEPTEMBER 30,
                                      ---------------------   ----------------
                                      1994    1995    1996     1996     1997
                                      -----   -----   -----   ------   -------
AS A PERCENTAGE OF TOTAL REVENUES:
Revenues:
  Online............................     --%    5.7%   20.8%    14.2%     41.7%
  Television........................  100.0    94.3    79.2     85.8      58.3
                                      -----   -----   -----   ------   -------
    Total revenues..................  100.0   100.0   100.0    100.0     100.0
Cost of revenues:
  Online............................     --    10.6    18.7     15.5      26.4
  Television........................   94.8    82.8    56.6     55.3      42.8
                                      -----   -----   -----   ------   -------
    Total cost of revenues..........   94.8    93.4    75.3     70.8      69.2
                                      -----   -----   -----   ------   -------
Gross profit........................    5.2     6.6    24.7     29.2      30.8
Operating expenses:
  Marketing and sales...............   28.8    26.4    35.3     30.5      44.8
  Research and development..........     --     6.2    10.6      9.5      11.9
  General and administrative........   12.1    20.0    23.3     20.9      29.2
  Loss on cancelled programming.....   22.6      --      --       --        --
                                      -----   -----   -----   ------   -------
    Total operating expenses........   63.5    52.6    69.2     60.9      85.5
Loss from operations................  (58.3)  (46.0)  (44.5)   (31.7)    (55.1)
                                      -----   -----   -----   ------   -------
Interest income (expense)...........   (2.6)   (2.6)   (0.7)    (1.3)       --
                                      -----   -----   -----   ------   -------
Loss before income taxes............  (60.9)  (48.6)  (45.2)   (33.0)   (55.17)
Income tax benefit..................    4.4      --      --       --        --
                                      -----   -----   -----   ------   -------
Net loss............................  (56.5)% (48.6)% (45.2)%  (33.0)%   (55.1)%
                                      =====   =====   =====   ======   =======
AS A PERCENTAGE OF RELATED REVENUES:
Cost of online revenues.............     --   186.2%   89.7%   109.2 %    63.2%
Cost of television revenues.........   94.8%   87.8%   71.4%    64.4%     73.5%

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997

 Revenues

  Online Revenues. Online revenues increased from $1.3 million for the first nine months of 1996 to $4.2 million for the first nine months of 1997, due primarily to greater bookings and the offering of new online services. The Company commenced its online airline reservation service in May 1996 and enhanced the service to include hotels and car rentals in the first half of 1997. As a result, online revenues for the first nine months of 1996 included only five months of airline commissions and no commissions on hotels or car rentals. Gross bookings increased from $9.5 million for the first nine months of 1996 to $54.0 million for the first nine months of 1997, as a result of the expansion of the Company's travel service offerings, strategic relationships and customer base, as well as repeat purchases by existing customers. The Company's database of customer profiles grew from approximately 390,000 profiles as of September 30, 1996 to over 2.1 million profiles as of September 30, 1997. Repeat purchases from the Company's existing customer base represented approximately 36% of the number of online transactions during the nine months ended September 30, 1997. In 1996, the Company marketed its travel services primarily through AOL. During the first nine months of 1997, the Company expanded its online presence beyond AOL by marketing its own Web site and by entering into a strategic relationship with Excite. The Company's gross bookings from Excite and the Web comprised approximately 33% of the Company's total gross bookings for the third quarter of 1997.

  Television Revenues. Television revenues decreased 27% from $8.1 million for the first nine months of 1996 to $5.9 million for the first nine months of 1997, primarily due to the phase-out of MCI as an advertising sponsor for the Company's television programming in the first nine months of 1997, lower international revenue, price reductions for programs licensed to cable networks and reduced advertising revenues from the Company's in-flight programs. The reduction in advertising revenues from the Company's in-flight programs was caused by a reduction by Northwest Airlines in the number of flights on which such programs were shown. For the first nine months of 1996 and 1997, 72% and 64% of television revenues, respectively, were derived from the sale of advertising. Further, in the first nine months of 1997, the Company reduced the price for its television programming licensed to The Travel Channel. As a result of the foregoing factors, the Company expects television revenues to decline in the fourth quarter of 1997 and possibly in future quarters.

 Cost of Revenues

  Cost of Online Revenues. Cost of online revenues includes equipment and staffing costs associated with operating the Company's transaction system and customer reservation service center, GDS charges and printing and delivery costs for tickets and other documents. Cost of online revenues increased from approximately $1.5 million for the first nine months of 1996 to $2.7 million for the first nine months of 1997, more than half of which resulted from an increase in payroll and related expenses attributable to hiring additional staff. As a percentage of online revenues, cost of online revenues fell from 109% for the first nine months of 1996 to 63% for the first nine months of 1997, reflecting efficiencies associated with the increase in transaction volume in the first nine months of 1997.

  Cost of Television Revenues. Cost of television revenues includes advertising agency commissions, staffing costs, costs of custom productions that have a limited useful life, amortization costs relating to the Company's film library and the costs of purchasing commercial advertising time to fulfill advertiser requirements. Expenditures relating to non-custom program production are capitalized and amortized over a period not to exceed five years, and expenditures relating to custom programs are expensed in the same period as revenues are recognized. Cost of television revenues decreased from $5.2 million for the first nine months of 1996 to $4.3 million for the first nine months of 1997, primarily reflecting reduced costs of approximately $500,000 associated with less commercial advertising time purchased by the Company in the first nine months of 1997. As a percentage of television revenues, cost of television revenues rose from 64% for the first nine months of 1996 to 74% for the first nine months of 1997, primarily reflecting the fixed costs associated with the television operations and the decrease in television revenues in the first nine months of 1997. Film library amortization was approximately $1.1 million for the first nine months of 1996 and $959,000 for the first nine months of 1997.

 Operating Expenses

  Marketing and Sales. Marketing and sales expenses consist primarily of payroll and related expenses, consulting fees, advertising, public relations and promotional expenditures and costs relating to the development and acquisition of content and distribution for the Company's online sites. Marketing and sales expenses increased 58% from $2.9 million for the first nine months of 1996 to $4.5 million for the first nine months of 1997. As a percentage of total revenues, marketing and sales expenses rose from 31% for the first nine months of 1996 to 45% for the first nine months of 1997. The increase in marketing and sales expenses was attributable primarily to the Company's development of new content and services, as well as increased expenditures for public relations, advertising and promotional programs. The Company intends to pursue an aggressive branding and marketing campaign, including significant advertising expenditures. In addition, the Company is obligated to make minimum payments totalling $56 million to AOL and Excite over the next five years, which payments will be accounted for as marketing and sales expense. As a result, the Company expects marketing and sales expenses to increase significantly in absolute dollars in future periods.

  Research and Development. Research and development expenses consist principally of personnel and equipment expenses and consulting fees for development and enhancement of the Company's transaction processing system and online services, costs of content development in connection with the Company's strategic relationships with Excite and AOL and costs associated with network operations, systems and telecommunications infrastructure. Research and development expenses increased 35% from approximately $894,000 for the first nine months of 1996 to $1.2 million for the first nine months of 1997. As a percentage of total revenues, research and development expenses rose from 10% for the first nine months of 1996 to 12% for the first nine months of 1997. The increase in research and development expenses was attributable primarily to expansion of the Company's online services and content. The Company believes that continued investment in research and development is critical to attaining the Company's strategic objectives and, as a result, expects research and development expenses to increase significantly in absolute dollars in future periods.

  General and Administrative. General and administrative expenses consist of payroll and related expenses for management, accounting and administrative personnel, recruiting, professional services, facilities and other general corporate expenses. General and administrative expenses increased 45% from $2.0 million for the first nine months of 1996 to $2.9 million for the first nine months of 1997. As a percentage of total revenues, general and administrative expenses rose from 21% for the first nine months of 1996 to 29% for the first nine months of 1997. The increase in general and administrative expenses was due primarily to the addition of staff for the Company's online operations, resulting in an increase of more than $700,000 in payroll and related expenses. The Company expects general and administrative expenses to increase in absolute dollars in future periods as the Company expands its staff and incurs additional costs related to the growth of its business and being a public company.

  Deferred Compensation. The Company grants stock options to hire and retain employees. With respect to the grant of certain stock options to employees in 1997, the Company recorded aggregate deferred compensation of $251,000 in June 1997 and $320,000 in September 1997. Deferred compensation is recorded as a reduction of shareholders' equity and is amortized ratably over the vesting period of the applicable options, generally four years. The Company currently expects to record amortization of deferred compensation for options granted of approximately $62,000, $143,000, $143,000, $143,000 and $80,000 for 1997,
1998, 1999, 2000 and 2001, respectively. The amortization of deferred compensation will be recorded as operating expenses in such periods.

 Interest Expense

  Interest expense, net of interest income, was approximately $120,000 for the first nine months of 1996 and interest income, net of interest expense, was approximately $3,000 for the first nine months of 1997. The decrease in net interest expense was attributable to the retirement of $2.0 million in subordinated debt, a reduction in borrowings under the Company's line of credit and interest income earned on higher cash balances in 1997, primarily from equity financings completed in June 1996 and September 1997.

 Income Taxes

  The provision for income taxes recorded in the first nine months of 1997 represents minimum state tax expense. The Company expects to incur a net loss for 1997; therefore, no provision for federal income taxes has been recorded in the first nine months of 1997.

COMPARISON OF YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

 Revenues

  Online Revenues. In 1994, no online revenues were recorded. In 1995, online revenues consisted entirely of the sale of vacation packages by telephone. In May 1996, the Company began to book airline tickets through its online services, and commissions from these bookings constituted the majority of online revenues for the year. Online revenues increased from $579,000 in 1995 to $2.6 million in 1996 due to the introduction of online airline reservations. The number of airline transactions grew from approximately 2,000 in the second quarter of 1996 to over 32,000 in the fourth quarter of 1996. In 1996, the Company's online gross bookings were $20.3 million.

  Television Revenues. From 1994 to 1995, television revenues remained flat at $9.6 million and increased 3% to $9.8 million from 1995 to 1996. Advertising revenues constitute a majority of the Company's television revenues and comprised 45%, 75% and 73% of television revenues in 1994, 1995 and 1996, respectively.

 Cost of Revenues

  Cost of Online Revenues. No cost of online revenues was recorded in 1994. Cost of online revenues increased from $1.1 million in 1995 to $2.3 million in 1996, due to the increased volume of transactions in 1996. As a percentage of online revenues, cost of online revenues fell from 186% in 1995 to 90% in 1996, due to start-up costs incurred in 1995 and efficiencies associated with the increased transaction volume in 1996.

  Cost of Television Revenues. Cost of television revenues decreased from $9.1 million in 1994 to $8.4 million in 1995, and decreased to $7.0 million in 1996. As a percentage of television revenues, cost of television revenues fell from 95% in 1994 to 88% in 1995 and 71% in 1996. The reduction in cost of television revenues from 1994 to 1995 was due primarily to a decrease in the amortization of the Company's film library in 1995. From 1995 to 1996, the decrease in the cost of television revenues was a result of lower film library amortization in 1996 and decreased purchases of media advertisement time in 1995. Film library amortization was $2.5 million, $1.7 million and $1.5 million in 1994, 1995 and 1996, respectively.

 Operating Expenses

  Marketing and Sales. Marketing and sales expenses were relatively flat at $2.8 million in 1994 and $2.7 million in 1995, and increased 63% to $4.4 million in 1996. As a percentage of total revenues, marketing and sales expenses fell from 29% in 1994 to 26% in 1995, and rose to 35% in 1996. The increase in marketing and sales expenses from 1995 to 1996 was attributable primarily to expenses associated with the Company's online operations, including the hiring of additional personnel for development of online content and expenditures related to the Company's initial strategic agreement with AOL.

  Research and Development. No research and development expense was recorded in 1994. Research and development expenses increased 110% from $626,000 in 1995 to $1.3 million in 1996. As a percentage of total revenues, research and development expenses rose from 6% in 1995 to 11% in 1996. The increase from 1995 to 1996 was attributable primarily to increased staffing and consulting fees, as well as increased costs related to enhancing the features, content and functionality of the Company's online services and enhancing or updating transaction-processing systems.

  General and Administrative. General and administrative expenses increased 74% from $1.2 million in 1994 to $2.0 million in 1995, and increased 42% to $2.9 million in 1996. As a percentage of total revenues, general and administrative expenses rose from 12% in 1994 to 20% in 1995 to 23% in 1996. The increase in general and administrative expenses in all three years was due primarily to increased salaries and expenses associated with the hiring of personnel related to the Company's online operations.

  Loss on Cancelled Programming. Loss on cancelled programming consists of unamortized production costs written off in September 1994 as a result of the Company's cancellation of its IMPACT Environmental Reports television program.

 Interest Income (Expense)

  Interest expense, net of interest income, was approximately $246,000, $264,000 and $89,000 in 1994, 1995 and 1996, respectively. The decrease in net interest expense from 1995 to 1996 was attributable to a reduction in borrowings under the Company's line of credit and interest income earned on higher cash balances in 1996, primarily from an equity financing completed in June 1996.

 Income Taxes

  No provision for income taxes has been recorded in 1995 or 1996 as a result of net operating losses incurred in each of these years. In 1994, the Company recorded a deferred tax benefit totalling $420,000. As of December 31, 1996, the Company had net operating loss carryforwards of approximately $14.5 million and $7.3 million for federal and state income tax purposes, respectively. These carryforwards, if not utilized to offset future taxable income and income taxes payable, will expire from 2001 through 2011 for federal taxes and from 1998 through 2001 for state taxes. Due to changes in the Company's ownership in 1995 and 1996, future utilization of the Company's net operating loss carryforwards will be subject to certain limitations or annual restrictions as defined by the Tax Reform Act of 1986. Due to the uncertainty surrounding the realization of these favorable tax attributes in future tax returns, the Company has recorded a valuation allowance against its otherwise recognizable net deferred tax asset. See Note 3 of Notes to Consolidated Financial Statements.

SELECTED QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth certain unaudited consolidated statement of operations data for the seven quarters ended September 30, 1997, as well as such data expressed as a percentage of the Company's total revenues (except as indicated) for the periods indicated. This data has been derived from unaudited consolidated financial statements that, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information when read in conjunction with the Company's annual audited consolidated financial statements and notes thereto.

                                                     QUARTER ENDED
                            --------------------------------------------------------------------------
                            MAR. 31,   JUNE 30,  SEPT. 30,  DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,
                              1996       1996      1996       1996       1997       1997       1997
                            --------   --------  ---------  --------   --------   --------   ---------
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
 Online..................   $   167     $  424    $   745   $ 1,237    $ 1,496    $ 1,174     $ 1,556
 Television..............     2,390      2,875      2,805     1,731      2,023      2,033       1,845
                            -------     ------    -------   -------    -------    -------     -------
  Total revenues.........     2,557      3,299      3,550     2,968      3,519      3,207       3,401
Cost of revenues:
 Online..................       387        471        602       848        910        853         909
 Television..............     1,594      1,730      1,875     1,801      1,386      1,503       1,450
                            -------     ------    -------   -------    -------    -------     -------
  Total cost of revenues.     1,981      2,201      2,477     2,649      2,296      2,356       2,359
                            -------     ------    -------   -------    -------    -------     -------
Gross profit.............       576      1,098      1,073       319      1,223        851       1,042
Operating expenses:
 Marketing and sales.....       871        881      1,122     1,499      1,335      1,181       2,024
 Research and
  development............       312        176        406       420        405        296         501
 General and
  administrative.........       625        615        727       913      1,009        914       1,031
                            -------     ------    -------   -------    -------    -------     -------
  Total operating
   expenses..............     1,808      1,672      2,255     2,832      2,749      2,391       3,556
                            -------     ------    -------   -------    -------    -------     -------
Loss from operations.....    (1,232)      (574)    (1,182)   (2,513)    (1,526)    (1,540)     (2,514)
Interest income
 (expense), net..........       (67)       (75)        23        30         21         (1)        (17)
                            -------     ------    -------   -------    -------    -------     -------
Loss before income taxes.    (1,299)      (649)    (1,159)   (2,483)    (1,505)    (1,541)     (2,531)
Income taxes.............        --         (1)        --        (1)        --         (1)         (1)
                            -------     ------    -------   -------    -------    -------     -------
Net loss.................   $(1,299)    $ (650)   $(1,159)  $(2,484)   $(1,505)   $(1,542)    $(2,532)
                            =======     ======    =======   =======    =======    =======     =======
Pro forma net loss per
 share (1)...............   $ (0.16)    $(0.08)   $ (0.13)  $ (0.27)   $ (0.16)   $ (0.17)    $ (0.28)
Weighted average shares
 used in pro forma net
 loss per share
 calculation (1).........     7,958      8,008      9,194     9,208      9,221      9,231       9,275
SUPPLEMENTAL FINANCIAL
 DATA:
Gross bookings (2).......   $   537     $2,786    $ 6,207   $10,733    $14,117    $17,816     $22,074
                            =======     ======    =======   =======    =======    =======     =======
AS A PERCENTAGE OF TOTAL
REVENUES:
Revenues:
 Online..................       6.5 %     12.9 %     21.0 %    41.7 %     42.5 %     36.6 %      45.8 %
 Television..............      93.5       87.1       79.0      58.3       57.5       63.4        54.2
                            -------     ------    -------   -------    -------    -------     -------
  Total revenues.........     100.0      100.0      100.0     100.0      100.0      100.0       100.0
Cost of revenues:
 Online..................      15.1       14.3       17.0      28.6       25.9       26.6        26.7
 Television..............      62.4       52.4       52.8      60.7       39.4       46.9        42.6
                            -------     ------    -------   -------    -------    -------     -------
  Total cost of revenues.      77.5       66.7       69.8      89.3       65.3       73.5        69.3
Gross profit.............      22.5       33.3       30.2      10.7       34.7       26.5        30.7
Operating expenses:
 Marketing and sales.....      34.1       26.7       31.6      50.5       37.9       36.8        59.5
 Research and
  development............      12.2        5.3       11.4      14.2       11.5        9.2        14.7
 General and
  administrative.........      24.4       18.6       20.5      30.8       28.7       28.5        30.3
                            -------     ------    -------   -------    -------    -------     -------
  Total operating
   expenses..............      70.7       50.6       63.5      95.5       78.1       74.5       104.5
                            -------     ------    -------   -------    -------    -------     -------
Loss from operations.....     (48.2)     (17.3)     (33.3)    (84.7)     (43.4)     (48.0)      (73.8)
Interest income
 (expense), net..........      (2.7)      (2.3)       0.6       1.0        0.6        0.0        (0.5)
                            -------     ------    -------   -------    -------    -------     -------
Loss before income taxes.     (50.9)     (19.6)     (32.7)    (83.7)     (42.8)     (48.0)      (74.3)
Income taxes.............        --         --         --        --         --         --          --
                            -------     ------    -------   -------    -------    -------     -------
Net loss.................     (50.9)%    (19.6)%    (32.7)%   (83.7)%    (42.8)%    (48.0)%     (74.3)%
                            =======     ======    =======   =======    =======    =======     =======
AS A PERCENTAGE OF RELATED
REVENUES:
Cost of online revenues..     231.1 %    111.1 %     80.8 %    68.6 %     60.8 %     72.7 %      58.4 %
Cost of television
 revenues................      66.7 %     60.2 %     66.8 %   104.0 %     68.5 %     73.9 %      78.6 %

---------------------
See footnotes on following page.

(1) See Note 1 of Notes to Consolidated Financial Statements for a description of the method used to determine the number of shares used in computing pro forma net loss per share.

(2) Represents the total purchase price of all travel services booked through the Company's online reservation system. This presentation of gross bookings does not affect the Company's operating results, and gross bookings are not included in revenues. Management believes that gross bookings provide a more consistent comparison between historical periods than do online revenues. Gross bookings are not required by GAAP and should not be considered in isolation or as a substitute for other information prepared in accordance with GAAP, and period-to-period comparisons of gross bookings are not necessarily meaningful as a measure of the Company's revenues due to, among other things, changes in commission rates, and, as with operating results, should not be relied upon as an indication of future performance. See Note 1 of Notes to Consolidated Financial Statements.

  The Company's gross bookings have increased significantly in all quarters presented due to expansion of the Company's distribution channels, travel services and customer base and due to repeat purchases by existing customers. Online revenues grew in conjunction with the growth of gross bookings except for the second quarter of 1997, which was negatively impacted by the reduction in the commission rate paid by most of the major airlines for online bookings. Television revenues decreased in the fourth quarter of 1996 primarily as a result of the Company's decision to write-off certain travel inventory. Television revenues continued to be adversely impacted through the first nine months of 1997 due to the phase-out of MCI as a sponsor for the Company's television programming. Operating expenses have fluctuated in absolute dollars on a quarter-to-quarter basis, but have generally increased from the first quarter of 1996 to the third quarter of 1997, reflecting increased spending on developing the Company's online operations and expanding its AOL relationship.

  As a result of the Company's limited operating history in online commerce and the emerging nature of the markets in which the Company competes, the Company is unable to accurately forecast its revenues. The Company's current and future expense levels are based predominantly on its operating plans and estimates of future revenues and are to a large extent fixed. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues would likely have an immediate material adverse effect on the Company's business, operating results and financial condition. Further, the Company currently intends to substantially increase its operating expenses to develop and offer new and expanded travel services, to fund increased sales and marketing and customer service operations and to develop its technology and transaction-processing systems. To the extent such expenses precede or are not subsequently followed by increased revenues, the Company's operating results will fluctuate and anticipated net losses in a given quarter may be greater than expected.

  The Company expects to experience significant fluctuations in its future quarterly operating results due to a variety of other factors, many of which are outside the Company's control. Factors that may adversely affect the Company's quarterly operating results include, but are not limited to (i) the Company's ability to retain existing customers, attract new customers at a steady rate and maintain customer satisfaction, (ii) changes in inventory availability from third party suppliers or commission rates paid by travel suppliers, such as the reduction in commissions paid by major airlines for online bookings implemented during the first nine months of 1997, (iii) the announcement or introduction of new or enhanced sites, services and products by the Company or its competitors, (iv) general economic conditions and economic conditions specific to the Internet, online commerce or the travel industry, (v) the level of use of online services and consumer acceptance of the Internet and commercial online services for the purchase of consumer products and services such as those offered by the Company, (vi) the Company's ability to upgrade and develop its systems and infrastructure and to attract new personnel in a timely and effective manner, (vii) the level of traffic on the Company's online sites, (viii) technical difficulties, system downtime or Internet brownouts, (ix) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure, (x) governmental regulation and (xi) unforeseen events affecting the travel industry.

  In addition, the Company expects that it will experience seasonality in its business, reflecting seasonal fluctuations in the travel industry, Internet and commercial online service usage and advertising expenditures. The Company anticipates that travel bookings will typically increase during the second quarter in anticipation of summer travel and will typically decline during the fourth quarter. Internet and commercial online service usage and the rate of growth of such usage may be expected typically to decline during the summer. In addition, advertising sales in traditional media, such as broadcast and cable television, generally decline in the first and third quarters of each year. Depending on the extent to which the Internet and commercial online services are accepted as an advertising medium, seasonality in the level of advertising expenditures could become more pronounced for Internet-based advertising. Seasonality in the travel industry, Internet and commercial online service usage, and advertising expenditures is likely to cause fluctuations in the Company's operating results and could have a material adverse effect on the Company's business, operating results and financial condition.

  Due to the foregoing factors, quarterly revenues and operating results are difficult to forecast, and the Company believes that period-to-period comparisons of its operating results will not necessarily be meaningful and should not be relied upon as an indication of future performance. It is likely that the Company's future quarterly operating results from time to time will not meet the expectations of security analysts or investors. In such event, the price of the Company's Common Stock would likely be materially and adversely affected. See "Risk Factors--Unpredictability of Future Revenues; Fluctuations in Quarterly Results."

LIQUIDITY AND CAPITAL RESOURCES

  Since inception, the Company has financed its operations primarily through private sales of common stock and convertible preferred stock, which totaled $34.3 million in aggregate net proceeds through September 30, 1997. The Company has also financed its operations through issuance of convertible notes, which totaled $750,000 in principal amount at September 30, 1997. As of September 30, 1997, the Company also had a $2.0 million line of credit, of which approximately $800,000 was available at September 30, 1997, based on 80% of the Company's accounts receivable. See Note 4 of Notes to Consolidated Financial Statements.

  Net cash provided by operating activities of $2.1 million in 1994 was attributable primarily to an increase in accounts payable and accrued liabilities of $1.2 million associated primarily with development of the online business and television programming, depreciation of $602,000, amortization of film library of $2.5 million, a noncash loss of $2.2 million from the cancellation of the IMPACT Environmental Reports television program and a decrease in accounts receivable and prepaid production and other assets associated with decreased television revenue, offset by a net loss of $5.4 million. Cash used in operating activities in 1995 of $2.3 million was attributable primarily to a net loss of $4.9 million and a decrease in accounts payable and accrued liabilities, partly offset by decreases in accounts receivable, travel inventory, prepaid production and other assets and deferred revenues associated with normal operating activities, as well as depreciation of $671,000 and amortization of film library of $1.7 million. For 1996, cash used in operating activities of $1.3 million was primarily attributable to a net loss of $5.6 million and increases in accounts receivable associated with increased revenue, partly offset by an increase in accounts payable and accrued liabilities associated with expansion of the Company's business and decreases in prepaid production and other assets and travel inventory as the Company terminated acquisition of travel inventory, as well as depreciation of $828,000 and amortization of film library of $1.5 million. Net cash used by operating activities in the first nine months of 1997 was attributable primarily to a net loss of $5.5 million, increases in accounts receivables, prepaid production and other assets and a decrease in accounts payable, partly offset by depreciation of $697,000 and film library amortization of $959,000.

  Cash used in investing activities was $2.5 million in 1994, $1.9 million in 1995, $977,000 in 1996 and $1.8 million for the first nine months of 1997. Cash used in investing activities in all periods was primarily for acquisition of equipment and additions to the film library.

  In 1994, cash used by financing activities was approximately $281,000, which consisted primarily of payments of obligations under capital leases. In 1995, cash provided by financing activities of $5.1 million consisted primarily of proceeds from the issuance of preferred stock, warrants and equipment financing notes, as well as proceeds from the exercise of stock options, partly offset by repayment of long-term debt and payments under capital leases. In 1996, cash provided by financing activities totalled $7.2 million consisting primarily of proceeds from the issuance of preferred stock and a convertible note, partly offset by repayment of long-term debt and payments under capital leases. For the first nine months of 1997, cash provided by financing activities of $14.8 million consisted primarily of proceeds from the issuance of preferred stock, partly offset by repayment of an equipment lease line and payment of obligations under capital leases.

  As of September 30, 1997, the Company had $13.6 million of cash and cash equivalents. As of that date, the Company's principal commitments consisted of obligations outstanding under a bank equipment loan and shareholder notes payable. See Note 4 of Notes to Consolidated Financial Statements for a summary of the principal terms of these commitments. Although the Company has no material commitments for capital expenditures, it anticipates an increase in its capital expenditures and lease commitments consistent with anticipated growth in operations, infrastructure and personnel. The Company may establish additional operations as it expands globally. In addition, pursuant to its arrangement with AOL, the Company is obligated to make minimum payments totaling $32 million to AOL, as well as pay a percentage of commissions earned by the Company in excess of certain thresholds. Pursuant to its arrangement with Excite, the Company is obligated to make minimum payments totaling
$24 million to Excite, as well as pay a percentage of commissions earned by the Company in excess of certain thresholds. In addition, the Company is required to develop a content areas featured on AOL and Excite, sponsored primarily by advertising revenues, of which the Company will be entitled to receive a share. However, there can be no assurance that the Company will receive significant revenues, if any, from such payments. See "Risk Factors-- Reliance on Distribution Agreements with America Online and Excite" and Notes 4, 5 and 14 of Notes to Consolidated Financial Statements.

  The Company believes that the net proceeds from this offering, together with its current cash and cash equivalents, will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least twelve months. If cash generated from operations is insufficient to satisfy the Company's liquidity requirements, the Company may seek to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity or convertible debt securities could result in additional dilution to the Company's stockholders. There can be no assurance that financing will be available in sufficient amounts or on terms acceptable to the Company, if at all. See "Risk Factors--Need for Additional Capital."

RECENTLY ISSUED ACCOUNTING STANDARDS

  Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. The Company has elected to account for stock-based compensation in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense for stock-based awards is recorded on the date of grant only if the current fair value of the underlying stock exceeds the exercise price.

  In February 1997, SFAS No. 128, "Earnings Per Share," was issued and is effective for the Company's year ending December 31, 1997. In March 1997, SFAS No. 129, "Disclosure of Information About Capital Structure," was issued and is effective for the Company's year ending December 31, 1998. In June 1997, SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures About Segments of an Enterprise and Required Information," were issued and are effective for the year ended December 31, 1998. The Company has not determined the impact of the implementation of these pronouncements.

                                   BUSINESS

OVERVIEW

  Preview Travel is a leading provider of branded online travel services for leisure and small business travelers. The Company operates its own Web sites (www.previewtravel.com, www.reservations.com and www.vacations.com), the primary travel service on America Online, Inc. ("AOL") (AOL keyword: previewtravel) and a co-branded travel Web site with Excite, Inc. ("Excite") (City.Net). The Company offers one-stop travel shopping and reservation services, providing reliable, real-time access to schedule, pricing and availability information for over 500 airlines, 13,000 hotels and all major car rental companies. The Company's proprietary technology and user-friendly interface enable customers to easily and quickly access travel information 24 hours a day, seven days a week, to make informed choices about their travel purchases. In addition to its reservation and ticketing service, the Company offers vacation packages, discounted and promotional fares, travel news and destination content. The Company complements its compelling content and user-friendly interface with a high level of customer service.

  Through its News Travel Network, Inc. division ("NTN"), Preview Travel produces entertainment programming for broadcast and cable television and the in-flight market. NTN also produces 90 second news inserts for local television station newscasts. NTN has compiled and continually updates an extensive library of over 6,000 hours of proprietary, broadcast quality footage featuring over 2,000 destinations around the world. NTN employs an in-house sales staff that syndicates this programming to television stations worldwide and sells the commercial airtime within these programs to national advertisers.

  To broaden its online presence and build brand recognition, the Company entered into long-term agreements with AOL, the leading online service provider with over nine million members, and Excite, a leading search engine provider with over two million visitors per day. The Company is AOL's primary and preferred provider of online travel services and the exclusive provider of travel reservations services on the Company's co-branded Web site for Excite's Travel Channel (City.Net) in the U.S. and on the WebCrawler Travel Channel. Through such long term agreements, the Company's travel services are prominently featured on the AOL and Excite travel channels and contextually integrated throughout the AOL and Excite services.

  Since launching its online booking service in May 1996, the Company has experienced significant growth in its gross bookings. As of September 30, 1997, over two million users had registered on the Company's online site, and over $74 million in gross bookings of travel services had been purchased by approximately 145,000 customers in over 217,000 transactions. Of the customers who had purchased the Company's travel services as of September 30, 1997, approximately 35% were repeat customers.

INDUSTRY BACKGROUND

 Growth of the Internet and Online Commerce

  The Internet and commercial online services such as AOL are emerging as significant global communications media enabling millions of people to share information and conduct business electronically. A number of factors have contributed to the growth in the Internet and commercial online services usage, including the large and growing installed base of advanced personal computers in the home and workplace, improvements in network infrastructure, easier, faster and cheaper access to the Internet and commercial online services, the introduction of alternative Internet access devices and increased awareness of the Internet and commercial online services among consumer and business users. International Data Corporation ("IDC") estimates that the number of World Wide Web (the "Web") users will grow from approximately 28 million in 1996 to approximately 129 million by 2000.

  The functionality and accessibility of the Internet and commercial online services have made them an increasingly attractive commercial medium by providing features that historically have been unavailable through traditional channels. For example, the Internet and commercial online services provide users with convenient access to large volumes of dynamic data to support their investment, purchase and other decisions. Online retailers are able to communicate effectively with customers by providing frequent updates of featured selections, content, pricing and visual presentations and provide tailored services by capturing valuable data on customer tastes, preferences, shopping and buying patterns. Unlike most traditional distribution channels, online retailers do not have the burden of managing and maintaining numerous local facilities to provide their services on a global scale. In contrast, online retailers benefit from the relatively low cost of reaching and electronically serving customers worldwide from a central location. Because of these advantages, an increasingly broad base of products and services are being sold online, including books, brokerage services, computers and music, as well as travel services. IDC estimates that the total value of services and products purchased over the Web grew from $296 million in 1995 to approximately $2.6 billion in 1996, and will increase to approximately $123 billion by 2000.

  Moreover, as the number of online content, commerce and service providers has expanded, strong brand recognition and strategic alliances have become critical to the success of such companies. Brand development is especially important for online retailers due to the need to establish trust and loyalty among consumers in the absence of face-to-face interaction. In addition, some online retailers have begun to establish long-term strategic partnerships and alliances with content, commerce and service providers to rapidly build brand recognition and trust, enhance their service offerings, stimulate traffic, build repeat business, take advantage of cross-marketing opportunities and create barriers to entry.

 The Traditional Travel Industry

  The travel industry is large and growing, with travelers in the United States spending over $470 billion on travel and tourism in 1996, according to the Travel Industry Association of America. Historically, airlines, hotels, rental car agencies, cruise lines and vacation packagers (collectively, "travel suppliers") have relied on internal sales departments and travel agencies as their primary distribution channels. According to the American Society of Travel Agents ("ASTA"), travel agency sales in the United States grew from $86 billion in 1991 to $101 billion in 1995, of which approximately half was spent on leisure travel. The traditional travel agency channel is highly fragmented, with few nationally recognized brands. According to ASTA, there are over 23,000 travel agencies operating in more than 33,000 locations in the United States, with the average travel agency generating less than $3 million in annual gross bookings per location. Furthermore, in 1995, the top 50 travel agencies accounted for less than 33% of all airline bookings.

  Travel agents are compensated primarily through commissions paid by travel suppliers on services booked. Some travel agencies also charge service fees to their customers. Traditionally, typical standard base commission rates paid by travel suppliers to travel agents have been approximately 10% for airline tickets (subject to a maximum of $25 and $50 for one-way and round trip tickets, respectively), 10% for hotel reservations and car rentals, and 10% to 15% for cruises and vacation packages. In addition, travel agencies can earn significant performance-based incentive compensation ("override commissions") from travel suppliers, which can substantially impact financial performance. These commission rates and override commissions are determined by travel suppliers and are subject to frequent change. For example, in a move to lower distribution costs, in September 1997, the major U.S. airlines reduced the commission rate payable to traditional travel agencies from 10% to 8%, following a similar move by the major U.S. airlines in the first nine months of 1997 reducing the commission rate payable to online travel services from 10% to 5%. Due to the limited profitability of many traditional travel agencies, the Company believes that the downward pressure on commission rates paid to traditional travel agencies, such as the recent reduction imposed by most major airlines, may cause these agencies to charge service fees to their customers, shift their focus to higher margin non-air travel services or reduce the level of customer service in an effort to lower costs.

  Travel agencies typically book reservations through electronic global distribution services ("GDS") such as Galileo International Partnership's Apollo system ("Apollo") and SABREGroup Holdings Inc.'s SABRE system ("SABRE"), which provide real-time access to voluminous data on fares, availability and other travel information. The GDS data is constantly changing, with as many as one million airfare changes being made daily. Customers traditionally have relied on travel agents to access and interpret such rapidly changing information via complex and proprietary interfaces to GDS systems. As a result, the ability of customers to obtain the most favorable schedules and fares has been subject to the skill and experience of individual travel agents, whose availability may be limited.

 The Online Travel Opportunity

  Recent trends in the traditional travel industry have contributed to a need for a more effective and efficient means of purchasing and distributing travel services to address the changing needs of consumers and travel suppliers. The increasing complexity and time-sensitivity of pricing structures for travel services have generally outpaced traditional means of delivering accurate and reliable information to customers. Moreover, at a time when many traditional travel agencies may be experiencing pressure to reduce levels of service as a result of recent reductions in commission rates, many customers are demanding greater convenience and flexibility in how, where and when they shop for travel services. In an effort to reduce their distribution costs and develop more direct relationships with their customers, travel suppliers seek ways to distribute their services outside of the traditional travel agency channel. In addition, the fragmentation of the travel agency channel often limits the ability of travel suppliers to quickly implement effective marketing programs targeted to specific customer segments.

  As a result of these trends, the Internet and commercial online services have emerged as an attractive medium through which travel services can be purchased. According to Jupiter Communications, online travel bookings were $274 million in 1996 and are expected to grow from $816 million in 1997 to $8.6 billion in 2002, representing a projected compounded annual growth rate of 77% for the period 1996 through 2002. The electronic nature of the online medium enables participants to automate the processing and confirmation of travel reservations, thus facilitating lower cost fulfillment of services and reducing the need for investment in local facilities. The online medium also provides travel suppliers with an effective advertising and promotional vehicle. According to Competitive Media Reporting, in 1995 the travel industry purchased over $2.3 billion in advertising through traditional vehicles such as broadcast and cable television, radio, print and outdoor media to reach and influence customers. Jupiter Communications reported that advertising revenue on online travel-related sites was $2.3 million in 1996 and is expected to grow from $11.0 million in 1997 to $281.5 million in 2002, representing a projected compounded annual growth rate of 129% for the period 1996 through 2002.

  Notwithstanding the attractive opportunities presented by the online travel service market, significant barriers exist which make it increasingly difficult to cost-effectively enter the online travel marketplace. In order to succeed in the online travel service industry, entrants must establish broad distribution to drive online traffic and achieve economies of scale to overcome the following barriers: (1) required investments in technology and technical infrastructure, (2) reduced level of commissions paid on airline bookings made online, (3) cost of building a brand, and (4) challenges of creating compelling content. Further, the Company believes that the largest traditional travel agencies that sell services through franchisee or representative networks may be hesitant to engage in online sales of travel services, which would directly compete with their networks and result in lower average commissions.

PREVIEW TRAVEL SOLUTION

  Preview Travel is a leading provider of branded online travel services for leisure and small business travelers, offering one-stop travel shopping for airline tickets, hotel rooms, car rentals and vacation packages. The Company operates its own Web sites (www.previewtravel.com, www.reservations.com and www.vacations.com), the primary travel service on America Online (AOL keyword: previewtravel) and a co-branded travel Web site with Excite (City.Net). Preview Travel has already become one of the most widely known, used and cited online services for travel. As of September 30, 1997, over two million users had registered on the Company's online site, and over $74 million in gross bookings of travel services had been purchased by approximately 145,000 customers in over 217,000 transactions. Of the customers who had purchased the Company's travel services as of September 30, 1997, approximately 35% were repeat customers.

  Preview Travel's online reservation service was launched in May 1996 to respond to its customers' needs for consistent and more immediate access to rapidly changing travel-related information, and to capitalize on opportunities created by the emergence of online commerce and the existing inefficiencies of the traditional travel industry. The Company's full-featured reservations and ticketing services enable customers to book their own travel arrangements 24 hours a day, seven days a week. Preview Travel provides reliable, real-time access to relevant schedule, pricing and availability information for over 500 airlines, 13,000 hotels worldwide and all major car rental companies. The Company's technology and proprietary interface enable customers to easily and quickly access this information to make informed choices about their travel purchases. Customers also can find extensive destination information, photos, streaming video and Web links, providing them with valuable resources for planning their travel.

  The Company believes that, in addition to benefiting consumers, its online travel services benefit travel suppliers by providing them with an efficient channel to reach travel-oriented consumers. In effect, Preview Travel creates an electronic marketplace that matches the purchasing needs of consumers with the available inventory of travel suppliers. Travel suppliers also can realize cost savings from distributing their services through the Company. In the airline industry, for example, a higher percentage of tickets booked online are issued as electronic tickets, representing a substantial savings in transaction costs for the airlines. Through customer profiles, the Company compiles demographic and behavioral data about its customers, which data can be analyzed and used in cooperation with the Company's travel supplier partners to develop personalized marketing and services for individual customers and groups of customers.

  Key features of the Preview Travel solution include:

  Easy-to-Find. The Company's online travel services can be accessed through AOL as well as the Web 24 hours a day, seven days a week, enabling customers to shop for and purchase travel services at their convenience. Through its long-term agreements with AOL, the leading online service provider with over nine million members, and Excite, a leading search engine provider with over two million visitors per day, the Company's travel services are prominently featured on the AOL and Excite travel channels and also contextually integrated throughout the AOL and Excite services. According to Media Metrix, the Company's Web sites, combined with Excite's Travel Channel (City.Net), generated more Internet traffic than all other branded consumer online travel sites combined in July 1997.

  Easy-to-Use. The Company has developed a graphical user interface with a unique "look and feel" emphasizing ease of use. The Company continually enhances its interface based on feedback from regularly conducted focus groups and market research conducted on the Company's behalf. In addition, the Company provides online help and assistance designed to ensure that consumers get the full benefit of Preview Travel's services, including tips on how to find the best available rates and fares. The Company's customer service center, staffed by travel professionals, provides toll-free telephone support and fulfillment services 24 hours a day, seven days a week.

  Comprehensive, Up-to-Date Selection. The Company provides comprehensive, accurate and timely travel information to enable customers to prioritize among price, convenience and services without going through a traditional travel agent intermediary. Through a computerized search and retrieval process, customers are presented with a wide array of travel service options available in the GDS systems accessed by the Company, updated on a real-time basis. For example, the Company's Farefinder service presents the lowest fares available in the Apollo GDS system for roundtrip airline travel to key cities selected by the user.

  Personalized Service. By compiling a profile of each online customer who purchases travel services from the Company and tracking the preferences and behavioral patterns of its customers, the Company obtains key customer information that enables Preview Travel to tailor value-added services for its customers, such as e-mail notifications for schedule changes and flight cancellations, last-minute travel opportunities and other targeted marketing programs developed in conjunction with travel suppliers.

  Compelling Content. The Company produces and acquires compelling content for its online areas, including developing an easy-to-use interface with a customer-oriented "look and feel" and links to numerous other travel-related sites. In addition, the Company leverages the resources of its editorial and production staff to deliver entertaining and informative content in connection with its online travel services. The Company provides daily travel news reports online that are produced by NTN's News Programming group.

  Transaction Security. The Company believes that account and transaction security are critical factors in the success of the online travel industry. The Company uses a combination of proprietary and industry-standard encryption and authentication measures designed to protect its customers' information. As an added level of protection for its customers, the Company neither retains credit card information nor sells the information in its customer database to third parties.

STRATEGY

  Preview Travel's objective is to be the leading provider of branded online travel services for leisure and small business travelers. The Company plans to attain this goal through the following key strategies:

  Deliver Compelling Value to Customers. The Company seeks to deliver comprehensive, accurate and easily accessible information, innovative tools and high levels of personalized service to enable customers to make informed purchases of travel services based on their preferred combination of convenience, price, class of service and amenities. In addition, the Company seeks to offer its customers a high-quality online experience through relevant, informative and entertaining content, as well as simple and efficient navigation and search capabilities.

  Build Customer Loyalty and Brand Recognition. By focusing on customer service and striving to deliver the highest-quality online experience to its customers, the Company seeks to expand its customer base and build strong customer loyalty. The Company also seeks to build global brand recognition by combining world-class customer service with the Company's distinctive online presence, as well as by employing a variety of marketing and promotional efforts, including public relations activities, targeted advertising across a variety of electronic and print media and strategic distribution arrangements. In addition, the Company intends to continue promoting its online services through its national and international television programs.

  Enhance and Expand Strategic Relationships. The Company intends to continue to leverage its strategic relationships with AOL, Excite and travel suppliers to increase awareness of the Company's online travel services through a variety of joint marketing programs, including targeted e-mail, online promotions, booking incentives and interactive and co-op advertising. The Company also intends to broaden its online visibility and expand its customer base by entering into relationships with additional domestic and international Internet access providers, content and commerce providers, search engines and other Web sites.

  Broaden Existing Offerings and Pursue Incremental Revenue Opportunities. The Company intends to capitalize on its brand, online commerce experience, operating infrastructure and customer base to broaden its online travel offerings to include a broader selection of hotels and cruises, vacation packages and special interest tours. The Company plans to aggressively pursue media sales to targeted advertisers based on increased traffic to its online sites. The Company also plans to offer additional services and products to meet its customers' needs, such as travel insurance, travel financing services and travel-related merchandise.

  Leverage Travel Programming and Television Relationships. The Company leverages the editorial, syndication and advertising resources of its television operations to enhance its online sites. Consistent with this strategy, Preview Travel sells online advertising bundled with television advertising to targeted sponsors, promotes its online travel services on its television programs and adapts television content for the Company's online sites. For example, the Company uses content from its extensive travel film library to present vacation destinations to customers online via streaming video technology.

  Continue Investment in Technology. The Company uses scaleable, industry-standard hardware and software that enable rapid deployment of additional capacity. In addition, the Company intends to continue to invest substantial resources in developing, acquiring and implementing technology-driven enhancements to its online services and sites, including continuing to make its user interface faster, more user-friendly and intuitive, providing increasingly valuable personalized information and incorporating multimedia content.

  Expand into International Markets. The Company intends to expand its brand, operating infrastructure and strategic relationships globally. To achieve this objective, the Company intends to localize the user interface and its customer service operations to offer native language capability, travel services and content that complies with local regulations and customs.

PREVIEW TRAVEL ONLINE SERVICE

  Through the Company's Web sites or on AOL, customers can easily access the wide selection of Preview Travel online travel services in order to shop for and book airline tickets, car rentals and hotel reservations.

  The Preview Travel Experience. Visitors to the Company's online sites are presented with a wide variety of travel information, including airline ticket prices for popular destinations (Farefinder), travel specials, travel news and vacation get-away contests. To use the Company's reservation services or purchase a ticket, each customer completes a profile that includes required information such as name, street address, e-mail address and telephone number, as well as optional information such as preferred home airport, seating assignment, special meals, airline, car and hotel preferences, club memberships and frequent flier information. This information is stored in the Company's database and is used solely by the Company to customize its services.

  By completing personal travel profiles, customers can automatically access the Company's reservation system on subsequent visits, thus expediting the reservation process. Once a customer accesses the reservation system, fares and schedules of over 500 airlines, 13,000 hotels and the major car rental companies may be searched and reservations booked through the Company's system. Guided by an easy-to-use interface, the customer selects travel options such as departure and destination cities, airline preference, class of service and hotel and car selection. A key feature of the Company's service is the ability to shop and compare many combinations of prices and schedules, enabling customers to maximize their travel dollar. For domestic air travel, the Company's Best Fare Finder service automatically finds the lowest published fares available in the Apollo GDS system on the dates of travel selected by the customer.

  To complete a transaction, the customer enters a credit card number, which is validated and transmitted to the GDS system. The customer receives an e-mail confirmation soon thereafter. Depending on the departure date and method of ticketing, tickets and itineraries are sent to the customer at no additional charge by express delivery or through regular mail. Prior to the date of departure, another e-mail message is sent automatically to the customer which highlights links to Web sites with relevant information regarding the customer's destination. Upon returning from his or her trip, the customer automatically receives another e-mail that includes a thank-you message and a customer satisfaction survey.

  Online Travel Services Content. In addition to accessing the Company's reservation services, customers can use the following travel-related services to make better informed travel purchase decisions:

  . Farefinder. This service provides quick and easy access to the lowest airfares available in the Apollo GDS system from a customer's home city to destinations around the world. Farefinder searches the Apollo GDS system four times daily to update the posted fares.

  . Find-a-Trip. This feature allows the customer to select from a variety of vacation packages matching the customer's preferences as to activities, location and price. In addition, Find-a-Trip provides the customer with extensive information about hotels and destinations, which in many instances is illustrated by photos and streaming video.

  . Travel Specials and Low Fares. This feature provides customers with timely information on the latest travel bargains by highlighting daily listings of discounted airfares, special hotel rates and car rental offers.

  . Vacations. This service offers complete vacation packages (airline, hotel and car rental), cruises and specialty tours, with an emphasis on providing value to customers. Customers can also find extensive destination information, photos, video and links to relevant Web sites.

  . Travel News and Content. Preview Travel's destination information features up-to-date editorial content enhanced by extensive multimedia content. The Company's travel experts search for the latest travel trends and bargains so that customers can take advantage of special opportunities offered by travel suppliers and produces a wide range of news and feature articles for online distribution.

  . Close-Ups. This service features weekly reports on different vacation destinations, events and activities, with photos and links to relevant Web sites.

  . Resources. The Company's online Traveler Resource Center offers helpful information and tips for the traveler. Customers can review pending itineraries and complete feedback surveys.

  Customer Service. The Company has invested and will continue to invest in systems, personnel and training to maintain a premier in-house customer service operation, which the Company believes is essential to establishing and maintaining long-term customer relationships. In addition to extensive online help, Preview Travel's customers have access to e-mail support and 24-hour toll-free telephone support to help them with any problems or changes before, during or after their travel.

STRATEGIC RELATIONSHIPS

  Preview Travel pursues strategic relationships to increase its access to online customers, to build brand recognition and to expand the Company's online presence. To date, the Company has established the following alliances, among others, for distribution and product enhancement:

  America Online. Preview Travel and America Online, the leading Internet online service provider with over nine million members, have entered into an agreement establishing Preview Travel as AOL's primary and preferred provider of travel services through a Preview Travel content area on the AOL network and AOL's Web site (aol.com) (the "AOL Online Area"). The Company's original agreement with AOL was entered into in November 1995 and was restated to expand the relationship in September 1997. In addition to establishing the Company as AOL's primary and preferred provider of travel services, AOL has agreed to exclusively promote and advertise Preview Travel in online areas controlled by AOL and to deliver a minimum number of annual page views to the online areas promoting Preview Travel. Over the next five years, the Company is obligated to make minimum payments totaling $32 million to AOL, as well as pay a percentage of commissions earned by the Company in excess of certain thresholds. The Company has also agreed to deliver content through the AOL Online Area, provide travel services that are competitive in price and performance and manage, operate and support such content and travel services. The Company and AOL both have the right to sell advertising in the Company's content areas distributed through AOL, subject to the Company's obligation to pay a percentage of advertising revenues above certain threshold amounts to AOL after the second year of the arrangement. Under a separate agreement, the Company has agreed to develop and manage a travel-related destination database for AOL in exchange for the right to receive all advertising revenues generated from such database up to a certain threshold, and share in advertising revenues thereafter. The Company's agreements with AOL expire in September 2002, or earlier in the event of a material breach or the Company's failure to deliver satisfactory content to the database or achieve specified annual levels of travel services bookings, which will require the Company to significantly increase such bookings from current levels. See "Certain Transactions" for a description of the Company's relationship with AOL. Travel services sold through AOL accounted for 89%, 77% and 67% of the Company's total online revenues for the three months ended March 31, 1997, June 30, 1997 and September 30, 1997 respectively. Accordingly, the AOL arrangement represents a significant distribution channel for the Company's travel services and any termination of the Company's agreements with AOL would likely have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Reliance on Distribution Agreements with America Online and Excite."

  Excite. Preview Travel and Excite, a leading search engine provider with over two million visitors a day, have entered into an agreement under which Preview Travel will be the exclusive provider of travel reservations services for Excite's Travel Channel (City.Net) in the U.S. and on the WebCrawler Travel Channel. In addition, Preview Travel and Excite have agreed to create co-branded content for the Excite Travel Channel and Preview Travel's online sites that will leverage the Company's substantial library of travel news and information. Excite has agreed to exclusively promote and advertise the Excite Travel Channel throughout the Excite network and to deliver a minimum number of annual page views to the Excite Travel Channel. In addition, the Company is eligible to receive payments from Excite representing a share of advertising revenues received by Excite in connection with the online areas featuring the Company's travel services; however, there can be no assurance that such payments, if any, will be significant. Over the next five years, the Company is obligated to make minimum payments totaling $24 million to Excite as well as pay a percentage of commissions earned by the Company in excess of certain thresholds. The Company has agreed to promote the Excite service and has agreed not to enter into any comparable agreements with any competitors of Excite. The Company and Excite will cooperate in selling, and share revenues from, advertising on the Excite Travel Channel. The Company's arrangement with Excite expires in September 2002, or earlier in the event of a material breach. The Company plans to make a significant investment in the Excite Travel Channel, as it will represent an important distribution channel for the Company's travel services. Travel services sold through Excite accounted for 8% and 13% of the Company's online revenues for the three months ended June 30, 1997 and September 30, 1997, respectively. Accordingly, the Excite arrangement is expected to represent a significant distribution channel for the Company's travel services, and any termination of the Company's agreement with Excite would likely have a material adverse affect on the Company's business, operating results and financial condition. See "Risk Factors-- Reliance on Distribution Agreements with America Online and Excite."

  There can be no assurance that the Company will achieve sufficient online traffic, travel bookings or commissions to realize economies of scale that justify the Company's significant fixed financial obligations to AOL and Excite or that the Company will satisfy the minimum levels of travel services bookings and content delivery required to maintain the AOL agreements, and failure to do so would likely have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors-- Reliance on Distribution Agreements with America Online and Excite."

  NBC Interactive. Preview Travel and NBC Interactive have entered into an agreement under which Preview Travel will be the primary travel site on the NBC Interactive Neighborhood. NBC Interactive has agreed to promote Preview Travel's online travel services within the NBC Interactive Neighborhood, a Web site offered by NBC to its affiliates to showcase television content to their viewers, on a minimum number of NBC affiliated television stations. Under the agreement, in addition to an up-front fee, Preview Travel is obligated to pay NBC Interactive a percentage of commissions earned by the Company through the NBC Interactive Neighborhood. The Company's arrangement with NBC Interactive expires in September 1999, or earlier in the event of a material breach.

MARKETING AND SALES

  Preview Travel's marketing strategy is to strengthen the Company's brand name, enhance customer awareness, develop loyalty programs to better serve the Company's customers, continue to add new customers to the Company's database and pursue complementary revenue opportunities by leveraging the Company's distribution capabilities, compelling content and extensive customer database. The Company's sales strategy is focused in part on generating advertising and promotional revenue from sponsors who seek a cost-effective way to reach a travel-oriented audience online.

  The Company maintains a proprietary customer database comprised of demographic profiles, customer preferences, shopping and buying patterns and other key customer attributes. This data enables the Company to create and quickly implement marketing programs targeted to specific customer segments.

  The Company also employs a variety of traditional media programs and promotional activities to enhance the effectiveness of the Company's marketing initiatives:

  Advertising. To supplement its strategic relationships with AOL and Excite, the Company invests in online advertising to drive traffic to its online sites. By placing advertisements on selected high volume sites, as well as purchasing targeted keywords on several popular search engines such as Yahoo!, Lycos, Infoseek and others, the Company seeks to cost-effectively generate traffic to the Preview Travel online site. Preview Travel also plans to continue to advertise in traditional media such as print, radio and broadcast to increase the awareness of its services.

  Public Relations. Preview Travel proactively pursues public relations opportunities to build brand awareness. The Company targets traditional print, radio, syndicated news services and broadcast outlets with its public relations programs and has been covered widely by the travel, business, technology and consumer press. The Company also pursues coverage by online publications, search engines and directories. More than 300 independent Web sites have hyperlinks to the Company's Web sites, helping to increase brand awareness and generate traffic to its online sites. Preview Travel also actively participates in industry events and conferences.

  Co-marketing/Promotions. The Company has established a number of significant co-marketing relationships to promote its service and to sponsor contests that offer travel-related prizes. These programs typically involve participation with airlines, hotels, car rental agencies and online service providers. The Company intends to enter into additional co-marketing relationships in support of its marketing strategy.

  From time to time, the Company offers various incentives and awards to its customer base. These incentives are designed to increase customer loyalty and awareness of Preview Travel's brand and travel services. For example, the Company has provided customers with bonus frequent flier miles and special companion fares during targeted promotional periods. The Company also engages in promotional programs with hotels and car rental agencies.

  Online Media Sales. The Company believes that the sale of online advertising will become an increasingly important source of revenue. Accordingly, the Company intends to increase its investment in media sales that target key advertisers who seek to reach a travel-oriented online audience. Client advertisements are incorporated into the Company's online sites in the form of banners, links and buttons that encourage viewers to click through for additional information. In addition, Preview Travel can develop extensive editorial and marketing content to support the various marketing initiatives of sponsors. In conjunction with the NTN media sales team, the Company offers integrated media programs that incorporate presence on the Company's online sites, participation in targeted e-mail programs and advertising time in the Company's broadcast television and in-flight programs. Recent online advertisers include AT&T, American Airlines, American Tourister Luggage, AVIS Rental Car, Celebrity Cruises, Hilton Hotels and Resorts, InterContinental Hotels, MasterCard and Northwest Airlines.

TECHNOLOGY

  The Company's transaction-processing system automates the processing of customer orders, interacts with the systems of third party travel suppliers, searches and filters travel information and provides real-time operational reports to management. The Company has developed proprietary applications that interact with third party systems such as GDS systems to present an integrated easy-to-use interface to the Company's customers, accessible by either standard Web browsers or AOL client software to access travel reservation information and make purchases. In addition, the Company's systems support automated e-mail communications with customers to facilitate confirmations of orders, provide customer support, obtain customer feedback and engage in targeted marketing programs. The Company's online sites also utilize a number of proprietary search, screen-scraping and database tools. While the system is built on a combination of proprietary and commercial software and hardware, the Company seeks to utilize industry-standard technology whenever possible and focuses its development efforts on creating and enhancing proprietary software that is unique to its business, as well as enhancing its existing service offerings and creating new products.

  Preview Travel maintains a relational database containing information compiled from customer profiles, shopping patterns and sales data. The Company has developed, and continues to develop, techniques for analyzing the information in this database to develop targeted marketing programs, to provide personalized and enhanced customer service and to take advantage of short-term opportunities in the travel marketplace. The Company does not retain credit card information from its customers and has committed to its customers not to sell or rent customer data to third parties. The Company's complex database was designed to be scaleable to permit large transaction volumes with no significant software changes. In most circumstances, capacity is increased through the addition of new servers or the addition of processing boards to existing servers. The Company believes that the scaleability of its architecture has been demonstrated by serving over two million registered users since May 1996.

  Internet users are linked to the Company's servers over multiple T1 lines from the Company's Internet access provider, GeoNet Communications, and AOL users are linked to the servers through a single T1 line from AOL's ANS Communications unit. Additional 56 Kbp leased lines are used for data communications between the servers and systems run by third party reservation systems such as Galileo's Apollo GDS system and the global hotel reservation system operated by Pegasus. The Company has significantly expanded its data communications capacities in recent months and anticipates implementing substantial increases in data communications bandwidth, primarily by the addition of a T3 data communications line, in the near future to support increased growth. The Company maintains an Internet firewall to protect its internal systems and all credit card transactions are processed using encryption and authentication technology, including public key cryptography technology and secure socket layer technology. There can be no assurance that the Company's security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Online Commerce and Database Security Risks."

  Any reduction in performance, disruption in the Internet access or discontinuation of services provided by AOL, ANS Communications, GeoNet Communications or any other Internet service provider, or any disruption in the Company's ability to access the systems of Galileo, Pegasus or any other travel reservation systems, could have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Reliance on Third Party Systems." There can be no assurance that the Company's transaction-processing systems and network infrastructure will be able to accommodate increases in traffic in the future, or that the Company will, in general, be able to accurately project the rate or timing of such increases or upgrade its systems and infrastructure to accommodate future traffic levels on its online sites. In addition, there can be no assurance that the Company will be able in a timely manner to effectively upgrade and expand its transaction-processing systems or to successfully integrate any newly developed or purchased modules with its existing systems. See "Risk Factors--Risk of Capacity Constraints; Reliance on Internally Developed Systems; System Development Risks." There can be no assurance that the Company will successfully utilize new technologies or adapt its online sites, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. See "Risk Factors--Rapid Technological Change."

  Substantially all of the Company's computer and communications hardware is located at a single facility in San Francisco, California. The Company's systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. The Company currently does not have redundant systems or a formal disaster recovery plan and does not carry sufficient business interruption insurance to compensate it for losses that may occur. Despite the implementation of network security measures by the Company, its servers are vulnerable to computer viruses, physical or electrical break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and confirm customer reservations. See "Risk Factors--Risk of System Failure; Single Site."

PREVIEW TRAVEL TELEVISION OPERATIONS

  In addition to its online service, Preview Travel owns and operates its television programming division, NTN. NTN is an independent producer of travel-related programming for broadcast and cable television and the in-flight market. NTN clients include affiliates of all major broadcast networks in the United States and broadcast, cable and satellite networks in over 100 countries around the world. NTN handles program production, domestic program syndication and media sales in-house. Revenues from the Company's television operations accounted for 79% and 58% of total revenues for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively.

  NTN's film library, built up over 16 years, has grown to over 6,000 hours of proprietary, broadcast-quality footage of over 2,000 destinations around the world. Through the efforts of a staff of award-winning producers, writers and editors, this library is updated and expanded by over 50 new on-location productions per year. The library has been logged and indexed in a searchable text database allowing easy access to the library content for use by the Company.

  Program Production. NTN's News Programming group produces five 90-second travel-related news inserts per week for distribution to local broadcast stations for use in local newscasts. The Company's Consumer Travel Reports is shown daily in over 60 markets throughout the United States. In addition, the News Programming group produces a weekly half-hour newscast titled Travel News Now which is seen nine times per week on The Travel Channel, a subsidiary of Paxon Communications, Inc., five to ten daily text stories for Preview Travel's online news service and fifty-minute documentaries for the sell-through video market. The first of these documentaries was titled "Civil War River Journey," and a three-part series titled "America's Lakes and Rivers" is currently in production.

  NTN's Entertainment Programming group produces a variety of half-hour specialty programs for the domestic and international television and in-flight markets. Included in these programs is a weekly half-hour magazine-style program called Travel Update that can be seen in over 90 markets throughout the United States. Travel Update features travel news and destination features with links to online resources including travelupdate.com to enable users to easily find additional information online. NTN's international programming portfolio includes Globe-Trotter, World's Weirdest Places, Earth Journeys, the e-Report, Holiday USA and Bon Voyage. The Company also licenses certain video content from its library to third parties for use in non-competitive programs. In-flight programs include Northwest World Update, On Arrival and Northwest Network Business Channel, which are produced under an agreement with Northwest Airlines.

  Program Syndication. The Company employs an in-house staff of sales professionals that syndicates Travel Update and Consumer Travel Reports, as well as two other news insert series produced by third parties: Dr. Dean Edell's Medical Reports and CNET Technology Reports. These news inserts are syndicated to local broadcast television stations in exchange for either cash or commercial time during their local newscasts. These local commercial time slots are packaged and sold to national advertisers. Travel Update is syndicated to local stations in exchange for a portion of the total commercial time within the program, which is then sold by the Company to national advertisers. Internationally, programs are licensed for specific uses and limited times for cash fees negotiated with the broadcast or cable network.

  The Company's ability to generate revenues from its television operations, as well as its ability to use its television programming to promote and enhance its online services and brand recognition, depends upon its ability to reflect in its programming the changing tastes of consumers, news directors and program directors, and to secure and maintain distribution for its television programming on acceptable commercial terms through local stations, and domestic and international cable and broadcast networks. These syndication agreements typically have durations of one year or less, and there can be no assurance that such stations and networks will continue to renew syndication agreements for the Company's programs. In addition, the Company's ability to cost-effectively update and expand its film library is essential to its ability to continue to offer compelling content. Although the Company maintains a back-up of the film library in offsite storage, both the film library and the back-up library are vulnerable to damage from fire, flood, break-ins, earthquake and similar events. Loss of access to its film library for an extended period of time could have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Risks Associated with Television Operations."

COMPETITION

  The online travel services market is new, rapidly evolving and intensely competitive, and the Company expects such competition to intensify in the future. The Company competes primarily with traditional travel agency reservation methods and online travel reservation services. In the online travel services market, the Company competes with other entities that maintain similar commercial Web sites, such as Expedia (operated by Microsoft Corporation), Travelocity (operated by SABREGroup Holdings Inc., a majority-owned subsidiary of American Airlines), CUC International, Inc., TravelWeb (operated by Pegasus) and Internet Travel Network, among others. Several traditional travel agencies, including larger travel agencies such as American Express Travel Related Services Co. Inc., Uniglobe Travel and Carlson Wagonlit Travel, have established, or may establish in the future, commercial Web sites offering online travel services.

  In addition to the traditional travel agency channel, most travel suppliers also sell their services directly to customers, predominantly by telephone. As the market for online travel services grows, the Company believes that the range of companies involved in the online travel services industry, including travel suppliers, traditional travel agencies and travel industry information providers, will increase their efforts to develop services that compete with the Company's services. Many airlines and hotels offer travel services directly through their own Web sites, eliminating the need to pay commissions to third parties such as the Company. The Company is unable to anticipate which other companies are likely to offer competitive services in the future. There can be no assurance that the Company's online operations will compete successfully with any current or future competitors.

  In the television and in-flight programming markets, the Company's News Travel Network division competes for airtime for its programs with news and entertainment programming produced by local stations, broadcast and cable networks, infomercial producers and third party syndicators. NTN competes for national advertising sales with networks, national advertising representation firms and syndicators.

  Many of the Company's current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company and may enter into strategic or commercial relationships with larger, more established and well-financed companies. Certain of the Company's competitors may be able to secure services and products from travel suppliers on more favorable terms, devote greater resources to marketing and promotional campaigns and devote substantially more resources to Web site and systems development than the Company. In addition, new technologies and the expansion of existing technologies may increase competitive pressures on the Company. In particular, Microsoft Corporation has publicly announced its intent to invest heavily in the area of travel technology and services. Increased competition may result in reduced operating margins, loss of market share and brand recognition. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and competitive pressures faced by the Company may have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Competition."

PROPRIETARY RIGHTS

  The Company regards its copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to its success, and relies on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with the Company's employees, customers, partners and others to protect its proprietary rights. The Company pursues the registration of certain of its key trademarks and service marks in the United States and internationally. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which the Company's products and services are made available online. The Company has licensed in the past, and expects that it may license in the future, certain of its proprietary rights, such as trademarks or copyrighted material, to third parties. While the Company attempts to ensure that the quality of its brand is maintained by such licensees, there can be no assurance that such licensees will not take actions that might materially adversely affect the value of the

Company's proprietary rights or reputation, which could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate or that third parties will not infringe or misappropriate the Company's copyrights, trademarks, trade dress and similar proprietary rights. In addition, there can be no assurance that other parties will not assert infringement claims against the Company. The Company may be subject to legal proceedings and claims from time to time in the ordinary course of its business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by the Company and its licensees. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. See "Business--Legal Proceedings."

  The Company also intends to strategically license certain content for its online sites from third parties, including content which is integrated with internally developed content and used on the Company's online sites to provide key services. There can be no assurance that these third party content licenses will be available to the Company on commercially reasonable terms or that the Company will be able to successfully integrate such third party content. Such content licenses may expose the Company to increased risks, including risks associated with the assimilation of new content, the diversion of resources from the development of the Company's content, the inability to generate revenues from new content sufficient to offset associated acquisition costs and the maintenance of uniform, appealing content. The inability to obtain any of these licenses could result in delays in site development or services until equivalent content could be identified, licensed and integrated. Any such delays in site development or services could have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Uncertain Protection of Intellectual Property; Risks of Third Party Licenses."

GOVERNMENT REGULATIONS

  Certain segments of the travel industry are heavily regulated by the United States and international governments, and accordingly certain services offered by the Company are affected by such regulations. For example, the Company is subject to United States Department of Transportation ("DOT") regulations prohibiting unfair and deceptive practices. In addition, DOT regulations concerning the display and presentation of information that are currently applicable to the GDS services accessed by the Company could be extended to the Company in the future, as well as other laws and regulations aimed at protecting consumers accessing online travel services or otherwise. In California, under the Seller of Travel Act, the Company is required to register as a seller of travel, comply with certain disclosure requirements and participate in the State's restitution fund. The television industry is also subject to extensive regulation at the federal, state and local levels, including the Federal Communications Act and rules and regulations of the Federal Communications Commission. In addition, legislative and regulatory proposals under ongoing consideration by Congress and federal agencies may materially affect the television industry and the Company's ability to obtain distribution for its television programming.

  The Company is also subject to regulations applicable to businesses generally and laws or regulations directly applicable to access to online commerce. Although there are currently few laws and regulations directly applicable to the Internet and commercial online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or commercial online services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. Furthermore, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations may decrease the growth of the Internet or commercial online services, which could, in turn, decrease the demand for the Company's products and services and increase the Company's cost of doing business, or otherwise have a material adverse effect on the Company's business, operating results and financial condition.

  Moreover, the applicability to the Internet and commercial online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. For example, tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject the Company to additional state sales and income taxes. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to the Company's business, or the application of existing laws and regulations to the Internet and commercial online services could have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Governmental Regulation and Legal Uncertainties."

EMPLOYEES

  As of September 30, 1997, the Company employed 149 full-time employees and 23 part-time employees, of whom 117 where involved in online travel service operations and 55 were involved in television operations. Of these employees, 43 were involved in sales and marketing, 46 were involved in customer service, 22 were involved in technology and development and 62 were involved in finance, administration and operations. The Company's ability to attract and retain highly qualified employees will be the principal determinant of its success in maintaining online leadership. The Company has a policy of using equity-based compensation programs to reward and motivate significant contributors among its employees. Competition for qualified personnel in the Company's industry is intense. There can be no assurance that the Company's current and planned staffing will be adequate to support the Company's future operations or that management will be able to hire, train, retain, motivate and manage required personnel. Although none of the Company's employees is represented by a labor union, it is common for employees in the television industry to belong to a union, and there can be no assurance that the Company's employees will not join or form a labor union or that the Company, for certain purposes, will not be required to become a union signatory. The Company has not experienced any work stoppages and considers its relations with its employees to be good. See "Risk Factors--Management of Potential Growth" and "--Dependence on Attraction and Retention of Key Employees."

FACILITIES

  The Company is headquartered in San Francisco, California, where it leases an aggregate of approximately 34,000 square feet of space, housing its principal administrative, sales and marketing, customer service, computer and communications systems and product development facilities. The Company's lease for such space expires on June 30, 2001, with an option to renew such lease for an additional five-year term. Although the Company believes that its current facilities are adequate and suitable for its current operations, the Company anticipates that it will require additional space within the next 12 months. There can be no assurance that such additional space will be available on commercially reasonable terms, if at all.

LEGAL PROCEEDINGS

  The Company is not currently subject to any material legal proceedings. The Company may from time to time become a party to various legal proceedings arising in the ordinary course of its business.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  Executive officers and directors of the Company and their ages as of September 30, 1997 are as follows:

 NAME                          AGE POSITION
 ----                          --- --------
 Kenneth J. Orton............   46 President, Chief Executive Officer and
                                   Director
 James J. Hornthal...........   43 Chairman and Director
 David E. Lambert............   45 Executive Vice President and President of
                                   Preview Travel Online, Inc.
 Kenneth R. Pelowski.........   38 Executive Vice President of Finance and
                                   Administration,
                                   Chief Financial Officer and Secretary
 Christopher Lee McAndrews...   33 Senior Vice President of Online Media Sales
 John M. Petrone.............   35 Senior Vice President of Technology
 Barrie Seidenberg...........   32 Senior Vice President of Online Services
 Roy F. Walkenhorst..........   54 President of News Travel Network, Inc.
 Thomas W. Cardy (1).........   41 Director
 Thomas A. Cullen (1)........   38 Director
 William R. Hearst, III......   48 Director
 Theodore J. Leonsis.........   40 Director
 Douglas J. Mackenzie (2)....   37 Director
 James E. Noyes..............   51 Director
 David S. Pottruck (2).......   49 Director

---------------------
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

  Kenneth J. Orton joined the Company in April 1994 as President and Chief Operating Officer, and in June 1997, was appointed to serve as the President and Chief Executive Officer and a director of the Company. From September 1989 to March 1994, Mr. Orton was Vice President and General Manager of the San Francisco division of Epsilon, a database marketing firm and a wholly owned subsidiary of American Express Company. Prior to his employment with Epsilon, Mr. Orton was Vice President of M/A/R/C Inc., a market research and database marketing company, and Vice President of Sales and Marketing for Future Computing. Mr. Orton also serves as a director of ONSALE, Inc. Mr. Orton received a B.A. degree from California State University, Fullerton.

  James J. Hornthal founded the Company in 1985 and has served as Chairman since inception. Mr. Hornthal also served as President of the Company until April 1994 and as Chief Executive Officer until June 1997. Prior to starting Preview Travel, Mr. Hornthal was a General Partner at Oak Grove Ventures, a venture capital firm, and a Consultant for The Boston Consulting Group, a management consulting firm. Mr. Hornthal also serves as a director of several privately held technology-based and media companies. Mr. Hornthal received an A.B. degree from Princeton University and an M.B.A. degree from Harvard Business School, where he was a Baker Scholar.

  David E. Lambert joined the Company in June 1995 and served as Senior Vice President of Finance and Administration, Chief Financial Officer, Secretary and Treasurer until September 1997, when he was appointed Executive Vice President of the Company and President of Preview Travel Online, Inc., a wholly owned subsidiary of the Company. From December 1992 to June 1995, Mr. Lambert was Executive Vice President, Chief Financial Officer, Treasurer and Secretary of Excalibur Technologies Corp., a software company. From April 1985 to May 1991, he was President and Chief Executive Officer of Grand American Fare, Inc., a restaurant company, and from October 1981 to April 1985, he served as Executive Vice President and Chief Operating Officer of Colony Hotels, Inc., a resort hotel subsidiary of Radisson Hotels. Mr. Lambert serves as a director of Sunstone Hotel Investors, Inc., a publicly traded real estate investment trust. Mr. Lambert received a B.A. degree from Occidental College and an M.B.A. degree from the University of California at Los Angeles.

  Kenneth R. Pelowski joined the Company as Executive Vice President of Finance, Chief Financial Officer and Secretary in September 1997. From June 1996 to September 1997, he was Vice President, Corporate Development of General Instrument Corporation. From May 1995 to June 1996, Mr. Pelowski was Vice President, Corporate Planning and Development of Quantum Corporation, and from 1989 to 1995, he was Senior Director, Corporate Planning and Development at Sun Microsystems, Inc. Mr. Pelowski received B.S.E. and M.B.A. degrees from the University of Michigan and an M.S.E. degree from Wayne State University.

  Roy F. Walkenhorst joined the Company in 1986 when News Travel Network, Inc. ("NTN") was acquired by the Company. Mr. Walkenhorst founded NTN in July 1981 and has served as its President since such time. Prior to founding NTN, Mr. Walkenhorst served as a reporter and news anchor with KCRA-TV, a television station in Sacramento, California, and was a reporter with Newsday and the St. Louis Globe- Democrat. Mr. Walkenhorst received a B.A. degree from Washington University and an M.S. degree in Journalism from Columbia University.

  Christopher Lee McAndrews joined the Company as Senior Vice President of Online Media Sales in September 1997. From 1994 to 1997, he held a series of executive marketing and sales positions, including Vice President of National Accounts, at International Data Group ("IDG"), an information technology media and research company. Mr. McAndrews received a B.A. degree from Harvard University and an M.B.A. degree from Stanford University.

  John M. Petrone joined the Company in August 1995 as Vice President of Technology and in September 1997 was promoted to the position of Senior Vice President of Technology. From August 1993 to August 1995, he was a Practice Manager at Oracle Corporation, a database software company, from April 1993 to August 1993, he was a Consulting Engineer at Lotus Development Corporation, a software company, and from September 1992 to April 1993, he was a Consulting Manager with Marathon Systems, a software consulting firm. Mr. Petrone received a B.S. degree from the University of Maryland.

  Barrie Seidenberg joined the Company as Director of Consumer Marketing in April 1995. In November 1995, she became Vice President of Online Services and was promoted to the position of Senior Vice President of Online Services in September 1997. From January 1994 to March 1995, she was an Account Manager at Epsilon, a database marketing company. From July 1992 to January 1994, she was a Customer Acquisition Planner at Williams-Sonoma, Inc., a catalog and retail company. Ms. Seidenberg received a B.A. degree from Yale University and an M.B.A. degree from Stanford University.

  Thomas W. Cardy has been a director of the Company since December 1991. Since September 1988, Mr. Cardy has been employed with Communications Equity Associates, Inc. ("CEA"), an investment banking firm, and is currently Executive Vice President, Entertainment and New Media at CEA. Prior to joining CEA in 1988, Mr. Cardy was Senior Manager with Arthur Andersen & Co., a public accounting firm. Mr. Cardy received a B.A. degree from the University of Florida and is a certified public accountant.

  Thomas A. Cullen has been a director of the Company since April 1997. Since August 1989, Mr. Cullen has served in various senior management positions with U S WEST, Inc., a telecommunications and media company, and, since April 1997, he has been President of the Interactive Services Group of U S WEST Media Group, a subsidiary of U S WEST, Inc. Mr. Cullen also serves as a director of SportsLine USA, Inc. Mr. Cullen received a B.S.B.A. degree from Northern Arizona University and an M.B.A. degree from the University of Colorado.

  William R. Hearst, III has been a director of the Company since February 1995. Since January 1995, Mr. Hearst has served as a general partner of Kleiner Perkins Caufield & Byers, a venture capital firm. From

May 1995 to July 1995, he was the Chief Executive Officer of At Home Corporation, an Internet services company. Mr. Hearst has been a director of At Home Corporation since August 1995 and has served as the Vice Chairman of its Board of Directors since July 1996. Prior to joining Kleiner Perkins Caufield & Byers, Mr. Hearst was Editor and Publisher of the San Francisco Examiner newspaper. Mr. Hearst also serves as a director of Hearst-Argyle Television, Inc. He is a Fellow of the American Association for the Advancement of Science and a Trustee of the Carnegie Institute of Washington and the California Academy of Sciences. Mr. Hearst received an A.B. degree from Harvard University.

  Theodore J. Leonsis has been a director of the Company since June 1985. Since November 1996, Mr. Leonsis has served as President and Chief Executive Officer of AOL Studios, an operating division of America Online, Inc., an online services company ("AOL"), and from September 1994 to November 1996, he served as President of America Online Services Company. Prior to joining AOL, Mr. Leonsis was the founder and President of Redgate Communications Corporation, a media marketing company he founded in 1986, which was subsequently acquired by AOL in May 1994. Mr. Leonsis also serves as a director of several privately held companies. Mr. Leonsis received a B.A. degree from Georgetown University.

  Douglas J. Mackenzie has been a director of the Company since February 1995. Since June 1989, Mr. Mackenzie has been employed with Kleiner Perkins Caufield & Byers, a venture capital firm, of which he has been a general partner since 1994. Mr. Mackenzie serves as a director of Visio Corporation and several private technology-based companies. Mr. Mackenzie received a B.A. degree in Economics and an M.S. degree in Industrial Engineering from Stanford University, and an M.B.A. degree from Harvard University.

  James E. Noyes has been a director of the Company since January 1996. Since July 1996, Mr. Noyes has served as a director and Executive Vice President of Signature Resorts, Inc., a developer and operator of vacation ownership resorts. From 1988 to June 1996, Mr. Noyes served as President of The Trase Miller Group, a travel technology services company and previously served as its Vice President of Marketing and Sales since 1980. Mr. Noyes also serves as a director of Ball Horticultural, Inc. Mr. Noyes received a B.A. degree from Dartmouth College and an M.B.A. degree from Stanford University.

  David S. Pottruck has been a director of the Company since September 1997. Since 1984, Mr. Pottruck has served in various senior management positions with The Charles Schwab Corporation ("Schwab"), a financial services company, and is currently the President and Chief Operating Officer and a director of Schwab. He is also President and Chief Executive Officer of Charles Schwab & Co., Inc., the brokerage subsidiary of Schwab. Mr. Pottruck serves as a director of McKesson Corporation and Decibel Instruments, Inc. Mr. Pottruck received B.A. and M.B.A. degrees from the University of Pennsylvania.

BOARD COMPOSITION

  The Company's Bylaws currently provide for a Board of Directors consisting of nine members. All directors hold office until the next annual meeting of stockholders of the Company and until their successors have been elected and qualified. The officers of the Company are appointed annually and serve at the discretion of the Board of Directors. Mr. Cullen was elected to the Board of Directors by holders of the Company's Series E Preferred Stock pursuant to the Company's Certificate of Incorporation in effect immediately prior to this offering. Such special voting rights will terminate upon completion of this offering. Messrs. Hearst, Leonsis and Mackenzie were elected to the Board of Directors pursuant to a voting agreement by and among the Company and certain principal stockholders of the Company. Such voting agreement will terminate upon completion of this offering.

BOARD OF DIRECTORS COMMITTEES

  The Audit Committee of the Board of Directors reviews the internal accounting procedures of the Company and consults with and reviews the results and scope of the audit and other services provided by the Company's independent auditors. The Committee is currently comprised of Messrs. Cardy and Cullen.

  The Compensation Committee of the Board of Directors reviews and approves the compensation and benefits for the Company's executive officers, administers the Company's stock purchase and stock option plans and makes recommendations to the Board of Directors regarding such matters. The committee is currently comprised of Messrs. Mackenzie and Pottruck. Except as set forth in "Certain Relationships and Related Transactions," no interlocking relationship exists between the Company's Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

BOARD COMPENSATION

  Except for reimbursement for reasonable travel expenses relating to attendance at Board meetings and the grant of stock options, directors are not compensated for their services as directors. Directors who are employees of the Company are eligible to participate in the Company's 1988 and 1997 Stock Option Plans and will be eligible to participate in the Company's 1997 Employee Stock Purchase Plan. Directors who are not employees of the Company will be eligible to participate in the Company's 1997 Stock Option Plan and 1997 Directors' Stock Option Plan. See "Stock Plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The members of the Compensation Committee of the Company's Board of Directors are currently Messrs. Mackenzie and Pottruck, both of whom were appointed to the Compensation Committee in September 1997. Prior to September 1997 and during the year ended December 31, 1996, Messrs. Hearst and Leonsis comprised the Compensation Committee. None of Messrs. Mackenzie, Pottruck, Hearst or Leonsis has at any time been an officer or employee of the Company or any subsidiary of the Company.

  Mr. Leonsis is President and Chief Executive Officer of AOL Studios, an operating division of AOL. Messrs. Hearst and Mackenzie are limited partners of KPCB VII Associates, the general partner of each of Kleiner Perkins Caufiled & Byers VII, KPCB VII Founders Fund and KPCB Information Sciences Zaibatsu Fund II, which collectively are a principal stockholder of the Company (the "KPCB Funds").

  In January 1995, AOL and the KPCB Funds purchased 595,238 shares and 714,285 shares, respectively, of Series D Preferred Stock at a purchase price of $4.20 per share, and in June 1996, AOL and the KPCB Funds purchased 27,333 shares and 27,077 shares, respectively, of Series E Preferred Stock at a purchase price of $9.00 per share. Each share of Series D and Series E Preferred Stock is convertible into one share of Common Stock. In May 1996, the Company issued and sold to AOL and the KPCB Funds convertible subordinated notes, the principal balance and accrued interest under which were converted into the shares of Series E Preferred Stock purchased by such entities in June 1996. In connection with the issuance of such notes, the Company also issued to AOL and the KPCB Funds warrants to purchase 4,692 shares and 4,648 shares, respectively, of Common Stock at an exercise price of $2.40 per share.

  In February 1995, the Company issued and sold convertible subordinated notes in the aggregate principal amount of $750,000 to Kleiner Perkins Caufield & Byers VII and KPCB VII Founders Fund. The outstanding principal amount under such notes will be converted into 340,909 shares of Common Stock upon completion of this offering.

  Since July 1994, the Company has maintained a relationship with AOL pursuant to which the Company developed and launched online travel services through a Preview Travel content area on the AOL network and AOL's Web site (aol.com) (together, the "AOL Online Area") in January 1995. In September 1997, the Company entered into an agreement with AOL pursuant to which the Company serves as AOL's primary and preferred provider of travel services on the AOL Online Area. In addition, AOL has agreed to exclusively promote and advertise Preview Travel in online areas controlled by AOL and to deliver a minimum number of annual page views to the online areas promoting the Company. Over the next five years, the Company is obligated to make minimum payments totaling $32 million to AOL, as well as pay a percentage of commissions earned by the Company in excess of certain quarterly thresholds. The Company has also agreed to deliver content through the AOL Online Area and to provide travel services that are competitive in price and performance. The Company and AOL both have the right to sell advertising in the Company's content areas distributed through AOL, subject to the Company's obligation to pay a percentage of advertising revenues above certain threshold amounts to AOL after the second year of the agreement. Under a separate agreement, the Company has agreed to develop and manage a travel-related destination database for AOL in exchange for the right to receive all advertising revenues generated from such database up to a certain threshold, and share in advertising revenues thereafter. The Company's agreements with AOL expire in September 2002, or earlier in the event of a material breach or the Company's failure to deliver satisfactory content to the database or achieve specified annual levels of travel services bookings. Frank J. Caufield, a director of AOL, is a general partner of KPCB VII Associates.

  In addition, the Company has issued the following warrants to AOL in connection with this relationship: a warrant to purchase 160,000 shares of Common Stock at an exercise price of $2.20 per share, a warrant to purchase 377,619 shares of Series D Preferred Stock at an exercise price of $4.20 per share, and a warrant to purchase 75,000 shares of Series E Preferred Stock at an exercise price of $9.00 per share. Each share of Series D and Series E Preferred Stock is convertible into one share of Common Stock. In connection with the Company's strategic agreement with AOL, the Company and AOL agreed to amend the terms of AOL's warrant for Series D Preferred Stock to accelerate the exercisability of such warrant and to provide that the warrant would expire upon the occurrence of certain events, including the completion of this offering. The Company anticipates that the warrants to purchase Common Stock, Series D Preferred Stock and Series E Preferred Stock will be exercised by AOL upon completion of this offering.

  In August 1997, the Company entered into an agreement with Excite, pursuant to which Excite has agreed to use Preview Travel as the exclusive provider of travel reservation services for Excite's Travel Channel (City.Net) in the U.S. and the WebCrawler Travel Channel, and to deliver a minimum number of annual page views to the Excite Travel Channel. The Company is obligated to make minimum payments to Excite totaling $24 million over five years, as well as to pay a percentage of commissions earned by the Company in excess of certain thresholds. In addition, the agreement provides for the sharing of revenues from advertising on co-branded areas of the Excite Travel Channel and, under certain circumstances, requires the Company to pay a portion of commissions derived from such co-branded areas. Vinod Khosla, a director of Excite, is a limited partner of KPCB VII Associates. In addition, the KPCB Funds and AOL are principal stockholders of Excite.

  Messrs. Hearst, Leonsis and Mackenzie were elected to the Board of Directors pursuant to a voting agreement dated as of January 31, 1995, by and among the Company and certain principal stockholders of the Company. Such voting agreement will terminate upon completion of this offering.

  See "Certain Relationships and Related Transactions."

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  The Company's Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that a director of a corporation will not be personally liable for monetary damages for breach of such individual's fiduciary duties as a director except for liability (i) for any breach of such director's duty of loyalty to the Company or to its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which a director derives an improper personal benefit.

  The Company's Bylaws provide that the Company shall indemnify its directors and executive officers and may indemnify its officers, employees and other agents to the full extent permitted by law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence on the part of an indemnified party. The Company's Bylaws also permit the Company to advance expenses incurred by an indemnified party in connection with the defense of any action or proceeding arising out of such party's status or service as a director, officer, employee or other agent of the Company upon an undertaking by such party to repay such advances if it is ultimately determined that such party is not entitled to indemnification.

  The Company has entered into separate indemnification agreements with each of its directors and officers. These agreements require the Company, among other things, to indemnify such director or officer against expenses (including attorney's fees), judgments, fines and settlements (collectively, "Liabilities") paid by such individual in connection with any action, suit or proceeding arising out of such individual's status or service as a director or officer of the Company (other than Liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest) and to advance expenses incurred by such individual in connection with any proceeding against such individual with respect to which such individual may be entitled to indemnification by the Company. The Company believes that its Certificate of Incorporation and Bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. The Company also maintains directors' and officers' liability insurance.

  At present the Company is not aware of any pending litigation or proceeding involving any director, officer, employee or agent of the Company in which indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

EXECUTIVE COMPENSATION

  The following table sets forth certain compensation awarded to, earned by, or paid to the Company's Chief Executive Officer and the Company's five other most highly compensated executive officers whose total cash compensation exceeded $100,000 during the year ended December 31, 1996 (collectively, the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                 LONG-TERM
                                                COMPENSATION
                         ANNUAL COMPENSATION       AWARDS
                         ---------------------  ------------
                                                 SECURITIES
   NAME AND PRINCIPAL                            UNDERLYING      ALL OTHER
        POSITION         SALARY($)   BONUS($)    OPTIONS(#)  COMPENSATION($)(1)
   ------------------    ----------  ---------  ------------ ------------------
Kenneth J. Orton,
 President and Chief
 Executive Officer...... $  157,125    $25,000     30,000          $1,323
James J. Hornthal,
 Chairman...............    167,425         --         --           1,440
David E. Lambert,
 Executive Vice
 President, President of
 Preview Travel Online,
 Inc....................    132,761         --     25,000             486
Roy F. Walkenhorst,
 President, News Travel
 Network, Inc...........    123,481     41,680      3,125           2,737
John M. Petrone, Senior
 Vice President of
 Technology.............     98,000     47,500     10,000              --
Barrie Seidenberg,
 Senior Vice President
 of Online Services.....     90,000     27,500     10,000              --

---------------------
(1) Consists of travel benefits and life insurance premiums paid by the Company.

  The following table shows certain information regarding stock options granted to the Named Executive Officers during the year ended December 31, 1996. No stock appreciation rights were granted to these individuals during the year.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                       POTENTIAL REALIZABLE
                                                                         VALUE AT ASSUMED
                                                                           ANNUAL RATES
                         NUMBER OF                                        OF STOCK PRICE
                           SHARES   PERCENTAGE OF                        APPRECIATION FOR
                         UNDERLYING TOTAL OPTIONS EXERCISE                OPTION TERM(2)
                          OPTIONS    GRANTED TO   PRICE PER EXPIRATION ---------------------
          NAME           GRANTED(1)   EMPLOYEES     SHARE      DATE        5%        10%
          ----           ---------- ------------- --------- ---------- ---------- ----------
Kenneth J. Orton........   30,000       11.79%      $2.40   5/16/2001  $   19,892 $   43,957
David E. Lambert........   25,000        9.83       $2.60    6/6/2001      17,958     39,683
Roy F. Walkenhorst......    3,125        1.23       $2.60    6/6/2001       2,245      4,960
John M. Petrone.........   10,000        3.93       $2.40   4/15/2001       6,631     14,652
Barrie Seidenberg.......   10,000        3.93       $2.40   4/15/2001       6,631     14,652

---------------------
(1) These stock options, which were granted under the 1988 Stock Option Plan, become exercisable at a rate of 25% of the total number of shares of Common Stock subject to the option on the first anniversary of the date of grant, and 2.083% of the total number of shares monthly thereafter, as long as the optionee remains an employee with, consultant to, or director of the Company.
(2) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the Securities and Exchange Commission. There is no assurance provided to any executive officer or any other holder of the Company's securities that the actual stock price appreciation over the 10-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to the executive officers.

OPTION EXERCISES AND HOLDINGS

  The following table provides certain summary information concerning the shares of Common Stock represented by outstanding stock options held by each of the Named Officers as of December 31, 1996.

                         FISCAL YEAR-END OPTION VALUES

                                                      NUMBER OF
                                                SECURITIES UNDERLYING      VALUE OF UNEXERCISED
                          NUMBER OF              UNEXERCISED OPTIONS       IN-THE-MONEY OPTIONS
                           SHARES     VALUE    AT DECEMBER 31, 1996(#)  AT DECEMBER 31, 1996($)(2)
                         ACQUIRED ON REALIZED ------------------------- ------------------------------
          NAME           EXERCISE(#)  ($)(1)  EXERCISABLE UNEXERCISABLE EXERCISABLE     UNEXERCISABLE
          ----           ----------- -------- ----------- ------------- -------------   --------------
Kenneth J. Orton........       --         --     72,222      77,778       $      28,889    $      25,111
James J. Hornthal.......       --         --    190,000          --              34,200               --
David E. Lambert........       --         --     24,375      65,625               9,750           16,250
Roy F. Walkenhorst......   10,000    $19,000      4,687      10,312               1,875            2,875
John M. Petrone.........       --         --     13,333      36,667               5,333           12,667
Barrie Seidenberg.......       --         --      8,697      31,303               3,479           10,521

---------------------
(1) The amount set forth represents the difference between the fair market value of the shares on the date of exercise as determined by the Board of Directors and the exercise price of the option.
(2) Based on the fair market value as of December 31, 1996, as determined by the Board of Directors, minus the exercise price, multiplied by the number of shares underlying the option.

  In addition, subsequent to December 31, 1996, the Company has granted options to certain of the Named Executive Officers as follows: In January 1997, the Company granted options to purchase 5,000 shares and 10,000 shares to John Petrone and Barrie Seidenberg, respectively. In February 1997, the Company granted options to purchase 25,000 shares, 15,000 shares and 15,000 shares to James J. Hornthal, Kenneth J. Orton and David E. Lambert, respectively. In June 1997, the Company granted an additional option to purchase 105,000 shares to Mr. Orton. In September 1997, the Company granted options to purchase 125,000 shares, 12,500 shares, 15,000 shares and 20,000 shares to Kenneth Pelowski, Roy Walkenhorst, Mr. Petrone and Ms. Seidenberg, respectively.

  In March 1997, the Company entered into an agreement with Mr. Orton pursuant to which, in the event of the involuntary termination of Mr. Orton's employment with the Company (other than for cause) prior to February 26, 1998, Mr. Orton will be retained as a consultant to the Company for a period of up to 12 months, for which Mr. Orton will receive a monthly consulting fee equal to one-twelfth of his most recent annual compensation. In addition, each of Mr. Orton's then outstanding stock options were amended to provide that Mr. Orton may pay the exercise price under such options by executing a promissory note for the applicable exercise price.

STOCK PLANS

 1988 Stock Option Plan

  The Company's 1988 Stock Option Plan (the "1988 Stock Option Plan") was adopted by the Board of Directors and approved by the stockholders of the Company in April 1988. As of September 30, 1997, options to purchase a total of 410,680 shares of Common Stock had been exercised, options to purchase a total of 1,157,914 shares at a weighted average exercise price of $3.54 per share were outstanding, and 113,155 shares remained available for future option grants.

  The 1988 Stock Option Plan provides for the grant to employees of the Company (including officers and employee directors) of "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), for the grant of nonstatutory stock options to employees, officers, directors and consultants of the Company; provided, however, that non-employee directors shall not be eligible for option grants after the effective date of this offering. To the extent an optionee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value (under all plans of the Company and determined for each share as of the date the option to purchase the share was granted) in excess of $100,000, any such excess options shall be treated as nonstatutory stock options.

  The 1988 Stock Option Plan is administered by the Board of Directors or a committee of the Board of Directors (the "Administrator"). The Administrator determines the terms of options granted under the 1988 Stock Option Plan, including the number of shares subject to the option, exercise price, term and exercisability. The exercise price of all incentive stock options granted under the 1988 Stock Option Plan must be at least equal to the fair market value of the Common Stock of the Company on the date of grant. The exercise price of any stock option granted to an optionee who owns stock representing more than 10% of the voting power of the Company's outstanding capital stock (a "10% Stockholder") must equal at least 110% of the fair market value of the Common Stock on the date of grant. The exercise price of all nonstatutory stock options granted to persons who are not 10% Stockholders cannot be less than 85% of the fair market value of the Common Stock of the Company on the date of grant. Payment of the exercise price may be made in cash, delivery of shares of the Company's Common Stock or other consideration determined by the Administrator. The Administrator determines the term of options. The term of an incentive stock option granted under the 1988 Stock Option Plan may not exceed 10 years; provided, however, that the term may not exceed five years for 10% Stockholders. No option may be transferred by the optionee other than by will or the laws of descent or distribution. Each option may be exercised during the lifetime of the optionee only by such optionee. Options granted to each employee under the 1988 Stock Option Plan prior to March 1995 generally become exercisable at the rate of 1/36th of the total number of shares subject to the options monthly following a six-month waiting period after the date of grant, and options granted after March 1995 generally become exercisable at the rate of 25% of the total number of shares subject to the options after the first anniversary following the date of grant, with 2.083% vesting monthly thereafter.

  In the event of certain changes in control of the Company, the 1988 Stock Option Plan requires that each outstanding option be assumed or an equivalent option substituted by the successor corporation. In the event that a successor corporation refuses to assume each option or substitute an equivalent option, the Administrator shall provide for the optionee to have the right to exercise the option as to all of the shares covered by the option, including shares as to which the option would not otherwise be exercisable, in which case each option will be exercisable for 30 days from the date of such determination. The Administrator has the authority to amend or terminate the 1988 Stock Option Plan as long as such action does not adversely affect any outstanding option and provided that stockholder approval shall be required for an amendment to increase the number of shares subject to the 1988 Stock Option Plan, or any change in the designation of the class of persons eligible to be granted options, or a material increase in benefits accruing to participants under the 1988 Stock Option Plan if the Company is registered under Section 12 of the Exchange Act. If not terminated earlier, the 1988 Stock Option Plan will terminate in 1998.

 1997 Stock Option Plan

  The Company's 1997 Stock Option Plan (the "1997 Stock Option Plan") was adopted by the Board of Directors in October 1997 and will be submitted for approval by the stockholders of the Company prior to completion of this offering. A total of 1,500,000 shares of Common Stock has been reserved for issuance under the 1997 Stock Option Plan, and, as of September 30, 1997, no options had been granted under such plan.

  The 1997 Stock Option Plan provides for the grant to employees of the Company (including officers and employee directors) of "incentive stock options" within the meaning of Section 422 of the Code, for the grant of nonstatutory stock options to employees, officers, directors (including non-employee directors) and consultants of the Company. To the extent an optionee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value (under all plans of the Company and determined for each share as of the date the option to purchase the share was granted) in excess of $100,000, any such excess options shall be treated as nonstatutory options.

  The 1997 Stock Option Plan is administered by the Board of Directors or a committee of the Board of Directors (the "Administrator"). The Administrator determines the terms of options granted under the 1997 Stock Option Plan, including the number of shares subject to the option, exercise price, term and exercisability; provided, however, the maximum number of shares which may be subject to options granted to any one person for any fiscal year of the Company shall be 1,500,000. Such limitation shall not take effect until the earliest date required under Section 162(m) of the Code. The exercise price of all incentive stock options granted under the 1997 Stock Option Plan must be at least equal to the fair market value of the Common Stock of the Company on the date of grant. The exercise price of any incentive stock option granted to an optionee who owns stock representing more than 10% of the voting power of the Company's outstanding capital stock (a "10% Stockholder") must equal at least 110% of the fair market value of the Common Stock on the date of grant. The exercise price of all nonstatutory stock options cannot be less than 85% of the fair market value of the Common Stock of the Company on the date of grant. Payment of the exercise price may be made in cash, delivery of shares of the Company's Common Stock or other consideration determined by the Administrator. The Administrator determines the term of options. The term of an incentive stock option granted under the 1997 Stock Option Plan may not exceed 10 years; provided, however, that the term may not exceed five years for 10% Stockholders. An option may not be transferred by the optionee other than by will or the laws of descent or distribution, provided, however, that the Administrator may in its discretion grant transferable nonstatutory stock options. Each option may be exercised during the lifetime of the optionee only by such optionee or by a permitted transferee. Options granted to each employee under the 1997 Stock

Option Plan generally become exercisable at the rate of 25% of the total number of shares subject to the options after the first anniversary following the date of grant, with 2.083% vesting monthly thereafter.

  In the event of certain changes in control of the Company, the 1997 Stock Option Plan requires that each outstanding option be assumed or an equivalent option substituted by the successor corporation, unless the Administrator determines in the exercise of its sole discretion and in lieu of such assumption or substitution, that the optionee will have the right to exercise the option as to some or all of the shares covered by the option, including shares as to which the option would not otherwise be exercisable, in which case each option will be exercisable for 30 days from the date of such determination. The Administrator has the authority to amend or terminate the 1997 Stock Option Plan as long as such action does not adversely affect any outstanding option and provided that stockholder approval shall be required for an amendment to increase the number of shares subject to the 1997 Stock Option Plan, or any change in the designation of the class of persons eligible to be granted options, or an increase in the annual limitation on grants to employees, or any other amendment requiring stockholder approval under the federal securities laws. If not terminated earlier, the 1997 Stock Option Plan will terminate in 2007.

 1997 Employee Stock Purchase Plan

  The Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in October 1997 and will be submitted for approval by the stockholders prior to completion of the offering. A total of 500,000 shares of Common Stock has been reserved for issuance under the Purchase Plan. The Purchase Plan, which is intended to qualify under Section 423 of the Code, generally will be implemented in a series of offering periods of 24 months duration with new offering periods (other than the first offering period) commencing on or about February 1 and August 1 of each year. Each offering period will consist of four consecutive purchase periods of six months duration, with the last day of each period being designated a purchase date. However, the first such offering period is expected to commence on the date of the offering and continue through January 31, 1999, with the first purchase date occurring on July 31, 1998, and subsequent purchase dates to occur every six months thereafter. The Purchase Plan will be administered by the Board of Directors or by a committee appointed by the Board of Directors. Employees (including officers and employee directors) of the Company, or of any majority owned subsidiary designated by the Board of Directors, are eligible to participate if they are employed by the Company or any such subsidiary for at least 20 hours per week and more than 5 months per year. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 15% of an employee's compensation, at a price equal to the lower of 85% of the fair market value of the Company's Common Stock at the beginning of the offering period or the purchase date. If the fair market value of the Common Stock on a purchase date is less than the fair market value at the beginning of the offering period, a new 24-month offering period will automatically begin on the first business day following the purchase date with a new fair market value. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company. In addition, participants may decrease their level of payroll deductions once during an offering period.

  The Purchase Plan provides that in the event of a merger of the Company with or into another corporation or a sale of substantially all of the Company's assets, each right to purchase stock under the plan will be assumed or an equivalent right substituted by the successor corporation unless the Board of Directors shortens the offering period so that employees' rights to purchase stock under the plan are exercised prior to the merger or sale of assets. The Board of Directors has the power to amend or terminate the Purchase Plan as long as such action does not adversely affect any outstanding rights to purchase stock thereunder. If not terminated earlier, the Purchase Plan will have a term of 20 years.

 1997 Directors' Stock Option Plan

  The 1997 Directors' Stock Option Plan (the "Directors' Plan") was adopted by the Board of Directors in October 1997 and will be submitted for approval by the stockholders prior to completion of the offering. A total of 250,000 shares of Common Stock has been reserved for issuance under the Directors' Plan. The Directors' Plan provides for the automatic grant of nonstatutory stock options to nonemployee directors of the Company. The Directors' Plan is designed to work automatically without administration; however, to the extent administration is necessary, it will be performed by the Board of Directors. The Directors' Plan becomes effective on the effectiveness of the registration statement relating to this offering.

  The Directors' Plan provides that each person who first becomes a nonemployee director of the Company after the date of the offering shall be granted a nonstatutory stock option to purchase 20,000 shares of Common Stock (the "First Option") on the date on which the optionee first becomes a nonemployee director of the Company. The First Option will not be granted to individuals serving as nonemployee directors as of the date of the offering. Thereafter, on the date of each annual meeting of the Company's stockholders following which a nonemployee director is serving on the Board of Directors, each nonemployee director (including directors who were not granted a First Option prior to the date of such annual meeting) shall be granted an option to purchase 5,000 shares of Common Stock (a "Subsequent Option") if, on such date, he or she has served on the Company's Board of Directors for at least six months.

  The Directors' Plan sets neither a maximum nor a minimum number of shares for which options may be granted to any one nonemployee director, but does specify the number of shares that may be included in any grant and the method of making a grant. No option granted under the Directors' Plan is transferable by the optionee other than by will or the laws of descent or distribution or pursuant to a qualified domestic relations order, and each option is exercisable, during the lifetime of the optionee, only by such optionee or by a permitted transferee. The Directors' Plan provides that the First Option shall become exercisable in installments cumulatively as to 25% of the total number of shares subject to the First Option on each of the first, second, third and fourth anniversaries of the date of grant of the First Option; each Subsequent Option shall become exercisable in full on the first anniversary of the date of grant of that Subsequent Option. The exercise price of all stock options granted under the Directors' Plan shall be equal to the fair market value of a share of the Company's Common Stock on the date of grant of the option. The fair market value of any option granted concurrently with the initial effectiveness of the Plan shall be the Price to Public set forth in the final prospectus relating to this offering. Options granted under the Directors' Plan have a term of ten years.

  In the event of the dissolution or liquidation of the Company, a sale of all or substantially all of the assets of the Company, the merger of the Company with or into another corporation in which the Company is not the surviving corporation or any other capital reorganization in which more than 50% of the shares of the Company entitled to vote are exchanged, the Company shall give to each nonemployee director either (i) a reasonable time within which to exercise the option, including any part of the option that would not otherwise be exercisable, prior to the effectiveness of any such transaction at the end of which time the Option shall terminate, or (ii) the right to exercise the option, including any part of the option that would not otherwise be exercisable (or receive a substitute option with comparable terms) as to an equivalent number of shares of stock of the corporation succeeding the Company or acquiring its business by reason of any such transaction. The Board of Directors may amend or terminate the Directors' Plan; provided, however, that no such action may adversely affect any outstanding option, and the provisions regarding the grant of options under the plan may be amended only once in any six-month period, other than to comport with changes in the Code or the Employee Retirement Income Security Act of 1974, as amended. If not terminated earlier, the Directors' Plan will have a term of ten years.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Certain stock option grants to directors and executive officers of the Company are described herein under the caption "Management--Executive Compensation."

  Since January 1, 1994, the Company has issued, in private placement transactions (collectively, the "Private Placement Transactions"), shares of Preferred Stock as follows: an aggregate of 1,492,976 shares of Series D Preferred Stock at $4.20 per share in January 1995 and an aggregate of 2,518,675 shares of Series E Preferred Stock at $9.00 per share in June 1996 and September 1997. Each share of Series D and Series E Preferred Stock is convertible into one share of Common Stock. The following table summarizes the shares of Preferred Stock purchased by Named Executive Officers, directors and 5% stockholders of the Company and persons and entities associated with them in the Private Placement Transactions:

                                                             SERIES D  SERIES E
                                                             PREFERRED PREFERRED
   INVESTOR(1)                                                 STOCK     STOCK
   -----------                                               --------- ---------
   America Online, Inc. (Theodore Leonsis) (2).............   595,238    27,333
   General Electric Capital Corporation (2)................        --   555,555
   KLAS, Inc. (2)..........................................   119,047        --
   Kleiner Perkins Caufield & Byers VII (William R. Hearst,
    III and Douglas J. Mackenzie) (2) (3)..................   714,285    27,077
   U S WEST Interactive Services, Inc. (Thomas A. Cullen)
    (2)....................................................        --   922,540
   Thomas W. Cardy (4).....................................        --     1,666
   James J. Hornthal (2) (5)...............................     2,500     6,145
   David E. Lambert........................................        --     1,477
   James E. Noyes..........................................        --       222
   David S. Pottruck.......................................        --    22,222

  ---------------------
  (1) Shares held by affiliated persons and entities have been aggregated. See "Principal Stockholders."
  (2) Holder is a 5% stockholder.
  (3) Includes shares held by KPCB Information Sciences Zaibatsu Fund II and KPCB VII Founders Fund.
  (4) Includes shares held by the Thomas W. Cardy Family Trust.
  (5) Includes shares held by the Hornthal Living Trust.

  In May 1996, the Company issued and sold convertible subordinated notes in the aggregate principal amount of $1,000,000 to certain investors, which investors included certain of the Named Executive Officers, directors and 5% stockholders. The entire principal balances under such notes, together with accrued and unpaid interest, were converted into shares of Series E Preferred Stock in connection with the sale and issuance of Series E Preferred Stock in June 1996. In connection with the issuance of such notes, the Company also issued warrants to purchase an aggregate of 19,076 shares of Common Stock at an exercise price of $2.40 per share. The Company expects that substantially all of such warrants will be exercised upon completion of the offering. The following table summarizes the shares of Preferred Stock purchased by Named Executive Officers, directors and 5% stockholders of the Company and persons and entities associated with them in the Private Placement Transactions:

                                                                       COMMON
                                                                        STOCK
   INVESTOR (1)                                                        WARRANT
   ------------                                                        -------
   America Online, Inc. (Theodore J. Leonsis) (2).....................  4,692
   Kleiner Perkins Caufield & Byers VII (William R. Hearst, III and
    Douglas J. Mackenzie) (2) (3)                                       4,648
   Thomas W. Cardy (4)................................................    381
   James J. Hornthal (2) (5)..........................................    953
   David E. Lambert...................................................    253
   James E. Noyes.....................................................     38

---------------------
(1) Warrants held by affiliated persons and entities have been aggregated. See "Principal Stockholders."
(2) Holder is a 5% stockholder.
(3) Includes warrants held by KPCB Information Sciences Zaibatsu Fund II and KPCB VII Founders Fund.
(4) Includes warrants held by the Thomas W. Cardy Family Trust and Communications Equity Associates, Inc.
(5) Includes warrants held by the Hornthal Living Trust.

  In February 1995, the Company issued and sold convertible subordinated notes in the aggregate principal amount of $750,000 to Kleiner Perkins Caufield & Byers VII and KPCB VII Founders Fund. The outstanding principal amount under such notes will be converted into 340,909 shares of Common Stock upon completion of this offering.

  Since July 1994, the Company has maintained a relationship with AOL pursuant to which the Company developed and launched online travel services through a Preview Travel content area on the AOL network and AOL's Web site (aol.com) (together, the "AOL Online Area") in January 1995. Theodore J. Leonsis currently serves as President and Chief Executive Officer of AOL Studios, an operating division of AOL, and previously served as President of America Online Services Company. In September 1997, the Company entered into an agreement with AOL pursuant to which the Company serves as AOL's primary and preferred provider of travel services on the AOL Online Area. In addition, AOL has agreed to exclusively promote and advertise Preview Travel in online areas controlled by AOL and to deliver a minimum number of annual page views to the online areas promoting the Company. Over the next five years, the Company is obligated to make minimum payments totaling $32 million to AOL, as well as pay a percentage of commissions earned by the Company in excess of certain quarterly thresholds. The Company has also agreed to deliver content through the AOL Online Area and to provide travel services that are competitive in price and performance. The Company and AOL both have the right to sell advertising in the Company's content areas distributed through AOL, subject to the Company's obligation to pay a percentage of advertising revenues above certain threshold amounts to AOL after the second year of the agreement. Under a separate agreement, the Company has agreed to develop and manage a travel-related destination database for AOL in exchange for the right to receive all advertising revenues generated from such database up to a certain threshold, and share in advertising revenues thereafter. The Company's agreements with AOL expire in September 2002, or earlier in the event of a material breach or the Company's failure to deliver satisfactory content to the database or achieve specified annual levels of travel services bookings. Frank J. Caufield, a director of AOL, is a general partner of KPCB VII Associates, the general partner of each of Kleiner Perkins Caufield & Byers VII, KPCB VII Founders Fund and KPCB Information Sciences Zaibatsu Fund II.

  In addition, the Company has issued the following warrants to AOL in connection with this relationship: a warrant to purchase 160,000 shares of Common Stock at an exercise price of $2.20 per share, a warrant to purchase 377,619 shares of Series D Preferred Stock at an exercise price of $4.20 per share, and a warrant to purchase 75,000 shares of Series E Preferred Stock at an exercise price of $9.00 per share. Each share of Series D and Series E Preferred Stock is convertible into one share of Common Stock. In connection with the Company's strategic agreement with AOL, the Company and AOL agreed to amend the terms of AOL's warrant for Series D Preferred Stock to accelerate the exercisability of such warrant and to provide that the warrant would expire upon the occurrence of certain events, including the completion of this offering. The Company anticipates that the warrants to purchase Common Stock, Series D Preferred Stock and Series E Preferred Stock will be exercised by AOL upon completion of this offering.

  Until February 1997, the Company retained travel-related fulfillment and consulting services from The Trase Miller Group ("Trase Miller"). Mr. Noyes, a member of the Company's Board of Directors, served as the President of Trase Miller from 1989 to June 1996. Total amounts paid to Trase Miller in connection with such services were approximately $558,000 in 1996 and $84,000 in 1997.

  In August 1997, the Company entered into an agreement with Excite, pursuant to which Excite has agreed to use Preview Travel as the exclusive provider of travel reservation services for Excite's Travel Channel (City.Net) in the U.S. and the WebCrawler Travel Channel, and to deliver a minimum number of annual page views to the Excite Travel Channel. The Company is obligated to make minimum payments to Excite totaling $24 million over five years, as well as to pay a percentage of commissions earned by the Company in excess of certain thresholds. In addition, the agreement provides for the sharing of revenues from advertising on co-branded areas of the Excite Travel Channel and, under certain circumstances, requires the Company to pay a portion of commissions derived from such co-branded areas. Vinod Khosla, a director of Excite, is a limited partner of KPCB VII Associates, the general partner of each of Kleiner Perkins Caufield & Byers VII, KPCB VII Founders Fund and KPCB Information Sciences Zaibatsu Fund II (the "KPCB Funds"). In addition, the KPCB Funds and AOL are principal stockholders of Excite.

  In September 1997, the Company entered into an agreement with NBC Interactive, an affiliate of The National Broadcasting Company ("NBC"), pursuant to which Preview Travel will be the primary travel site on the NBC Interactive Neighborhood. In addition, the Company has issued to an affiliate of NBC Interactive a warrant to purchase 94,500 shares of Series E Preferred Stock at a purchase price of $9.00 per share. Each share of Series E Preferred Stock is convertible into one share of Common Stock. The Company expects that such warrant will be exercised upon completion of this offering. NBC is an affiliate of General Electric Capital Corporation. See "Business--Strategic Relationships."

  The Company's Restated Certificate of Incorporation filed in connection with the reincorporation of the Company in Delaware provides that the holders of the Company's Series E Preferred Stock, voting as a separate class, have the right to elect one member of the Company's Board of Directors. Pursuant to its terms, this provision will expire upon the closing of this offering. In addition, in September 1997 the Company and certain stockholders entered into a voting agreement pursuant to which such stockholders have agreed to vote their shares in any election so as to elect one designee of U S WEST Interactive Services, Inc. to the Board of Directors. Pursuant to its terms, such agreement will automatically terminate upon the completion of this offering. In addition, Messrs. Hearst, Leonsis and Mackenzie were elected to the Board of Directors pursuant to a voting agreement dated as of January 31, 1995, by and among the Company and certain principal stockholders of the Company. Such voting agreement will terminate upon completion of this offering.

  The Company has entered into indemnification agreements with each of its officers and directors containing provisions which may require the Company, among other things, to indemnify its officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of September 30, 1997, and as adjusted to reflect the sale of Common Stock offered hereby, as to (i) each person (or group of affiliated persons) known by the Company to own beneficially more than 5% of the Company's outstanding Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers, and
(iv) all directors and executive officers of the Company as a group.

                                                                    PERCENT
                                                                 BENEFICIALLY
                                                                   OWNED(1)
                                                               -----------------
                                                     NUMBER OF  BEFORE   AFTER
                 NAME AND ADDRESS                    SHARES(1) OFFERING OFFERING
                 ----------------                    --------- -------- --------
America Online, Inc. (2)...........................  1,317,982   15.4%    11.9%
 8619 Westwood Center Drive
 Vienna, Virginia 22182-2285
Entities affiliated with Kleiner Perkins Caufield &
 Byers (3).........................................  1,251,419   15.1     11.6
 2750 Sand Hill Road
 Menlo Park, CA 94025
U S WEST Interactive Services, Inc.................    932,540   11.7      8.9
 9000 East Nichols Avenue, Suite 100
 Englewood, CO 80112
General Electric Capital Corporation (4)...........    650,055    8.7      6.2
 60 Long Ridge Road
 Stamford, CT 06927
KLAS, Inc..........................................    635,457    8.0      6.1
 3228 Channel 8 Drive
 Las Vegas, NV 89114
Kenneth J. Orton (5)...............................    118,611    1.5      1.1
James J. Hornthal (6)..............................  1,075,000   13.2     10.1
David E. Lambert (7)...............................     49,854      *        *
Barrie Seidenberg (8)..............................     19,530      *        *
Roy F. Walkenhorst (9).............................     81,349      *        *
John M. Petrone (10)...............................     26,458      *        *
Thomas W. Cardy (11)...............................    207,047    2.6      2.0
Thomas A. Cullen (12)..............................    932,540   11.7      8.9
William R. Hearst, III (3).........................  1,251,419   15.1     11.6
Theodore J. Leonsis (2)............................  1,317,982   15.4     11.9
Douglas J. Mackenzie (3)...........................  1,251,419   15.1     11.6
James E. Noyes (13)................................     45,974      *        *
David S. Pottruck..................................     22,222      *        *
All directors and executive officers as a group (15
 persons) (14).....................................  5,147,985   55.1     43.5

---------------------
  * Less than 1%.

 (1) Applicable percentage of beneficial ownership is based on 7,963,645 shares of Common Stock outstanding as of September 30, 1997, together with applicable options and warrants for such stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of September 30, 1997. Such shares issuable pursuant to such options are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed outstanding for the purposes of computing the percentage ownership of each other person. To the Company's knowledge, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as owned by them, subject to community property laws where applicable and except as indicated in the other footnotes to this table. Unless otherwise indicated, the address of each of the individuals named above is: c/o Preview Travel, Inc., 747 Front Street, San Francisco, California 94111.
 (2) Includes 617,311 shares issuable upon exercise of warrants held by America Online, Inc. ("AOL"), all of which are expected to be exercised by AOL upon completion of the offering. Also includes 78,100 shares held by Theodore J. Leonsis, a director of the Company. Mr. Leonsis is President and Chief Executive Officer of AOL Studios, an operating division of AOL. Mr. Leonsis disclaims beneficial ownership of the shares held by AOL, except to the extent of his pecuniary interest therein.
 (3) Includes 820,708 shares, 84,477 shares and 677 shares held by Kleiner Perkins Caufield & Byers VII, KPCB VII Founders Fund and KPCB Information Sciences Zaibatsu Fund II, respectively. Also includes 4,086 shares, 446 shares and 116 shares issuable upon exercise of warrants held by Kleiner Perkins Caufield & Byers VII, KPCB VII Founders Fund and KPCB Information Sciences Zaibatsu Fund II, respectively, all of which are expected to be exercised upon completion of the offering. Also includes 306,818 shares and 34,091 shares issuable upon conversion of convertible subordinated notes held by Kleiner Perkins Caufield & Byers VII and KPCB VII Founders Fund, respectively. Both of such notes are expected to be converted into shares of Common Stock upon completion of the offering. William R.
     Hearst, III and Douglas J. Mackenzie, both directors of the Company, are limited partners of KPCB VII Associates, the general partner of each of Kleiner Perkins Caufield & Byers VII, KPCB VII Founders Fund and KPCB Information Sciences Zaibatsu Fund II. Each of Messrs. Hearst and
     Mackenzie disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
 (4) Includes 94,500 shares issuable upon exercise of a warrant held by an affiliate of NBC Interactive, an affiliate of General Electric Capital Corporation.
 (5) Includes 118,611 shares issuable upon exercise of outstanding options exercisable within 60 days of September 30, 1997.
 (6) Includes 190,000 shares issuable upon exercise of outstanding options exercisable within 60 days of September 30, 1997. A portion of the shares issuable upon exercise of such stock options is subject to repurchase by the Company at the original exercise price in the event of termination of employment, which repurchase right lapses over time. Also includes
     793,758 shares held by Hornthal Living Trust and an aggregate of 68,384 shares held in trusts of which Mr. Hornthal is a trustee and has voting power.
 (7) Includes 48,124 shares issuable upon exercise of outstanding options exercisable within 60 days of September 30, 1997.
 (8) Includes 19,530 shares issuable upon exercise of outstanding options exercisable within 60 days of September 30, 1997.
 (9) Includes 8,849 shares issuable upon exercise of outstanding options exercisable within 60 days of September 30, 1997.
(10) Includes 26,458 shares issuable upon exercise of outstanding options exercisable within 60 days of September 30, 1997.
(11) Includes 2,500 shares held by Eugenia C. Cardy, 11,666 shares held by Thomas W. Cardy Family Trust and 381 shares issuable upon a warrant held by Thomas W. Cardy Family Trust, which warrant is expected to be exercised upon completion of the offering. Also includes 172,500 shares held by CEA Preview Investors Ltd. Mr. Cardy is a limited partner of CEA Preview Investors Ltd. and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(12) Includes 932,540 shares held by U S WEST Interactive Services, Inc., of which Mr. Cullen is President. Mr. Cullen disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(13) Includes 38 shares issuable upon exercise of a warrant, which warrant is expected to be exercised upon completion of the offering.
(14) Includes 411,572 shares issuable upon exercise of stock options exercisable within 60 days of September 30, 1997. A portion of the shares issued or issuable upon exercise of such stock options is subject to repurchase by the Company at the original exercise price in the event of termination of employment, which repurchase right lapses over time. Also includes 622,378 shares and 340,909 shares issuable upon exercise of warrants and conversion of convertible subordinated notes, respectively. Such warrants and notes are expected to be exercised or converted upon completion of the offering.

                         DESCRIPTION OF CAPITAL STOCK

  Following the closing of the sale of the shares offered hereby, the authorized capital stock of the Company will consist of 50,000,000 shares of Common Stock, $0.001 par value, and 5,000,000 shares of Preferred Stock, $0.001 par value.

COMMON STOCK

  As of September 30, 1997, there were 7,963,645 shares of Common Stock outstanding that were held of record by approximately 175 stockholders after giving effect to the conversion of the Company's Preferred Stock into Common Stock at a one-to-one ratio and assuming no exercise or conversion of outstanding convertible securities after September 30, 1997. There will be 10,463,645 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option and no exercise or conversion of outstanding options, warrants or convertible subordinated notes after September 30, 1997) after giving effect to the sale of the shares of Common Stock offered hereby. In addition, upon completion of the offering, the Company expects that warrants to purchase an aggregate of 849,811 shares of Common Stock at a weighted average exercise price of $4.61 per share will be exercised and that convertible subordinated notes in the aggregate principal amount of $750,000 will be converted into an aggregate of 340,909 shares of Common Stock. See "--Warrants, Convertible Subordinated Notes and Other Rights."

  The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

PREFERRED STOCK

  Effective upon the closing of the offering, the Company will be authorized to issue 5,000,000 shares of undesignated Preferred Stock. The Board of Directors will have the authority to issue the undesignated Preferred Stock in one or more series and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of undesignated Preferred Stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. At present, the Company has no plans to issue any shares of Preferred Stock.

REGISTRATION RIGHTS OF CERTAIN HOLDERS

  The holders of 7,895,263 shares of Common Stock (the "Registrable Securities"), including 881,480 shares issuable upon exercise of warrants and 340,909 shares issuable upon conversion of convertible subordinated notes, or their transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of an agreement between the Company and the holders of Registrable Securities. Subject to certain limitations in the agreement, the holders of the Registrable Securities may require, on two occasions at any time after four months from the effective date of the offering, that the Company use its best efforts to register the Registrable Securities for public resale, provided that the proposed aggregate offering price is at least $5,000,000. If the Company registers any of its Common Stock either for its own account or for the account of other security holders, the holders of Registrable Securities are entitled to include their shares of Common Stock in the registration. A holder's right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the offering. All fees, costs and expenses of such registrations must be borne by the Company and all selling expenses (including underwriting discounts, selling commissions and stock transfer taxes) relating to Registrable Securities must be borne by the holders of the securities being registered.

ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW

  The Company is subject to the provisions of Section 203 of the Delaware Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's outstanding voting stock. This provision may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. In addition, upon completion of the offering, certain provisions of the Company's charter documents, including a provision eliminating the ability of stockholders to take actions by written consent, may have the effect of delaying or preventing changes in control or management of the Company, which could have an adverse effect on the market price of the Company's Common Stock. The Company's stock option and purchase plans generally provide for assumption of such plans or substitution of an equivalent option of a successor corporation or, alternatively, at the discretion of the Board of Directors, exercise of some or all of the options stock, including non-vested shares, or acceleration of vesting of shares issued pursuant to stock grants, upon a change of control or similar event. The Board of Directors has authority to issue up to 5,000,000 shares of Preferred Stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance of such Preferred Stock could have a material adverse effect on the market value of the Common Stock. The Company has no present plan to issue shares of Preferred Stock.

WARRANTS, CONVERTIBLE SUBORDINATED NOTES AND OTHER RIGHTS

  As of September 30, 1997, warrants were outstanding to purchase an aggregate of 881,477 shares of Common Stock at a weighted average exercise price of $4.66 per share. Of such warrants, warrants to purchase an aggregate of 849,811 shares of Common Stock at a weighted average exercise price of $4.61 per share are expected to be exercised upon the completion of the offering. Such warrants also may be exercised on a net issuance basis, which would result in no cash proceeds to the Company. Such warrants, if not exercised prior to or upon the completion of the offering, will expire upon completion of the offering. In addition, as of September 30, 1997, convertible subordinated notes were outstanding in the aggregate principal amount of $750,000. Such notes will be converted into an aggregate of 340,909 shares of Common Stock upon completion of the offering, resulting in no cash proceeds to the Company.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Company's Common Stock is U. S. Stock Transfer Corporation.

LISTING

  The Common Stock has been approved for quotation on the Nasdaq National Market under the trading symbol "PTVL."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the offering, the Company will have outstanding 10,463,645 shares of Common Stock, assuming no exercise of outstanding warrants, no conversion of outstanding convertible subordinated debentures and no exercise of options after September 30, 1997. Of these shares, the shares sold in the offering will be freely tradeable without restriction or further registration under the Securities Act unless purchased by "affiliates" of the Company as that term is defined in Rule 144 of the Securities Act.

  The remaining 7,963,645 shares outstanding upon completion of the offering will be "restricted securities" as that term is defined under Rule 144 (the "Restricted Shares") and may not be sold publicly unless they are registered under the Securities Act or are sold pursuant to Rule 144 or another exemption from registration. All directors and executive officers and certain other stockholders of the Company, holding in the aggregate 7,844,070 of the shares of Common Stock outstanding prior to the offering, have agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus (the "Lockup Period") without the prior written consent of Hambrecht & Quist LLC. See "Underwriting." The number of shares of Common Stock available for sale in the public market is further limited by restrictions under the Securities Act.

  Because of the restrictions noted above, on the date of this Prospectus and until 180 days after the effective date of the offering (assuming no release of the Lockup Period by the Company or by Hambrecht & Quist LLC), no shares other than the 2,500,000 shares offered hereby and 44,943 currently outstanding shares will be eligible for sale in the public market. Beginning 90 days after the date of this Prospectus, approximately 74,593 additional shares may be resold in the public market. Beginning 180 days after the date of this Prospectus, upon expiration of the Lockup Period, approximately 1,145,524 additional shares will be eligible for sale without restriction under Rule 144(k) under the Securities Act, and approximately 6,331,286 Restricted Shares (as well as an additional 1,157,914 shares of Common Stock issuable upon exercise of currently outstanding options) will be eligible for sale in the public market, subject in some cases to certain volume limitations. The remaining 492,260 shares held by stockholders will become eligible for sale at various times over a period of less than one year, subject on some cases to volume and manner of sale limitations.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year, including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the number of shares of Common Stock then outstanding or the average weekly trading volume of the Common Stock as reported through the Nasdaq National Market during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned for at least two years the shares proposed to be sold, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

  In general, Rule 701 permits resales of shares issued pursuant to certain compensatory benefit plans and contracts commencing 90 days after the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirements, contained in Rule 144. In addition, the Company intends to file a registration statement on Form S-8 under the Securities Act approximately 30 days after the date of this Prospectus to register approximately 2,362,155 shares of Common Stock reserved for issuance under the Company's 1997 Employee Stock Purchase Plan, 1997 Directors' Stock Option Plan and 1988 and 1997 Stock Option Plans and 1,157,914 shares subject to outstanding options granted under the 1988 Stock Option Plan. Such registration will permit the resale of shares so registered by non-affiliates in the public market without restriction under the Securities Act.

  Prior to the offering, there has been no public market for securities of the Company. No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock of the Company in the public market after the lapse of the restrictions described below could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future at a time and price which it deems appropriate. In addition, after the offering, the holders of 7,895,263 shares of Common Stock (the "Registrable Securities"), including 881,480 shares issuable upon exercise of warrants and 340,909 shares issuable upon conversion of convertible subordinated notes, will be entitled to certain demand and piggyback rights with respect to registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effectiveness of such registration. See "Description of Capital Stock--Registration Rights of Certain Holders." If such holders, by exercising their demand registration rights, cause a larger number of securities to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Company's Common Stock. If the Company were to include in a Company initiated registration any Registrable Securities pursuant to the exercise of piggyback registration rights, such sales may have an adverse effect on the Company's ability to raise needed capital.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, through their representatives, Hambrecht & Quist LLC and NationsBanc Montgomery Securities, Inc., have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock:

                                                                       NUMBER OF
   UNDERWRITER                                                          SHARES
   -----------                                                         ---------
   Hambrecht & Quist LLC..............................................
   NationsBanc Montgomery Securities, Inc.............................
                                                                       ---------
   Total.............................................................. 2,500,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company, its counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

  The Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $       per share. The Underwriters may allow and such dealers may
reallow a concession not in excess of $      per share to certain other
dealers. After the offering, the offering price and other selling terms may be changed by the Representatives. The Representatives have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

  The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 375,000 additional shares of Common Stock at the offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell such shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

  The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

  The officers and directors who are stockholders of the Company and certain of the other stockholders of the Company, who will own in the aggregate 7,844,070 shares of Common Stock after the offering, have agreed, subject to certain exceptions, that they will not, without the prior written consent of Hambrecht &

Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock owned by them during the 180-day period following the date of this Prospectus. The Company has agreed that it will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock during the 180-day period following the date of this Prospectus, except that the Company may issue shares upon the exercise of options granted prior to the date hereof, and may grant additional options under its Plans, provided that, without the prior written consent of Hambrecht & Quist LLC, such additional options shall not be exercisable during such period.

  Prior to the offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiations between the Company and the Representatives. Among the factors to be considered in determining the initial public offering price are prevailing market and economic conditions, revenues and earnings of the Company, market valuations of other companies engaged in activities similar to the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, the Company's management and other factors deemed relevant. The estimated initial public offering price set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

  Certain persons participating in this offering may overallot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq Stock Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by its counsel, Venture Law Group, A Professional Corporation, 2800 Sand Hill Road, Menlo Park, California 94025. Mark A. Medearis, a director of Venture Law Group, is the Assistant Secretary of the Company. Mr. Medearis beneficially owns an aggregate of 904 shares of Common Stock, and certain attorneys employed by Venture Law Group beneficially own an aggregate of 1,905 shares of Common Stock. Certain legal matters will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304. Certain members of Wilson Sonsini Goodrich & Rosati beneficially own an aggregate of 6,073 shares of Common Stock.

                                    EXPERTS

  The consolidated balance sheets as of December 31, 1995 and 1996 and September 30, 1997 and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996, and the nine months ended September 30, 1997, included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement, of which this Prospectus constitutes a part, under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of any documents are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. Copies of the Registration Statement, including exhibits and schedules filed therewith, may be inspected and copied at the Commission's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as the Regional Offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; 7 World Trade Center, Suite 1300, New York, New York 10048; and 5670 Wilshire Boulevard, Los Angeles, California 90036. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549, upon payment of the fees prescribed by the Commission. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with the Commission. The Company has filed the Registration Statement, including the exhibits and schedules thereto, electronically with the Commission via the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. The Company intends to distribute to its stockholders annual reports containing audited financial statements and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                              PREVIEW TRAVEL, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants........................................... F-2
Consolidated Balance Sheets................................................. F-3
Consolidated Statements of Operations....................................... F-4
Consolidated Statements of Shareholders' Equity............................. F-5
Consolidated Statements of Cash Flows....................................... F-6
Notes to Consolidated Financial Statements.................................. F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
 Shareholders of Preview Travel,
 Inc.:

We have audited the accompanying consolidated balance sheets of Preview Travel, Inc. and Subsidiaries (the Company) as of December 31, 1995 and 1996 and September 30, 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996 and the nine months ended September 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Preview Travel, Inc. and Subsidiaries as of December 31, 1995 and 1996 and September 30, 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 and the nine months ended September 30, 1997 in conformity with generally accepted accounting principles.


Coopers & Lybrand L.L.P.

San Francisco, California
October 27, 1997, except for
Note 15 for which the date
is

---------------------
The foregoing report is in the form that will be signed upon the completion of the reincorporation of the Company in Delaware and the related exchange of common and preferred shares as described in Note 15 to the Consolidated Financial Statements.

San Francisco, California
October 29, 1997

                     PREVIEW TRAVEL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                   PRO FORMA
                                 DECEMBER 31,                    SEPTEMBER 30,
                               ------------------  SEPTEMBER 30,     1997
                                 1995      1996        1997        (NOTE 15)
                               --------  --------  ------------- -------------
                                                                  (UNAUDITED)

                                     ASSETS

Cash and cash equivalents..... $  1,064  $  6,016    $ 13,640
Accounts receivable, net......      928     1,259       1,537
Travel inventory..............      602        --          --
Prepaid production costs and
 other assets.................      877       212         428
                               --------  --------    --------
      Total current assets....    3,471     7,487      15,605
Film library, net of
 accumulated amortization of
 $2,496, $4,823, and $4,982,
 respectively.................    3,756     2,967       2,538
Property and equipment, net...    1,839     2,100       2,726
Other assets..................       --        --          52
                               --------  --------    --------
      Total assets............ $  9,066  $ 12,554    $ 20,922
                               ========  ========    ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable..............      832       938         388
Accrued liabilities...........    1,171     1,951       2,852
Deferred revenues.............      820       598         336
Convertible notes payable.....      750       750         750
Current portion of notes
 payable and line of credit...    2,754     2,136         136
Current portion of capital
 lease obligations............      605       722         943
Current portion of deferred
 compensation.................       --        --         142
                               --------  --------    --------
      Total current
       liabilities............    6,932     7,095       5,547
Capital lease obligations,
 less current portion.........      478       776       1,097
Notes payables, long term.....      407       272         169
Deferred compensation.........       --        --         428
                               --------  --------    --------
      Total liabilities.......    7,817     8,143       7,241
                               --------  --------    --------
Commitments (Notes 5 and 15).
Shareholders' equity:
 Series A through E
Convertible Preferred Stock;
   $0.001 par value:
   Authorized: 3,984,536
   shares in 1995, 6,134,563
   shares in 1996 and at
   September 30, 1997 and
   5,000,000 shares pro forma;
   Issued and outstanding:
   3,366,797 shares in 1995,
   4,322,666 shares in 1996
   and 6,033,687 at September
   30, 1997 and no pro forma
   shares (unaudited).........        4         5           6
  (Liquidation preference:
   $33,772,548)
 Common stock, $0.001 par
 value:
  Authorized: 7,300,000 shares
  in 1995 and 10,000,000
  shares in 1996 and at
  September 30, 1997 and
  50,000,000 shares pro forma;
  Issued and outstanding:
  1,564,380 shares in 1995,
  1,701,731 shares in 1996,
  1,929,958 shares at
  September 30, 1997, and
  7,963,645 shares pro forma
  (unaudited).................        1         2           2             8
Additional paid-in capital....   10,991    19,796      34,962        34,962
Other shareholders' equity....      276       223         (95)          (95)
Accumulated deficit...........  (10,023)  (15,615)    (21,194)      (21,194)
                               --------  --------    --------      --------
      Total shareholders'
       equity.................    1,249     4,411      13,681        13,681
                               --------  --------    --------      --------
  Total liabilities and
   shareholders' equity....... $  9,066  $ 12,554    $ 20,922
                               ========  ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                     PREVIEW TRAVEL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                         FOR THE            FOR THE NINE MONTHS
                                 YEAR ENDED DECEMBER 31,    ENDED SEPTEMBER 30,
                                 -------------------------  -------------------
                                  1994     1995     1996       1996      1997
                                 -------  -------  -------  ----------- -------
                                                            (UNAUDITED)
Revenues:
 Online........................  $    --  $   579  $ 2,573    $ 1,336   $ 4,226
 Television....................    9,598    9,564    9,801      8,070     5,901
                                 -------  -------  -------    -------   -------
  Total revenues...............    9,598   10,143   12,374      9,406    10,127
Costs of revenues:
 Online........................       --    1,078    2,308      1,459     2,672
 Television....................    9,103    8,393    7,000      5,200     4,339
                                 -------  -------  -------    -------   -------
Total cost of revenues.........    9,103    9,471    9,308      6,659     7,011
  Gross profit.................      495      672    3,066      2,747     3,116
Operating expenses:
 Marketing and sales...........    2,759    2,687    4,373      2,874     4,540
 Research and development......       --      626    1,314        894     1,202
 General and administrative....    1,162    2,026    2,880      1,966     2,954
 Loss on cancelled programming
  (Note 11)....................    2,166       --       --         --        --
                                 -------  -------  -------    -------   -------
Total operating expenses.......    6,087    5,339    8,567      5,734     8,696
  Loss from operations.........   (5,592)  (4,667)  (5,501)    (2,987)   (5,580)
Interest income (expense), net.     (246)    (264)     (89)      (120)        3
                                 -------  -------  -------    -------   -------
  Loss before income taxes.....   (5,838)  (4,931)  (5,590)    (3,107)   (5,577)
Income tax benefit (expense)...      420       (2)      (2)        (1)       (2)
                                 -------  -------  -------    -------   -------
Net loss.......................  $(5,418) $(4,933) $(5,592)   $(3,108)  $(5,579)
                                 =======  =======  =======    =======   =======
Net loss per share.............  $ (1.82) $ (1.61) $ (1.60)   $ (0.90)  $ (1.56)
                                 =======  =======  =======    =======   =======
Weighted average shares
 outstanding used in per share
 calculation...................    2,997    3,085    3,488      3,468     3,581
                                 =======  =======  =======    =======   =======
Net loss per share, pro forma
 (Note 1)......................                    $ (0.65)             $ (0.60)
                                                   =======              =======
Weighted average shares
 outstanding used in pro forma
 per share calculation.........                      8,592                9,242
                                                   =======              =======
SUPPLEMENTAL INFORMATION
 (UNAUDITED) (NOTE 1)
Gross bookings.................  $    --  $ 2,043  $20,263    $ 9,530   $54,007
                                 =======  =======  =======    =======   =======

  The accompanying notes are an integral part of these consolidated financial statements.

                     PREVIEW TRAVEL, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                   RETAINED
                           CONVERTIBLE                                             EARNINGS      TOTAL
                         PREFERRED STOCK    COMMON STOCK  ADDITIONAL     OTHER     (ACCUMU-  SHAREHOLDERS'
                         -----------------  -------------  PAID-IN   SHAREHOLDERS'  LATED       EQUITY
                         SHARES    AMOUNT   SHARES AMOUNT  CAPITAL      EQUITY     DEFICIT)    (DEFICIT)
                         --------  -------  ------ ------ ---------- ------------- --------  -------------
Balance, December 31,
1993....................    1,874   $    2  1,100   $ 1    $ 4,075       $(74)     $    328     $ 4,331
 Issuance of common
 stock..................                       97               66                                   66
 Issuance of warrants...                                                    4                         4
 Interest on notes
 receivable.............                                                  (11)                      (11)
 Net loss...............                                                             (5,418)     (5,418)
                         --------   ------  -----   ---    -------       ----      --------     -------
Balance, December 31,
1994....................    1,874        2  1,197     1      4,141        (81)       (5,090)     (1,027)
 Issuance of common
 stock..................                      367              692                                  692
 Repayment of note......                                                   77                        77
 Issuance of Series D
 preferred stock........    1,492        2                   6,158                                6,160
 Issuance of common
 stock warrants.........                                                    1                         1
 Issuance of Series D
 preferred stock
 warrants...............                                                  279                       279
 Net loss...............                                                             (4,933)     (4,933)
                         --------   ------  -----   ---    -------       ----      --------     -------
Balance, December 31,
1995....................    3,366        4  1,564     1     10,991        276       (10,023)      1,249
 Issuance of common
 stock..................                      138     1        244       (234)                       11
 Repayment of note......                                                    8                         8
 Issuance of Series E
 preferred stock........      956        1                   8,561                                8,562
 Issuance of common
 stock warrants.........                                                   11                        11
 Issuance of Series E
 preferred stock
 warrants...............                                                  162                       162
 Net loss...............                                                             (5,592)     (5,592)
                         --------   ------  -----   ---    -------       ----      --------     -------
Balance, December 31,
1996....................    4,322        5  1,702     2     19,796        223       (15,615)      4,411
 Issuance of common
 stock..................                      228              758                                  758
 Exercise of Series C
 preferred stock
 warrants ..............      149                              406         (4)                      402
 Issuance of Series E
 preferred stock........    1,563        1                  14,002                               14,003
 Issuance of warrants...                                                  118                       118
 Unearned compensation
 in connection with
 issuance of stock
 options................                                                 (536)                     (536)
 Repayment of note......                                                  207                       207
 Issuance of notes
 receivable.............                                                 (103)                     (103)
 Net loss...............                                                             (5,579)     (5,579)
                         --------   ------  -----   ---    -------       ----      --------     -------
Balance, September 30,
1997....................    6,034   $    6  1,930   $ 2    $34,962       $(95)     $(21,194)    $13,681
                         ========   ======  =====   ===    =======       ====      ========     =======

  The accompanying notes are an integral part of these financial statements.

                     PREVIEW TRAVEL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                  FOR THE YEARS ENDED      FOR THE NINE MONTHS
                                     DECEMBER 31,          ENDED SEPTEMBER 30,
                                -------------------------  -------------------
                                 1994     1995     1996       1996      1997
                                -------  -------  -------  ----------- -------
                                                           (UNAUDITED)
Cash flows from operating
 activities:
 Net loss...................... $(5,418) $(4,933) $(5,592)   $(3,108)  $(5,579)
 Adjustments to reconcile net
  loss to net cash provided by
  (used in) operating
  activities:
  Depreciation.................     602      671      828        623       697
  Amortization of film
   library.....................   2,539    1,724    1,527      1,136       959
  Loss on disposal of fixed
   assets......................      --       --      188         --        --
  Unearned compensation........      --       --       --         --        34
  Charges related to issuance
   of warrants.................      --       --      172        172       130
  Loss on cancelled
   programming.................   2,166       --       --         --        --
  Changes in assets and
   liabilities:
   Accounts receivable.........   1,208      486     (330)      (560)     (278)
   Travel inventory............    (159)     191      602        288        --
   Prepaid production and other
    assets.....................     199      215      664        390      (268)
   Accounts payable and accrued
    liabilities................   1,196   (1,090)     886       (289)      351
   Deferred income taxes.......    (422)      --       --         --        --
   Deferred revenue............     203      457     (222)      (407)     (262)
                                -------  -------  -------    -------   -------
    Net cash provided by (used
     in) operating activities..   2,114   (2,279)  (1,277)    (1,926)   (1,363)
                                -------  -------  -------    -------   -------
Cash flows from investing
 activities:
 Acquisition of equipment......     (71)    (841)    (239)      (177)     (261)
 Additions to film library.....  (2,389)  (1,072)    (738)      (514)     (530)
                                -------  -------  -------    -------   -------
    Net cash used in investing
     activities................  (2,460)  (1,913)    (977)      (691)     (791)
                                -------  -------  -------    -------   -------
Cash flows from financing
 activities:
 Proceeds from borrowings on
  long-term debt...............     733    1,318      100        100     1,350
 Payment of long-term debt.....    (557)  (2,700)    (718)      (618)   (3,450)
 Proceeds from equipment note..      --      543       --         --        --
 Payments on equipment note....      --       --     (135)      (102)     (103)
 Payments on obligations under
  capital leases...............    (523)    (596)    (623)      (471)     (521)
 Proceeds from repayment of
  shareholder notes............      --       77        8         --       207
 Proceeds from issuance of
  convertible bridge loans ....      --       --    1,000      1,000        --
 Proceeds from issuance of
  common stock.................      66       37       11         11       112
 Proceeds from issuance of
  preferred stock..............      --    6,160    7,562      7,562    14,487
 Proceeds from stock warrant
  exercises....................      --      279        1         --       449
                                -------  -------  -------    -------   -------
    Net cash provided by (used
     in) financing activities..    (281)   5,118    7,206      7,482    12,631
                                -------  -------  -------    -------   -------
     Net increase (decrease) in
      cash.....................    (627)     926    4,952      5,608     7,624
Cash and cash equivalents,
 beginning of year.............     765      138    1,064      1,065     6,016
                                -------  -------  -------    -------   -------
Cash and cash equivalents, end
 of the year................... $   138  $ 1,064  $ 6,016    $ 6,674   $13,640
                                =======  =======  =======    =======   =======

  The accompanying notes are an integral part of these consolidated financial statements.

                     PREVIEW TRAVEL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. COMPANY BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Preview Travel, Inc. ("Preview Travel" or the "Company") is a leading provider of branded online travel services for leisure and small business travelers. The Company operates its own Web sites (www.previewtravel.com, www.reservations.com and www.vacations.com), the travel service on America Online, Inc. ("AOL") (AOL keyword: previewtravel) and a co-branded travel Web site with Excite, Inc. ("Excite") (City.Net). Through its News Travel Network, Inc. ("NTN"), Preview Travel produces entertainment programming for broadcast and cable television and the in-flight markets.

 Use of Estimates:

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

 Principles of Consolidation:

  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Preview Travel Online, Inc. and News Travel Network, Inc. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

 Revenue Recognition:

  Online Revenues:

  Commission revenues for air travel, hotel rooms, car rentals and travel packages, net of allowances for cancellations, are recognized upon confirmation of the reservation. Overrides are recognized on a cash basis which reflects the performance in the prior monthly or quarterly period.

  Television Revenues:

  Program license revenues are recognized when all of the following conditions are met: 1) the license period begins, 2) the license fee and the production costs are known, and 3) the program has been accepted by the licensee and is available for telecast.

  Advertising Revenues:

  Advertising revenues are recognized when all the terms of the advertising agreement are met and advertising is shown on various media as designated by the agreement.

 Computation of Historical Net Loss Per Share and Pro Forma Net Loss Per
Share:

  Net loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares, comprising the incremental common shares issuable upon the exercise of stock options and warrants and upon conversion of convertible preferred stock, except as provided below, have not been included as such shares are anti-dilutive.

  The Company has computed common and common equivalent shares in determining the number of shares used in calculating net loss per share for all periods presented pursuant to the Securities and Exchange

                     PREVIEW TRAVEL, INC. AND SUBSIDIARIES

Commission Staff Accounting Bulletin (SAB) No. 83. SAB 83 requires the Company to include all common shares and all common share equivalents issued during the twelve month period preceding the filing date of an initial public offering in its calculation of the number of shares used to determine net loss per share as if the shares had been outstanding for all periods presented.

  Pro forma net loss per share for the year ended December 31, 1996 and the nine months ended September 30, 1997 assumes the common shares issuable upon conversion of the outstanding convertible preferred stock and certain warrants had been outstanding during such period.

 Cash and Cash Equivalents:

  Cash equivalents consist of short-term investments with original maturities of 90 days or less and are recorded at cost, which approximates fair value.

 Travel Inventory:

  Travel inventory consists of barter credits earned as compensation for the Company's television program production services rendered and advertising time provided. Travel inventory includes airline tickets, hotel accommodations, rental cars, and other travel-related products. Barter credits are recorded based on various percentages of wholesale rates and do not exceed estimated realizable value. During the year ended December 31, 1996, the Company greatly reduced its acquisition of travel inventory and wrote off the remaining balance of unused travel inventory.

 Film Library and Prepaid Production Costs:

  Direct costs of producing travel programs and travel film are capitalized. These costs are amortized on the basis of management's estimate of the program's or film's useful life in generating future revenue. Such estimates are revised periodically, and adjustments, if any, are recorded. Based on the Company's past experience and estimates for future projects, such costs are currently being amortized over a period of three to five years. Expenditures relating to custom travel programs which have a limited useful life are charged to expense in the same period as revenues are recognized. It is reasonably possible that these estimates of anticipated gross revenues, remaining economic life, or both, could be reduced.

 Property and Equipment:

  Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, typically five years. Any gains or losses on the disposal of property and equipment are recorded in the year of disposition.

 Long-lived Assets:

  The Company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121). SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. No such impairments have been identified to date.

 Income Taxes:

  Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS 109) which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

                     PREVIEW TRAVEL, INC. AND SUBSIDIARIES

 Deferred Revenues:

  Deferred revenues primarily represents prepayments by vendors for television or film advertising.

 Supplemental Information (unaudited):

  Gross bookings represent the total purchase price of all travel services booked through the Company's online sites. This information does not affect the Company's operating results. Gross bookings are not required by generally accepted accounting principles ("GAAP"), are not included in revenues, and should not be considered in isolation or as a substitute for other information prepared in accordance with generally accepted accounted principles.

 Business Risk and Credit Concentration:

  The Company operates in the online travel services industry, which is new, rapidly evolving and intensely competitive. The Company competes primarily with traditional travel agency reservation methods and online travel reservation services. In the online travel services market, the Company competes with other entities that maintain similar commercial Web sites. There can be no assurance that the Company will achieve sufficient online traffic, travel bookings or commissions to realize economies of scale that justify its significant commitments to third parties.

  Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments (including money market accounts) and accounts receivable. The Company places its temporary cash investments with one major financial institution.

  The majority of the Company's customers for travel programs and related productions are located across the United States and are primarily in travel-related industries and television broadcast businesses. The Company performs ongoing credit evaluations of customers and generally does not require collateral. Allowances are maintained for potential credit losses, and such losses have been within management's expectations. In 1996, revenues from one customer approximated $5.7 million and accounted for approximately 46% of total revenues and 33% of accounts receivable at December 31, 1996. The majority of contracts with this customer have subsequently been terminated.

  For the nine months ended September 30, 1996 and 1997, revenues from the same customer approximated $4.4 million and $2.2 million, respectively, and accounted for approximately 46% and 21% of total revenues, respectively, and 50% and 13% of accounts receivable, respectively.

  The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short-term maturities of these instruments.

  Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the carrying value of the borrowings under the capital lease obligations, bank line of credit and notes payable approximate their fair value.

 Unaudited Interim Financial Information:

  The accompanying interim consolidated statements of operations and cash flows for the nine months ended September 30, 1996 together with the related notes are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary to present fairly, in all material respects, the consolidated financial position, the results of operations and cash flows for the nine month periods ended September 30, 1996. Results for the nine months ended September 30, 1997 are not necessarily indicative of results for the entire year.

                     PREVIEW TRAVEL, INC. AND SUBSIDIARIES

 Recently Issued Accounting Pronouncements:

  In 1997, the Financial Accounting Standards Board issued Financial Accounting Standard Number 128, "Earnings Per Share" (effective for the Company's year ending December 31, 1997), Number 129, "Disclosure of Information About Capital Structure," Number 130, "Reporting Comprehensive Income," and Number 131, "Disclosure About Segments of an Enterprise and Required Information," (which are effective for the year ending December 31, 1998). The Company has not determined the impact of the implementation of these pronouncements.

2. PROPERTY AND EQUIPMENT:

  Property and equipment are summarized as follows (in thousands):

                                         DECEMBER 31, DECEMBER 31, SEPTEMBER 30,
                                             1995         1996         1997
                                         ------------ ------------ -------------
   Furniture and fixtures...............   $   553      $   311       $  721
   Production equipment.................     2,849        1,782        1,795
   Leasehold improvements...............       142          275          365
   Computer equipment...................       922        1,827        2,637
                                           -------      -------       ------
                                             4,466        4,195        5,518
   Less accumulated depreciation........    (2,627)      (2,095)      (2,792)
                                           -------      -------       ------
   Property and equipment, net..........   $ 1,839      $ 2,100       $2,726
                                           =======      =======       ======

  Equipment under capital leases included in property and equipment amounted to $1,506,000 (net of $1,422,000 accumulated amortization), $1,264,000 (net of $1,104,000 accumulated amortization) and $2,928,000 (net of $1,122,000 accumulated amortization) at December 31, 1995 and 1996 and September 30, 1997, respectively.

3. INCOME TAXES:

  During the year ended December 31, 1994, deferred income tax benefits for federal and state taxes were $357,000 and $63,000, respectively. For December 31, 1995, and 1996 and September 30, 1997, the provision for income taxes comprised minimum state tax expense.

  Deferred tax assets (liabilities) as of December 31, 1995 and 1996 and September 30, 1997 comprised the following (in thousands):

                                                  DECEMBER 31,
                                                 ----------------  SEPTEMBER 30,
                                                  1995     1996        1997
                                                 -------  -------  -------------
   Film library................................. $  (182) $  (264)    $  (179)
   Property and equipment.......................    (103)      86         333
   Other........................................      45       55          97
   Warrants.....................................     112      179         229
   Deferred rent................................     103      140         158
   Net operating loss carryforwards.............   3,473    5,382       6,981
                                                 -------  -------     -------
                                                   3,448    5,578       7,619
   Less valuation allowance.....................  (3,448)  (5,578)     (7,619)
                                                 -------  -------     -------
                                                      --       --          --
                                                 =======  =======     =======

                     PREVIEW TRAVEL, INC. AND SUBSIDIARIES

  Due to the uncertainty surrounding the realization of the deferred tax asset in future tax returns, the Company has placed a valuation allowance against its net deferred tax assets. The valuation allowance has increased by $1,777,000 and $2,130,000 during 1995 and 1996, respectively, and $2,042,000 during the nine months ended September 30, 1997.

  At December 31, 1996, the Company had available net operating loss carryforwards for federal and state income tax purposes of approximately $14,516,000 and $7,271,000, respectively. These carryforwards expire from 2001 to 2011.

  Due to changes in the Company's ownership in 1995 and 1996, future utilization of these net operating loss carryforwards will be subject to certain limitations on annual utilization as defined by the Tax Reform Act of 1986.

4. NOTES PAYABLE AND LINE OF CREDIT:

  Notes payable and line of credit consist of (in thousands):

                                         DECEMBER 31, DECEMBER 31, SEPTEMBER 30,
                                             1995         1996         1997
                                         ------------ ------------ -------------
   Line of credit (1)..................    $   618      $    --       $   --
   Subordinated convertible shareholder
    notes payable (2)..................        750          750          750
   Subordinated notes payable (3)......      2,000        2,000           --
   Bank equipment note (4).............        543          407          305
                                           -------      -------       ------
                                           $ 3,911      $ 3,157       $1,055
   Less current portion................     (3,504)      (2,886)        (886)
                                           -------      -------       ------
                                           $   407      $   272       $  169
                                           =======      =======       ======

---------------------

(1) The Company has a bank line of credit collateralized by accounts receivable, equipment and inventories. The line requires monthly payments of interest only at prime plus 1.5% (9.5% and 9.75% at December 31, 1995 and 1996, respectively, and 8.50% at September 30, 1997), and any unpaid principal and interest will be due on May 5, 1998. The line has a maximum amount available of $2,000,000 and limits borrowing to 80% of qualified receivables (as defined). The bank credit agreement requires the Company's compliance with certain financial covenants related to tangible net worth and quarterly profitability and disallows the payment of dividends without prior approval from the bank. As of December 31, 1995 and 1996 and September 30, 1997, the Company was in compliance with these financial covenants.
(2) The notes to shareholders bear interest at the rate of 8% per annum payable semi-annually on June 30 and December 31, starting June 30, 1995. The entire unpaid principal and interest is due and payable on the earlier of demand by the note holders or January 31, 2000. The notes can be converted to common stock at a rate of one share per $2.20 of principal amount of such notes at the note holders' option. In addition, the notes will be automatically converted into shares of common stock upon the closing of a public offering of the Company's common stock with aggregate proceeds to the Company in excess of $7,500,000 and at a price of not less than $10.00 per share. The notes are subordinated to the bank line of credit and bank equipment note described in (4) below. The Company has reserved 340,909 shares of common stock for issuance upon conversion of the notes.

                     PREVIEW TRAVEL, INC. AND SUBSIDIARIES

(3) Subordinated notes payable to various shareholders, trusts and partnerships at December 31, 1995 and 1996 required semiannual interest payments at a rate of 8% per annum beginning July 14, 1993. The entire principal and remaining interest due on the notes was paid on March 1, 1997. The notes were collateralized by all Company assets excluding equipment. The notes were subordinated to the bank line of credit and bank equipment note, capital lease obligations and the debt described in (2) above, in an amount not to exceed $5,000,000.
(4) The bank equipment note is payable in equal monthly payments of $11,300 plus interest at 2% over the bank's prime rate (8.5% and 8.25% at December 31, 1995 and 1996, respectively, and 8.5% at September 30, 1997) through December 1999. The note was paid in full in October 1997.

5. COMMITMENTS:

  The Company leases its office space under a noncancelable operating lease expiring in 2001. Certain operating expenses and property taxes related to the leased office space are paid by the Company. The Company also leases certain production and office equipment and computers under capital leases expiring through 2001.

  Future minimum annual lease payments for both capital and operating leases are as follows:

                                                               OPERATING CAPITAL
                                                               --------- -------
   12 months ending September 30:
     1998.....................................................  $  473   $  943
     1999.....................................................     539      794
     2000.....................................................     588      509
     2001.....................................................     460      152
                                                                ------   ------
   Total minimum lease payments...............................  $2,060    2,398
                                                                ======
   Less amounts representing interest.........................              359
                                                                         ------
   Present value of minimum lease payments....................           $2,039
                                                                         ======

  Total rent expense for office space was $272,000, $434,000 and $479,000 for the years ended December 31, 1994, 1995 and 1996, respectively, and $359,000 and $329,000 for the nine months ended September 30, 1996 and 1997, respectively.

 Future Commitments and Contingencies:

  In September 1997 the Company entered into agreements with AOL, a related party, and Excite, Inc. (Excite) under which these companies are obligated to deliver minimum numbers of annual page views to the Company through the online areas featuring the Company's travel services. In connection with those services, the Company is obligated to make aggregate payments to AOL and Excite totaling $8.5 million in 1997 (assuming completion of the Company's initial public offering in 1997), $4.1 million in 1998, $10.9 million in 1999, $12.4 million in each of 2000 and 2001 and $7.7 million in 2002.

  The Company is also obligated to pay a percentage of commissions earned by the Company in excess of certain thresholds and, to retain the right to be the primary provider of travel services on AOL, must achieve specified levels of annual travel service bookings.

                     PREVIEW TRAVEL, INC. AND SUBSIDIARIES

6. PREFERRED STOCK:

  As of December 31, 1996 and September 30, 1997, the Company had five series of convertible preferred stock authorized and outstanding. The holders of all preferred stock have the same voting rights as common shareholders. Voting rights are equal to the number of shares of common stock into which such shares of preferred stock could be converted on the record date for the vote. The Series A, B, C, D, and E preferred stockholders are entitled to receive, when and as declared by the Board of Directors, noncumulative dividends at the rate of $0.12, $0.12, $0.168, $0.252, and $0.54 per share per annum, respectively. No dividends were declared in 1995 or 1996 or the first nine months of 1997. The preferred stock is convertible, at the option of the holder, at any time into common stock on a one for one basis, subject to adjustment resulting from certain future capital transactions. In addition, each preferred share automatically converts into common stock upon the earlier of (a) consummation of any public offering of common stock by the Company, provided the net proceeds to the Company of such offering exceed $7,500,000 and the price to the public is at least $10.00 per share, or (b) the date specified by written consent from at least 80% of the holders of each series of preferred stock. The Company has reserved 4,322,661 shares of common stock for the conversion of preferred stock. In the event of any voluntary or involuntary liquidation of the Company, the Series A, B, C, D, and E holders receive a liquidation preference of $2.00, $2.00, $2.80, $4.20 and $9.00 per share, respectively.

7. STOCK WARRANTS:

  The Company has issued warrants to purchase common and preferred stock to an online service provider, holders of certain debt, and an equipment lease provider. At September 30, 1997, the following warrants were outstanding:

                                 AGGREGATE
                                  EXERCISE
                         SHARES    PRICE                 EXPIRATION DATES
                         ------- ----------              ----------------
Common stock............ 160,000 $  352,000 The earlier of January 1999 or upon closing of an initial public offering

Common stock............ 128,011 $  425,000 The earlier of March 1998 or upon closing of an initial public offering

Common stock............  14,684 $   35,240 The earlier of May 2001 or upon closing of
                                             an initial public offering
Series D Preferred
 stock.................. 377,619 $1,586,000 The earlier of November 2001 or upon the closing of an initial public offering
Series D Preferred
 stock..................  20,000 $   84,000 The later of December 2005 or five years
                                             from the closing of an initial public
                                             offering
Series E Preferred
 stock..................  75,000 $  675,000 The earlier of July 2001 or the closing of an initial public offering
Series E Preferred
 stock..................  11,666 $  104,994 The earlier of July 2007 or five years following an initial public offering
Series E Preferred
 stock..................  94,500 $  850,500 The earlier of September 2002 or the closing of an initial public offering

  The Company estimated the fair value of these warrants and charged such amounts to expense at the time of issuance. The amounts charged to expense were not significant.

  The Company has reserved 881,480 shares of common stock for the exercise of common stock warrants and exercise and conversion of preferred stock warrants.

                     PREVIEW TRAVEL, INC. AND SUBSIDIARIES

8. OTHER SHAREHOLDERS' EQUITY:

  Other shareholders' equity comprise the following (in thousands):

                                         DECEMBER 31, DECEMBER 31, SEPTEMBER 30,
                                             1995         1996         1997
                                         ------------ ------------ -------------
     Unearned compensation..............     $--         $ --          $(536)
     Shareholder note receivable........       (8)        (234)         (130)
     Stock warrants.....................      284          457           571
                                             ----        -----         -----
                                             $276        $ 223         $ (95)
                                             ====        =====         =====

9. STOCK OPTION PLAN:

  Under the Company's stock option plan, as amended, the Board of Directors may grant options for common stock to employees, directors, and consultants either as incentive stock options or nonstatutory options. Options granted as incentive stock options are at an exercise price not lower than the fair market value of the stock at the date the options are granted. Nonstatutory options are issued at between 85% and 100% of fair market value. Options granted generally become exercisable over fours years (three years for options granted prior to 1995). At December 31, 1995 and 1996, and September 30, 1997, 1,056,750, 1,306,750 and 1,271,069 shares of common stock, respectively, were reserved for the exercise of stock options.

  The following table summarizes activity under the Company's stock option plan for the periods ended December 31, 1994, 1995 and 1996 and September 30, 1997:

                             NUMBER                                    WEIGHTED
                               OF                         AGGREGATE    AVERAGE
                             SHARES      OPTION PRICE       PRICE      EXERCISE
                         (IN THOUSANDS)    PER SHARE    (IN THOUSANDS)  PRICE
                         -------------- --------------- -------------- --------
Options outstanding at
 December 31, 1993......       247      $.050   - $2.20     $  206      $0.84
  Granted...............        57                 2.20        126       2.20
  Exercised.............       (97)      0.50   -  2.00        (66)      0.68
  Terminated............       (11)      0.50   -  2.20        (24)      0.99
                             -----      -----     -----     ------      -----
Options outstanding at
 December 31, 1994......       196       0.50   -  2.20        242       1.22
  Granted...............       586           2.20            1,290       2.20
  Exercised.............       (70)      0.50   -  2.20        (37)      0.54
  Terminated............       (35)      0.50   -  2.20        (73)      2.04
                             -----      -----     -----     ------      -----
Options outstanding at
 December 31, 1995......       677       0.50   -  2.20      1,422       2.10
  Granted...............       277       2.20   -  2.60        701       2.52
  Exercised.............      (137)      0.50   -  2.20       (246)      1.78
  Terminated............       (82)      0.50   -  2.60       (211)      2.56
                             -----      -----     -----     ------      -----
Options outstanding at
 December 31, 1996......       735       1.20   -  2.60      1,666       2.28
  Granted...............       501       2.60   -  8.50      2,567       5.12
  Exercised.............       (51)      1.20   -  2.60       (112)      2.22
  Terminated............       (27)      1.20   -  2.60        (64)      2.43
                             -----      ----- --- -----     ------      -----
Options outstanding at
 September 30, 1997.....     1,158      $1.20   - $8.50     $4,057      $3.54
                             =====      =====     =====     ======      =====

                     PREVIEW TRAVEL, INC. AND SUBSIDIARIES

  At September 30, 1997, options to purchase 448,885 shares of common stock were exercisable.

  At December 31, 1996 and September 30, 1997, 212,698 and 113,156,
respectively, shares remain available for issuance.

  The following table summarizes information with respect to stock options outstanding at December 31, 1996:

                               OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                     ---------------------------------------- -----------------------
                         NUMBER     WEIGHTED AVERAGE WEIGHTED     NUMBER     WEIGHTED
                      OUTSTANDING      REMAINING     AVERAGE   EXERCISABLE   AVERAGE
      RANGE OF        AT 12/31/96   CONTRACTUAL LIFE EXERCISE  AT 12/31/96   EXERCISE
   EXERCISE PRICES   (IN THOUSANDS)     (YEARS)       PRICE   (IN THOUSANDS)  PRICE
   ---------------   -------------- ---------------- -------- -------------- --------
       $1.20--
         $2.20            367             3.15        $2.18        190        $2.04
       $2.40--
         $2.60            368             3.76        $2.48         89        $2.42

  The following information concerning the Company's stock option plan is provided in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." The Company accounts for the plan in accordance with APB No. 25 and related Interpretations.

  The fair value of each option grant has been estimated on the date of grant using the minimum value method with the following weighted average assumptions used for grants in 1995 and 1996:

                                                       DECEMBER 31, DECEMBER 31,
                                                           1995         1996
                                                       ------------ ------------
     Risk-free Interest Rates.........................    6.75%        6.15%
     Expected Life....................................   5 years      5 years
     Dividends........................................      0            0

  The weighted average fair value per option granted in 1995 and 1996 was $0.64.

  The following pro forma income information has been prepared as if the Company had followed the provisions of SFAS 123 (in thousands):

                                                       DECEMBER 31, DECEMBER 31,
                                                           1995         1996
                                                       ------------ ------------
   Net loss--pro forma................................    $5,026       $5,732

  These pro forma amounts may not be representative of the effects on reported net income (loss) for future years as options vest over several years and additional awards are generally made each year.

  The Company has accounted for the fair value for the warrants issued in connection with the various financing and purchase transactions (Note 7) using the following assumptions for 1995 and 1996:

   Risk-free Interest Rate..............................................  5.50%
   Expected Life........................................................ 5 years

  The weighted average fair value of those purchase rights granted in 1996 was $0.29 through $1.08 per share.

  In connection with the filing of the Company's proposed initial public offering, see Note 15, certain options granted in 1997 have been considered to be compensatory. Compensation associated with such options as of September 30, 1997 amounted to $570,000. Of that amount, $34,000 has been charged to operations in the nine months ended September 30, 1997 and $536,000 has been recorded as unearned compensation and will be charged to operations over the period to 2001.

                     PREVIEW TRAVEL, INC. AND SUBSIDIARIES

10. SHAREHOLDER NOTES RECEIVABLE:

  Shareholder notes receivable represent the amounts due from directors and a former employee in exchange for issuance of common stock together with accrued interest. The notes bear interest at rates from 6%-8% and are due five years from the date of issuance but may be repaid earlier.

11. EMPLOYEE BENEFIT PLAN:

  The Company sponsors a defined contribution 401(k) plan which covers substantially all employees. Employer contributions are made at the discretion of the Company. The Company made no contributions to the plan during the years ended December 31, 1994, 1995 or 1996 or the nine months ended September 30, 1997.

12. LOSS ON CANCELLED PROGRAMMING:

  Effective September 30, 1994, the Company cancelled all further development of environmental related programming. Unamortized production costs totaling $2,166,000 were written off in 1994.

13. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

  During each of the years ended December 31, 1994, 1995 and 1996, and each of the nine month periods ended September 30, 1996 and 1997, the Company made cash payments for interest of approximately $485,000, $372,000, $260,000, $132,000 (unaudited) and $138,000, respectively, and payments for state franchise taxes of $1,600 for the year ended December 31, 1994 and $2,400 for each of the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1997.

  The following noncash investing and financing transactions occurred during the periods presented (in thousands):

                                              DECEMBER 31,      SEPTEMBER 30,
                                            ----------------- ------------------
                                            1994 1995   1996     1996      1997
                                            ---- ----- ------ ----------- ------
                                                              (UNAUDITED)
Property and equipment obtained through
 capital leases...........................  $394 $ 266 $1,039    $742     $1,062
                                            ==== ===== ======    ====     ======
Common stock issued for licensing and
 development costs........................    -- $ 655 $   --      --         --
                                            ==== ===== ======    ====     ======
Common stock issued for notes and interest
 receivable...............................    --    -- $  234    $185     $  103
                                            ==== ===== ======    ====     ======
Series E Preferred Stock issued upon
 conversion of bridge loans...............    --    -- $1,000      --         --
                                            ==== ===== ======    ====     ======
Unearned compensation in connection with
 the issuance of stock options............    --    --     --      --     $  570
                                            ==== ===== ======    ====     ======

14. RELATED PARTY TRANSACTION:

  During the year ended December 31, 1996, the Company recorded $1,537,040, $233,139 and $372,971 of airline ticketing, booking, and connect time revenues, respectively, pursuant to an agreement with America Online, Inc.
(AOL), a shareholder of the Company. The Company also recorded marketing expense of $107,563 for services in connection with the agreement. For the nine months ended September 30, 1997 the Company recorded 2,363,458, 229,864 and 262,987 of airline ticketing, booking and connect time revenues, respectively. The Company also recorded marketing expense of $1,038,905 for services in connection with the agreement.

                     PREVIEW TRAVEL, INC. AND SUBSIDIARIES

15. SUBSEQUENT EVENTS:

  In October 1997, subject to stockholder approval, the Board of Directors approved the reincorporation of the Company in Delaware having the effect of a 2:1 reverse stock split. All share and per share information in the accompanying consolidated financial statements and notes thereto have been restated for such stock split. In addition, subject to stockholder approval, the Board of Directors approved the 1997 Stock Option Plan reserving 1,500,000 Common Shares for future issuance.

  In addition, the Board of Directors authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission covering the proposed sale of shares of its common stock to the public. Upon completion of this proposed sale, all outstanding shares of the Company's convertible preferred stock will automatically convert into common stock. Unaudited pro forma shareholders' equity, as adjusted for the assumed conversion of the convertible preferred stock, is disclosed in the accompanying unaudited pro forma balance sheet.

[GRAPHIC DEPICTING FAREFINDER SCREEN]

SHOPPING FEATURES

                                         [GRAPHIC DEPICTING FIND-A-TRIP SCREEN]

  Preview Travel has created several special services designed to help consumers make better travel decisions. With Farefinder, users have quick and easy access to the lowest airfares from their home cities to destinations around the world. With Find-a-Trip, users can locate a vacation package designed to meet their specific needs and interests and retrieve extensive hotel and destination information, including photos and streaming video.


EASY-TO-USE AND CONVENIENT SERVICES

                   [GRAPHICS DEPICTING AIRLINE RESERVATION AND BOOKING SCREENS]

  Preview Travel's friendly interface makes it easy for customers to make their travel plans online. The Company's services are designed to help consumers shop for travel based on price, convenience and other criteria. In addition, Preview Travel enables consumers to store personal profiles and travel preferences, making their travel planning faster and more convenient.


[GRAPHIC DEPICTING E-MAIL SCREEN]

PERSONALIZED COMMUNICATIONS

  Each purchase on Preview Travel is followed by a series of personalized e-mail notifications. Online transactions are confirmed via e-mail and are followed by Bon Voyage and Welcome Home e-mails, which provide a summary of the travel itinerary as well as an opportunity to thank customers and solicit valuable feedback. Preview Travel also delivers targeted newsletters and notifications to its members on a regular basis.


KNOWLEDGEABLE CUSTOMER SERVICE

  Preview Travel is committed to delivering world-class customer service, including complete online help, free delivery of travel documents, 24-hour, toll-free customer service and e-mail support. Preview Travel's mission is to fully assist customers before, during and after their travel. The Company handles all aspects of customer service and fulfillment in-house, with a staff of cyber-literate travel professionals.

                                           [PICTURE OF CUSTOMER SERVICE CENTER]

www.previewtravel.com                                AOL keyword: previewtravel

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  NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

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                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
  Prospectus Summary......................................................   3
  Risk Factors............................................................   5
  Use of Proceeds.........................................................  19
  Dividend Policy.........................................................  19
  Capitalization..........................................................  20
  Dilution................................................................  21
  Selected Consolidated Financial Data....................................  22
  Management's Discuss and Analysis of Financial Condition and Results of
   Operations.............................................................  23
  Business................................................................  35
  Management..............................................................  49
  Certain Relationships and Related Transactions..........................  60
  Principal Stockholders..................................................  63
  Description of Capital Stock............................................  65
  Shares Eligible for Future Sale.........................................  67
  Underwriting............................................................  69
  Legal Matters...........................................................  70
  Experts.................................................................  70
  Additional Information..................................................  71
  Index to Consolidated Financial Statements.............................. F-1

  UNTIL           , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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                               2,500,000 SHARES

                         [LOGO OF PREVIEW TRAVEL(SM)]

                                 COMMON STOCK

                                --------------
                                  PROSPECTUS
                                --------------

                               HAMBRECHT & QUIST

                            NATIONSBANC MONTGOMERY
                               SECURITIES, INC.

                                       , 1997

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                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee, NASD filing fee and Nasdaq National Market listing fee.

                                                                        AMOUNT
                                                                        TO BE
                                                                         PAID
                                                                       --------
SEC Registration Fee.................................................. $ 11,897
NASD Filing Fee.......................................................    3,663
Nasdaq National Market Listing Fee....................................   50,000
Printing Fees and Expenses............................................  175,000
Legal Fees and Expenses...............................................  300,000
Accounting Fees and Expenses..........................................  200,000
Blue Sky Fees and Expenses............................................    5,000
Transfer Agent and Registrar Fees.....................................   15,000
Miscellaneous.........................................................   89,440
                                                                       --------
  Total............................................................... $850,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for certain expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). The Registrant's Amended and Restated Certificate of Incorporation (Exhibit 3.1 hereto) provides for indemnification of its directors and officers to the maximum extent permitted by the Delaware General Corporation Law and the Registrant's Bylaws (Exhibit 3.2 hereto) provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, the Registrant has entered into Indemnification Agreements (Exhibit 10.1 hereto) with its directors and officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require the Company, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors (other than liabilities arising from willful misconduct of culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' insurance if available on reasonable terms. Reference is also made to the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Company against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  (a) Since September 30, 1994, the Registrant has issued and sold (without payment of any selling commission to any person) the following unregistered securities (as adjusted to reflect the Registrant's reincorporation under the laws of Delaware and the automatic conversion of its outstanding Preferred Stock into Common Stock upon completion of this offering):

   (1) In connection with the reincorporation of the Registrant under the laws of Delaware to be effected prior to completion of this offering, the Registrant will exchange shares of its capital stock for the outstanding shares of capital stock of Preview Travel, Inc., a California corporation.

   (2) As of September 30, 1997, 410,680 shares of Common Stock had been issued upon exercise of options and 1,157,914 shares of Common Stock were issuable upon exercise of outstanding options under the Registrant's 1988 Stock Option Plan.
   (3) In January 1995, the Registrant issued and sold to eight investors shares of Series D Preferred Stock convertible into an aggregate of 1,492,976 shares of Common Stock for an aggregate purchase price of $6,270,500.
   (4) In February 1995, the Registrant issued to two investors convertible subordinated notes in the aggregate principal amount of $750,000, which notes are convertible into 340,909 shares of Common Stock.
   (5) In May 1996, the Registrant issued to 20 investors convertible subordinated notes in the aggregate principal amount of $999,959, which notes were converted into shares of Series E Preferred Stock in June 1996.
   (6) In June 1996, the Registrant issued and sold shares of Series E Preferred Stock convertible into an aggregate of 955,869 shares of Common Stock to 21 investors for an aggregate purchase price of $8,602,821. In September 1997, the Registrant issued and sold to 31 investors additional shares of Series E Preferred Stock convertible into an aggregate of 1,562,806 shares of Common Stock for an aggregate purchase price of $14,065,258.
   (7) In January 1997, the Registrant issued Series C Preferred Stock upon exercise of warrants held by 13 holders for an aggregate exercise price of $414,999. Such shares of Series C Preferred Stock are convertible into an aggregate of 148,214 shares of Common Stock.
   (8) The Registrant has issued to America Online, Inc. the following warrants in connection with certain commercial agreements between the Registrant and America Online, Inc.: (A) in January 1995, a warrant to purchase 160,000 shares of Common Stock for an aggregate purchase price of $352,000; (B) in November 1995, a warrant to purchase shares of Series D Preferred Stock convertible into 377,619 shares of Common Stock for an aggregate purchase price of $1,586,000; and (C) in June 1996, a warrant to purchase shares of Series E Preferred Stock convertible into 75,000 shares of Common Stock for an aggregate purchase price of $675,000.
   (9) The Registrant has issued to an equipment lease provider the following warrants: (A) in December 1995, a warrant to purchase shares of Series D Preferred Stock convertible into 20,000 shares of Common Stock for an aggregate purchase price of $84,000; and (B) in July 1997, a warrant to purchase shares of Series E Preferred Stock convertible into 11,666 shares of Common Stock for an aggregate purchase price of $104,994.
  (10) In September 1997 the Registrant issued to a strategic partner a warrant to purchase shares of Series E Preferred Stock convertible into 94,500 shares of Common Stock at an aggregate exercise price of $850,500.

  (b) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a).

  The issuance described in Item 15(a)(1) was or will be exempt from registration under Section 2(3) of the Securities Act on the basis that such transaction did not involve a "sale" of securities. The issuances described in Items 15(a)(3) through 15(a)(10) were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) thereof as transactions by an issuer not involving any public offering. The issuances described in Items 15(a)(2) were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated thereunder in that they were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation, as provided by Rule 701. In addition, such issuances were deemed to be exempt from registration under
Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends where affixed to the securities issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

  1.1*   Form of Underwriting Agreement.
  2.1*   Form of Agreement and Plan of Merger between the Registrant and
         Preview Travel, Inc., a Delaware corporation.
  3.1*   Certificate of Incorporation of the Registrant.
  3.2*   Form of Bylaws of the Registrant, to be effective upon completion of the offering.
  3.3*   Form of Amended and Restated Certificate of Incorporation of the
         Registrant, to be filed and effective upon completion of the offering.
  4.1*   Form of the Registrant's Common Stock Certificate.
  5.1**  Opinion of Venture Law Group, a Professional Corporation.
 10.1*   Form of Indemnification Agreement.
 10.2*   1988 Stock Option Plan, as amended.
 10.3*   1997 Stock Option Plan.
 10.4*   1997 Employee Stock Purchase Plan.
 10.5*   1997 Directors' Stock Option Plan.
 10.6*   Third Amended and Restated Registration Rights Agreement, dated June
         28, 1996, by and among the Registrant and certain holders of the
         Registrant's capital stock.
 10.7*   Amendment No. 1 to the Third Amended and Restated Registration Rights
         Agreement, dated September 26, 1997, by and among the Registrant and certain holders of the Registrant's capital stock.
 10.8+*  Travel Channel Agreement, dated September 30, 1997, by and between the
         Registrant and Excite, Inc.
 10.9+*  Interactive Services Agreement, dated September 1, 1997, by and between the Registrant and America Online, Inc.
 10.10+* Subscriber Services Agreement, dated October 1997, by and between the
         Registrant and Apollo Travel Partnership.
 10.11*  Warrant Agreement to Purchase Shares of Series D Preferred Stock,
         dated December 15, 1995, by and between the Registrant and Comdisco,
         Inc.
 10.12*  Warrant Agreement to Purchase Shares of Series E Preferred Stock,
         dated July 22, 1997, by and between the Registrant and Comdisco, Inc.
 10.13*  Office Lease, dated September 15, 1990, by and between the Registrant and Blum's Building Associates.
 10.14*  Severance Agreement, dated March 1997, by and between the Registrant and Kenneth Orton.
 11.1*   Statement Regarding Computation of Per Share Earnings.
 21.1*   Subsidiaries of the Registrant.
 23.1    Consent of Independent Accountants (see page II-7).
 23.2**  Consent of Counsel (included in Exhibit 5.1).
 24.1*   Power of Attorney.
 27.1*   Financial Data Schedule.

---------------------
  * Previously filed.
 ** To be supplied by amendment.
  + Certain information in these exhibits has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request under 17 C.F.R. Sections 200.80(b)(4),
    200.83 and 230.406.

  (b) Financial Statement Schedules

   Financial Statements Schedules have not been included inasmuch as the information required to be included therein is not material.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1), or (4), or 497(h) under the Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the undersigned Registrant has duly caused this Amendment to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on November 4, 1997.

                                          PREVIEW TRAVEL, INC.

                                          By:      /s/ Kenneth R. Pelowski
                                              ----------------------------------
                                              KENNETH R. PELOWSKI, EXECUTIVE
                                                VICE PRESIDENT, FINANCE AND
                                                 ADMINISTRATION, AND CHIEF
                                                     FINANCIAL OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO REGISTRATION STATEMENT ON FORM S-1 HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

              SIGNATURE                      CAPACITY                DATE
              ---------                      --------                ----
      /s/ Kenneth J. Orton*            President, Chief          November 4, 1997
-------------------------------------   Executive Officer
         (KENNETH J. ORTON)             and Director
                                        (Principal
                                        Executive Officer)

      /s/ Kenneth Pelowski             Executive Vice            November 4, 1997
-------------------------------------   President, Finance
         (KENNETH PELOWSKI)             and Administration
                                        and Chief Financial
                                        Officer (Principal
                                        Financial Officer)

     /s/ James J. Hornthal*            Chairman and              November 4, 1997
-------------------------------------   Director
         (JAMES J. HORNTHAL)

      /s/ Thomas W. Cardy*             Director                  November 4, 1997
-------------------------------------
          (THOMAS W. CARDY)


      /s/ Thomas A. Cullen*            Director                  November 4, 1997
-------------------------------------
         (THOMAS A. CULLEN)

              SIGNATURE                       CAPACITY               DATE
              ---------                       --------               ----
   /s/ William R. Hearst, III*          Director                 November 4, 1997
-------------------------------------
      (WILLIAM R. HEARST, III)

    /s/ Theodore J. Leonsis*            Director                 November 4, 1997
-------------------------------------
        (THEODORE J. LEONSIS)

    /s/ Douglas J. Mackenzie*           Director                 November 4, 1997
-------------------------------------
       (DOUGLAS J. MACKENZIE)

       /s/ James E. Noyes*              Director                 November 4, 1997
-------------------------------------
          (JAMES E. NOYES)

     /s/ David S. Pottruck*             Director                 November 4, 1997
-------------------------------------
         (DAVID S. POTTRUCK)

*By:   /s/ Kenneth R. Pelowski
     ---------------------------------
         (ATTORNEY-IN-FACT)

                                                                   EXHIBIT 23.1

           CONSENT OF COOPERS & LYBRAND L.L.P., INDEPENDENT AUDITORS

  We consent to the inclusion in this registration statement on Form S-1 (File No. 333-37183) of our report dated October 27, 1997, except for Note 15 for
which the date is    , 1997, on our audits of the financial statements of
Preview Travel, Inc. We also consent to the reference to our firm under the caption "Experts" and "Selected Financial Data."

                                          Coopers & Lybrand L.L.P.

San Francisco, CA

November 4, 1997

                                 EXHIBIT INDEX

  1.1*   Form of Underwriting Agreement.
  2.1*   Form of Agreement and Plan of Merger between the Registrant and
         Preview Travel, Inc., a Delaware corporation.
  3.1*   Certificate of Incorporation of the Registrant.
  3.2*   Form of Bylaws of the Registrant, to be effective upon completion of the offering.
  3.3*   Form of Amended and Restated Certificate of Incorporation of the
         Registrant, to be filed and effective upon completion of the offering.
  4.1*   Form of the Registrant's Common Stock Certificate.
  5.1**  Opinion of Venture Law Group, a Professional Corporation.
 10.1*   Form of Indemnification Agreement.
 10.2*   1988 Stock Option Plan, as amended.
 10.3*   1997 Stock Option Plan.
 10.4*   1997 Employee Stock Purchase Plan.
 10.5*   1997 Directors' Stock Option Plan.
 10.6*   Third Amended and Restated Registration Rights Agreement, dated June
         28, 1996, by and among the Registrant and certain holders of the
         Registrant's capital stock.
 10.7*   Amendment No. 1 to the Third Amended and Restated Registration Rights
         Agreement, dated September 26, 1997, by and among the Registrant and certain holders of the Registrant's capital stock.
 10.8+*  Travel Channel Agreement, dated September 30, 1997, by and between the
         Registrant and Excite, Inc.
 10.9+*  Interactive Services Agreement, dated September 1, 1997, by and between the Registrant and America Online, Inc.
 10.10+* Subscriber Services Agreement, dated October 1997, by and between the
         Registrant and Apollo Travel Partnership.
 10.11*  Warrant Agreement to Purchase Shares of Series D Preferred Stock,
         dated December 15, 1995, by and between the Registrant and Comdisco,
         Inc.
 10.12*  Warrant Agreement to Purchase Shares of Series E Preferred Stock,
         dated July 22, 1997, by and between the Registrant and Comdisco, Inc.
 10.13*  Office Lease, dated September 15, 1990, by and between the Registrant and Blum's Building Associates.
 10.14*  Severance Agreement, dated March 1997, by and between the Registrant and Kenneth Orton.
 11.1*   Statement Regarding Computation of Per Share Earnings.
 21.1*   Subsidiaries of the Registrant.
 23.1    Consent of Independent Accountants (see page II-7).
 23.2**  Consent of Counsel (included in Exhibit 5.1).
 24.1*   Power of Attorney.
 27.1*   Financial Data Schedule.

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  * Previously filed.
 ** To be supplied by amendment.
  + Certain information in these exhibits has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request under 17 C.F.R. Sections 200.80(b)(4),
    200.83 and 230.406.